Form 10-K, Exhibit 13
period 1996-12-31
PRIME BANCORP INC /PA
filed 1997-03-31
CIK 823550

1996 ANNUAL REPORT

PRIME BANCORP, INC.

Bank Headquarters

Corporate Offices
Valley Green Corporate Center
7111 Valley Green Road
Fort Washington, PA 19034

Main Office
Prime Bank
6425 Rising Sun Avenue
Philadelphia, PA 19111

Main Office
First Sterling Bank
80 West Lancaster Avenue
Devon, PA 19333

     (Map of Metropolitan Philadelphia and five-county Delaware Valley area)

Prime's corporate offices, main offices, and 23 branches, located throughout the five-county Delaware Valley area, are easily accessible. The First Sterling merger brought Prime five new branch locations.

Branches

Prime Bank

First Sterling
Bank

Philadelphia County

Burholme
Chestnut Hill
18th & JFK
Grant
Kensington
Lawndale
Penn Treaty
Somerton

Montgomery County

Horsham
Huntingdon Valley
Jenkintown
Montgomeryville
Willow Grove
First Sterling Bala Cynwyd
First Sterling Bryn Mawr

Bucks County

Fairless Hills
Oxford Valley
Richboro
Southampton
Yardley

Chester County

First Sterling Devon

Delaware County

First Sterling St. Davids
First Sterling Media

Please see inside back cover for a full listing of our branch location addresses.

PRIME BANCORP, INC.


FINANCIAL HIGHLIGHTS*
(Dollars in thousands except per share data)        1995         1996          % Change
-----------------------------------------------------------------------------------------

Net Income                                          $7,469      $4,017 (1)      -46.2%
Fully Diluted Earnings Per Share                      1.38        0.74 (1)      -46.4%
Dividends Declared Per Share                          0.62        0.68            9.7%
At Year End
   Assets                                          819,961     926,071           12.9%
   Loans Receivable, Net                           497,034     616,893           24.1%
   Deposits                                        644,306     736,642           14.3%
   Stockholders' Equity                             69,279      70,516            1.8%
   Book Value Per Share                              13.15       13.33 (1)        1.4%
Selected Ratios
   Return on Average Assets                          0.97%       0.45% (1)      -52.1%
   Return on Average Stockholders' Equity           11.89%       5.79% (1)      -51.3%
   Ratio of Equity to Assets                         8.45%       7.61% (1)       -8.5%
   Ratio of Non-Performing Assets to Total Assets    0.70%       0.92%           31.4%

* All amounts have been restated to reflect the 1996 merger with First Sterling Bancorp, as more fully described in Footnote 2 to the Consolidated Financial Statements.

(1) Includes a one time FDIC special insurance assessment of $1.66 million net of taxes, restructuring charges of $1.70 million net of taxes and $620 thousand of additional loan loss provision net of taxes. Excluding these charges, net income, fully diluted earnings per share, book value per share, return on average assets, return on average equity and equity to assets would have been $8.01 million, $1.47, $14.08, .91%, 11.55%, and
     8.01% for the twelve months ended December 31, 1996, respectively.


    [The printed version of this document contains a bar graph depicting the following plot points]

                     1992        1993        1994        1995        1996
                   --------    --------    --------    --------    --------
Deposit Growth     $439,796    $491,163    $585,066    $644,306    $736,642



    [The printed version of this document contains a bar graph depicting the following plot points]

                     1992        1993        1994        1995        1996
                   --------    --------    --------    --------    --------
Loan Growth        $369,145    $405,331     $443,182   $497,034    $616,893



    [The printed version of this document contains a bar graph depicting the following plot points]

                                           $ in Millions
                       1992        1993        1994        1995        1996
                     --------    --------    --------    --------    --------
Net Interest Income   20.20       23.67        25.79       28.42       32.52


                PRIME BANCORP, INC. o 1996 ANNUAL REPORT o PAGE 1

March, 1997

Dear Shareholders:

The year 1996 was a turning point, an exciting period of transition, for Prime Bancorp, Inc. I recently completed my first year as President and Chief Executive Officer, and have never been more optimistic about the future.

     Prime is strategically positioned to become the premier Delaware Valley commercial bank. As we become a complete financial services provider, I believe our commitment to customer service excellence will make Prime the bank of choice for individuals and businesses throughout our region.

     We took some very important steps last year. First, we made significant progress toward our conversion from a thrift to a commercial bank. During 1996, Congress passed legislation removing two major financial obstacles to the conversion. The first resolved the issue of the deductibility of the allowance for loan losses for tax purposes, providing a significant savings for the thrift industry. The second piece of legislation resulted in a one-time BIF/SAIF recapitalization assessment which will help make the future more equitable, in terms of deposit insurance, between thrifts and commercial banks.

     Also in 1996, we completed the merger of First Sterling Bancorp, Inc. into Prime Bancorp, Inc. Through this merger, Prime expanded its presence into Delaware, Montgomery, and Chester counties. The merger brought us many benefits including five additional branches and First Sterling's high-quality commercial loan generation capabilities. We've added William H. Bromley, founder and President of First Sterling, and his talented staff, to the Prime organization. And, three First Sterling board appointees have joined the Prime Bancorp, Inc. Board of Directors bringing with them their valuable expertise and insights. (Please see pages six and seven for "About The First Sterling Merger.")

     Illustrating Prime's new direction, we introduced a fresh new look for Prime Bancorp, Inc. on the front of this report. It symbolizes the organization that we are rapidly becoming. Stating our name proudly and boldly, the new look underscores our continuous movement forward as we seek future opportunities.

     Still another transition, in 1996 we accepted the retirement of Erwin T. Straw. Although he will continue as Chairman of the Board of Directors, he will no longer participate in day to day bank operations. Erv Straw's fine leadership, along with our dedicated Board of Directors and staff, set the solid foundation upon which we now build. We wish him well and thank him for his enormous contribution to our community and the banking industry. (Please see page eight for "A Tribute To Erwin T. Straw.")

[Picture of James J. Lynch]

James J. Lynch
President & C.E.O.


DISCUSSION OF 1996 FINANCIAL RESULTS

Prime reported earnings of $4.02 million for the year ending December 31, 1996. The earnings have been restated to reflect the results of the merger for the full year in accordance with the pooling of interests accounting method. The Bank's net income for 1996, excluding one-time charges, was $8.01 million, a 7.2% increase over last year.

     Prime's core earnings, measured by the spread between net interest income and non-interest expenses, strongly improved during 1996, with the Bank demonstrating strong balance sheet growth. Loans, led by growth in commercial, construction, and consumer lending, grew 24.1% from $497.0 million to $616.9 million. It is important to note that most of this growth was supported by a 14.3% increase in core deposits from $644.3 million in 1995 to $736.6 million at the end of 1996. Balance sheet growth drove net interest income up 14.4% from $28.42 million during 1995 to $32.52 million in 1996, an increase of $4.10 million.

     Non-interest expenses, excluding one-time charges, also increased but at a slower 11.1% pace. The higher expenses were attributable to the hiring of key lending personnel, the continued expansion of our branch network, and technological enhancements upgrading data processing and telecommunication systems.

     Non-interest income growth was flat during 1996 at $3.22 million compared to $3.44 million for 1995. However, 1995's non-interest income included a $260 thousand gain from the one-time sale of mortgage servicing. This is an area that will receive management focus as we look to increase revenues from fee income.

A LOOK BEYOND ONE-TIME EVENTS

One-time charges played a significant role in the financial results for 1996. It is important to look beyond the short-term impact of these charges and focus on the long-term benefits that they represent.

     First, there was a one-time assessment of all thrifts to recapitalize the federal deposit savings associations insurance fund. Prime's portion of the assessment was $1.66 million on an after-tax basis. Second, the merger with First Sterling generated $1.70 million, after taxes, in one-time, merger-related costs.

     Finally, as mentioned in our November 8th proxy, we adopted a more aggressive strategy to accelerate the resolution of problem real estate loans during 1996. This effort required the one-time charge of approximately $1 million ($620 thousand after tax), along with additional amounts to replenish reserves depleted by charged-off loans. We strongly believe this strategy will be more economical than a long-term approach to working out the problem real estate loans.

                PRIME BANCORP, INC. o 1996 ANNUAL REPORT o PAGE 3

I BELIEVE THAT CUSTOMERS,
BOTH INDIVIDUALS AND BUSINESSES, STILL
WANT A BANKER THEY CAN TRUST --
NOT JUST A BANK -- TO HANDLE THE
IMPORTANT DETAILS
OF THEIR FINANCIAL LIVES.
THAT IS WHY PRIME STRESSES
SERVICE EXCELLENCE ABOVE ALL ELSE.

     Including these one-time charges, net income for 1996 was $4.02 million, or $.74 per share on a fully diluted basis. Earnings for 1995 were $7.47 million, or $1.38 per share.

PRIME'S POSITION TODAY

I believe that customers, both individuals and businesses, still want a banker they can trust -- not just a bank -- to handle the important details of their financial lives. That is why Prime stresses service excellence above all else. Sure, we are committed to continuing to probe and develop cost-effective technologies. But it is our service that makes us shine.

     With the completion of the merger, Prime is positioned to effectively compete with the smaller community and neighborhood banks and with the big banking institutions. We have become more than a traditional thrift organization by combining the best of a retail-oriented traditional thrift with the best of a commercial lending bank. The result, we believe, will be the best commercial bank in our marketplace.

RETAIL BANKING

Our friendly, experienced retail banking team, enhanced by our new employees from First Sterling, are dedicated to serving our retail customers. As we expand and change, we will guide our employees with ongoing training to strengthen product knowledge, as well as service and management skills.

     As a recognized leader in the area of mortgage lending, we bring our customers the convenience of obtaining a mortgage where they bank. We plan to work to increase market share in this area and in the more general area of consumer lending.

     Although the merger brought us five additional branches, we will continue to develop Prime's distribution network. We plan to open two new branches in 1997. We believe one of the locations will be the Plymouth Meeting area and we are researching other viable locations for the second.

COMMERCIAL BANKING

Like our retail banking team, our exceptional commercial banking group has benefited from the addition of the fine people from First Sterling. Focused on building relationships, our commercial lending team does what it takes to serve Prime's business clients. Enhanced cash management products and services are being introduced and delivered to meet the needs of our business customers.

     To further support our commercial banking efforts, we are pursuing new lines of business through an alliance with Valley Forge Asset Management, an established money management firm. Through this alliance we can offer our business customers ancillary services such as 401k and pension plan options. And for our individual private banking customers, the alliance enables us to offer asset management services. We are also exploring other alliances to bring our customers non-traditional banking products such as mutual funds, annuities, and other insurance products.

1997 AND BEYOND

Looking at 1997, we expect this to be the year that Prime becomes a billion-dollar bank. We also believe that we will complete our conversion to a commercial bank by the end of the year further strengthening our competitive edge.

     As always, we will continue to evaluate the returns of fee income versus the costs and risks of products and technologies. One of the new consumer technologies planned for 1997 is an automated telephone system designed to give customers and businesses easy 24-hour access to account and product information. We also plan to bring PC banking to our business customers this Spring and we are exploring the feasibility of home PC banking and internet banking for our individual customers in the future.

     As we expand our services and open new branch locations, we will continue to support important community reinvestment projects such as the rehabilitation of the St. Joseph's orphanage in North Philadelphia into a 62-unit apartment complex for low-income housing. Prime is also involved with Habitat for Humanity, a project that assists public efforts to revitalize urban communities by creating home ownership opportunities for low-income families. These projects help us participate in the rebuilding of our inner cities as good corporate citizens and neighbors.

     As mentioned in the beginning of my letter, I've never been more optimistic about the future. Clearly we are proud of our accomplishments in 1996 and we are ready to meet the challenges of 1997 and beyond. Prime has become a bold new force in Delaware Valley banking. We look forward to telling you about our progress in future reports. And finally, I'd like to take this opportunity to thank all of you, our customers, our staff, our board, and our shareholders, for your confidence and support.

Sincerely,


[SIGNATURE]
James J. Lynch
President & C.E.O.


                PRIME BANCORP, INC. o 1996 ANNUAL REPORT o PAGE 1

ABOUT THE
FIRST STERLING MERGER

[Picture of Main Office]
     Main Office
     Devon, PA


[Picture of Corporate Offices]
        Corporate
         Offices
   Fort Washington, PA


First Sterling Bank opened in 1988 as a state chartered commercial bank. It was founded by William H. Bromley, formerly with Industrial Valley Bank (IVB), and a group of business leaders, to fill a niche in the western suburbs marketplace for the service-oriented community bank. In just eight years, Mr. Bromley and his staff, successfully grew the bank to five locations with total assets of $235 million.

MERGER BENEFITS

The merger enables Prime to expand into the very desirable western
Pennsylvania suburbs. Mergers among the large major banks have disrupted the Delaware Valley's banking market. By merging First Sterling into Prime, the combined organization is better equipped to aggressively penetrate this market.

     Prime's banking operations contribute significantly to First Sterling's ability to attract more, and larger, commercial loans and deposits. And Prime benefits from First Sterling's high-quality commercial loan generation programs.

     The valuable experience and areas of specialization of the First Sterling management team and Board of Directors is yet another merger benefit. Prime welcomes contributions from all new employees and directors.

PRIME AND FIRST STERLING
  A Winning Combination

PRIME BANCORP, INC.               BEFORE MERGER       AFTER MERGER
-------------------------------------------------------------------------------

Total Assets                       $691 million       $926 million
1996 Annual Net Income (1)         $5.8 million       $8.0 million
Total Branches                               18                 23
Loan Mix:
   Commercial                               31%                41%
   Real Estate/Construction                  9%                 6%
   Consumer                                 20%                16%
   Residential Mortgages                    40%                37%
Deposit Mix:
   Demand                                   19%                22%
   Savings                                  30%                24%
   Time                                     51%                54%

(1) Excludes one time FDIC special assessment and restructuring and other merger related expenses.

   [Picture of James J. Lynch, William H. Bromley and Walter L. Tillman, Jr.]
                                James J. Lynch,
                              President & C.E.O.,
                              Prime Bancorp, Inc.

                              William H. Bromley,
                                Executive V.P.,
                              Prime Bancorp, Inc.

                             Walter L. Tillman, Jr.
                                Executive V.P.,
                              Prime Bancorp, Inc.

     The greater size of the combined organization is also beneficial giving Prime earnings growth through expansion and efficiencies. There is a larger pool of resources creating savings in such areas as training, advertising, and promotion.

     The top management of Prime and First Sterling see the merger as a positive event for shareholders, customers, and employees of both banks. "We are extremely pleased to have reached this agreement with First Sterling," said James J. Lynch, President and Chief Executive Officer of Prime Bancorp, Inc. "The combination of these two companies creates a premier commercial bank for the five-county Philadelphia area. First Sterling provides a perfect complement to Prime's existing branch network. The five First Sterling branches offer Prime an entrance into the rapidly expanding western suburbs. All branch locations of both banks will remain open and we will continue to grow and expand by opening new branches providing more opportunities for our employees."

     According to William H. Bromley, Executive V.P. of Prime Bancorp, Inc. and First Sterling's President, the merger brings many resources to First Sterling customers and employees. "This merger is viewed favorably by the entire First Sterling family. It enables us to offer our customers additional financial products. The expansion of credit lines, through the combined capital of the two banks, helps us to better serve our customers' needs," Mr. Bromley explained. "We are equally excited and comfortable that the First Sterling culture and level of service will not be interrupted, but will be enhanced, by the merger."

NEW ADVERTISING CAMPAIGN FEATURES PRIME'S NEW IMAGE

As a result of the merger, Prime has grown, spread its wings, and become a "Bold New Force" in the Delaware Valley banking community. A new advertising campaign is currently introducing the new Prime Bank image to the public.

     Prime now has "The strength of a big bank, the service of a small one." This new position enables Prime to compete with banks of all sizes when it comes to personal service and products. Not too big and not too small. Prime is now just the right size for success.

                            [Picture of two covers]

                               A WELCOME TO FOUR
                               NEW BOARD MEMBERS

                             WE ARE PROUD TO WELCOME
                     FOUR NEW DISTINGUISHED MEMBERS TO THE
                     PRIME BANCORP, INC. BOARD OF DIRECTORS.

                                    THEY ARE:
                             WILLIAM J. CUNNINGHAM,
                            BASKETBALL HALL OF FAMER
                         AND FORMER CHAMPIONSHIP WINNING
                            COACH OF THE PHILADELPHIA
                           76ERS AND FORMER OWNER AND
                          FOUNDER OF THE MIAMI HEAT PRO
                              BASKETBALL FRANCHISE.

                                 ROBERT A. FOX,
                    PRESIDENT OF R.A.F. INDUSTRIES, A PRIVATE
                      INVESTMENT COMPANY WHICH ACQUIRES AND
                    MANAGES A DIVERSIFIED GROUP OF OPERATING
                          COMPANIES AND VENTURE CAPITAL
                                  INVESTMENTS.

                                 ROY T. PERAINO,
                   FORMER CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                           OF CONTINENTAL BANCORP AND
                    CONTINENTAL BANK AND FORMER PRESIDENT OF
                             MIDLANTIC CORPORATION.

                                ARTHUR L. POWELL,
                           PRESIDENT OF KRAVCO, INC.,
                            A REAL ESTATE DEVELOPMENT
                          COMPANY WHICH SPECIALIZES IN
                              LARGE SHOPPING MALLS.





                PRIME BANCORP, INC. o 1996 ANNUAL REPORT o PAGE 7

                          A TRIBUTE TO ERWIN T. STRAW

                          [Picture of Erwin T. Straw]

                      OFTEN DESCRIBED AS A TRUE GENTLEMAN,
                         MR. STRAW'S CARING, SINCERITY,
                           AND GOOD HUMOR ARE PART OF
                          WHAT'S MADE HIM A SUCCESS IN
                             ALL AREAS OF HIS LIFE.


Erwin T. Straw
Chairman


From 1984 through January 1996, Erwin T. Straw served Prime Bank as President and Chief Executive Officer. On January 31, 1996, he turned the position over to his successor, James J. Lynch, and became Chairman of the Board of Directors of Prime Bancorp, Inc. Although continuing this role, Mr. Straw is now retiring from participation in the Bank's day to day operations. It is at this time that we would like to honor him for his long, successful career and his many contributions.

     Born and raised in Philadelphia, Mr. Straw was a member of Northeast Catholic High School's Class of 1946. After high school, he enlisted in the U.S. Navy and served as a radio operator on a minesweeper into 1948. He graduated with honors in 1952 from Mount Saint Mary's College, Emmitsburg, PA, and he was elected as President of the Honor Society. He later graduated from Stonier Graduate School of Banking, Rutgers University. Prior to joining Prime Bank, Mr. Straw was Lending Vice President at Cheltenham Bank from 1960 to 1984.

     An active member of the Philadelphia business community, Mr. Straw is a past President and Director of the Insured Financial Institutions of the Delaware Valley. He is a Director of the Pennsylvania Association of Community Bankers, and a member of the Thrift Institutions Advisory Council for the Federal Reserve Bank of Philadelphia. His many civic roles include serving as Treasurer of the Board of Trustees of Episcopal Hospital, a Trustee of Manor Junior College, and a Director of the Philadelphia Protestant Home.

     Often described as a true gentleman, Mr. Straw's caring, sincerity, and good humor are part of what's made him a success in all areas of his life. The father of seven children, six daughters and one son, he and his wife, Ella, now have thirteen grandchildren.

     We thank Mr. Straw for his leadership and dedication to Prime Bank's success. Through his many years of service to the Bank, he has built a stable, competitive organization with a strong service culture and a commitment to its customers, community, and employees. We wish him all the best.

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS


GENERAL

The activities of Prime Bancorp, Inc. (the "Company") are limited primarily to holding the common stock of its principal subsidiaries, Prime Bank and First Sterling Bank (the "Bank"). The Bank's mission is to provide individuals, businesses and communities, within the Philadelphia area, with high-quality financial services. Operating through 23 offices, the Bank lends, gathers deposit money, and provides other financial services. Loans are diversified among residential mortgage, commercial real estate, consumer, and commercial lines while deposits are gathered through multiple checking, savings, and CD product lines.

    [The printed version of this document contains a bar graph depicting the following plot points]

                                                    In Millions
                                             1994        1995       1996*
                                          --------    --------    --------
       Net Income                           $6.71       $7.47       $8.01

----------
* excludes one-time charges


NET INCOME

Prime Bancorp, Inc. reported net income of $4.02 million during 1996 compared with $7.47 million for 1995, and $6.71 million for 1994. The decrease in income for 1996 was caused by one-time charges, on an after-tax basis, including $1.66 million for an assessment to recapitalize the federal deposit insurance fund, $1.70 million in merger-related costs, and $620 thousand in extra loan loss provisioning. All numbers, including prior financial information, have been restated to reflect the results of the merger with First Sterling Bancorp, Inc., Devon, Pennsylvania for all years in accordance with the pooling-of-interests accounting method. Net income for 1996, excluding one-time charges, would have been $8.01 million, a 7.2% increase over 1995.


    [The printed version of this document contains a bar graph depicting the following plot points]

                                                    In Millions
                                             1994        1995        1996
                                          --------    --------    --------
       Net Income                          $25.79      $28.42      $32.52


NET INTEREST INCOME

Net interest income for a bank is analogous to the gross profit of a business. It represents the difference between income earned on earning assets and the interest expense paid on liabilities. Net interest income is affected by market and economic conditions which influence rates, as well as loan and deposit growth.

     Net interest income strongly increased by 14.4% over 1995 which was 10.2% ahead of 1994. Balance sheet growth drove net interest income higher to $32.52 million during 1996 compared to $28.42 million for 1995, and $25.79 million for 1994. The improvement was largely supported by volume increases. Earning assets in 1996 increased 12.2%. Period end loans increased 24.1%, led by growth in commercial, construction, consumer, and consumer real estate.

     Prime's net interest margin declined from 4.18% during 1995 to 4.14% during 1996, compared with 4.44% in 1994. Most of this decrease in margins has been caused by changes in balance sheet mix and thinner spreads on newly booked business.

                PRIME BANCORP, INC. o 1996 ANNUAL REPORT o PAGE 9

                     PRIME BANCORP, INC. 1996 ANNUAL REPORT

     Management is committed to maintaining long-term stability in net interest income despite changes in interest rates. This is accomplished through the approximate matching of asset repricings and durations to liability repricings and durations.


     The two tables on pages 15 and 16 present an analytical explanation of Prime's net interest income. The first provides a detailed spread analysis and the second shows a differential rate/volume variance analysis.



    [The printed version of this document contains a bar graph depicting the following plot points]

                                                    In Millions
                                             1994        1995        1996
                                          --------    --------    --------
       Provision for loan losses            $1.59     $1.13        $3.84


PROVISION FOR LOAN LOSSES

The provision for loan losses for 1996 was sharply higher than in 1995. Provision for loan losses was $3.84 million in 1996 compared with $1.13 million in 1995. The increased level reflected additional provisioning to keep pace with rapid loan growth, the one-time charge of approximately $1 million ($620 thousand after tax) to accelerate the resolution of problem loans, and additional amounts to replenish reserves depleted by charged-off loans. Net charge-offs were higher at $2.71 million in 1996, which included a large charge-off on a residential construction loan. This compares with net charge-offs $1.11 million in 1995 and $1.13 million in 1994.

NON-INTEREST INCOME

Non-interest income was $3.44 million in 1995 while 1996's amount was $3.22 million. Non-interest income for 1995 included a $260 thousand gain from the one-time sale of mortgage servicing. The slight decline in investment income for 1996 followed a strong increase from 1994 to 1995.

     In spite of the decrease, fees and service charges continued steady growth. Security gains were $288 thousand and $448 thousand in 1996 and 1995 compared with security losses of $285 thousand in 1994.


    [The printed version of this document contains a bar graph depicting the following plot points]

                                                    In Millions
                                             1994        1995        1996
                                          --------    --------    --------
       Non-Interest income                  $2.18      $3.44       $3.22



NON-INTEREST EXPENSE

     Non-interest expenses of $26.00 million for 1996 included $4.97 million in non-recurring expenses. Specifically, this included $2.71 million for the assessment to recapitalize the federal deposit savings association insurance fund and $2.26 million in merger-related costs. Excluding one-time charges, non-interest expenses were $21.02 million, up 11.1% from $18.93 million for 1995 which was 18.1% higher than they were in 1994.

     Non-interest expenses also increased because of a 15.1% increase in salaries and benefits primarily due to the hiring of key lending personnel, continued expansion of the branch network, and technological enhancements involving the upgrading of data processing and telecommunication systems.


    [The printed version of this document contains a bar graph depicting the following plot points]

                                                    In Millions
                                             1994        1995       1996*
                                          --------    --------    --------
       Non-Interest Expense                $16.03      $18.93      $21.02

----------
* excludes one-time charges

                     PRIME BANCORP, INC. 1996 ANNUAL REPORT
INCOME TAXES

The provision for federal and state income taxes for the years ended
December 31, 1996, 1995, and 1994 was $1.90 million, $4.34 million, and $3.63 million, respectively.

     The lower provision for income taxes for 1996 was the result of lower pre-tax income and credits earned through the Bank's reinvestment projects, which was offset by non-deductible merger costs.




    [The printed version of this document contains a bar graph depicting the following plot points]

                                                    In Millions
                                             1994        1995        1996
                                          --------    --------    --------
       Income Taxes                        $3.63        $4.34       $1.90





BALANCE SHEET REVIEW

Prime's total assets grew 12.9% from $820.0 million at year-end 1995 to $926.1 million twelve months later. Balance sheet changes are summarized in the following table (dollars in millions):

-------------------------------------------------------------
Balance Sheet         1995       1996    $Change    %Change
-------------------------------------------------------------

Loans (Net)(1)      $503.8     $616.9     $113.1      22.5%
Investments(2)       259.3      239.5      (19.8)     -7.6%
Non-earning assets    56.9       69.7       12.8      22.5%
Total Assets         820.0      926.1      106.1      12.9%

Deposits             644.3      736.6       92.3      14.3%
Purchased Funds(3)    97.7      110.4       12.7      13.0%
Other Liabilities      8.7        8.6        (.1)     -1.1%
Equity                69.3       70.5        1.2       1.7%
Total Liabilities
   and Equity        820.0      926.1      106.1      12.9%
=============================================================

(1)  Loans (net) includes loans receivable and loans held for sale.
(2)  Investments includes investments and interest-bearing deposits.
(3) Purchased funds includes advance payments by borrowers for taxes and insurance.


1996 balance sheet growth was supported by a $92.3 million increase in deposits and a $12.7 million increase in purchased funds, as well as a $1.2 million increase in equity and a $.1 million decline in other liabilities. These funds were used to support loan growth of $113.1 million. There was an investment decline of $19.8 million, which also helped fund growth, and a $12.8 million increase in non-earning assets.

LOANS

Loans grew 22.5% from $503.8 million at the end of 1995 to $616.9 million at the end of 1996, an increase of $113.1 million. During 1996, commercial, consumer, and commercial real estate loan growth was strong, as a result of the Bank's expanded and improved lending team.

INVESTMENTS

Investments declined moderately, 7.6%, during the year, making room on the balance sheet for more loan growth. Management's investment strategy continues to focus on maintaining an adequate reserve of shorter-term investments to conservatively meet liquidity needs, combined with a more permanent portfolio of medium-term investments to serve asset/liability management purposes.

     The composition of the investment portfolio is also influenced by the "Qualified Thrift Lender" test established by Federal laws which require the Bank to maintain 65% of its assets in housing related loans and investments. In order to meet this requirement and because of the Bank's loan diversification into non-housing related products, most of the Bank's portfolio investments are placed in mortgage-backed securities. Prime's mortgage-backed securities are principally collateralized mortgage obligations (CMOs) and adjustable rate mortgages (ARMs).

NON-INTEREST EARNING ASSETS

Non-interest earning assets increased from $56.9 million in 1995 to $69.7 million in 1996. This increase reflects higher levels associated with strong demand deposit and other balance sheet growth.

DEPOSITS

Deposits increased $92.3 million or 14.3% during 1996. The year was characterized by strong growth in checking account balances, particularly in commercial deposits. Also, good growth in retail CDs, including $11.7 million in a new callable CD product introduced late in the year, contributed to the increase.


               PRIME BANCORP, INC. o 1996 ANNUAL REPORT o PAGE 11

                     PRIME BANCORP, INC. 1996 ANNUAL REPORT

PURCHASED FUNDS

Purchased funds at year-end 1996 increased 13.0% to $110.4 million from $97.7 million at year-end 1995. Purchased funds at year- end 1996 included $32.6 million in customer repos. Customer repos for 1995 came to $19.1 million.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses increased from $6.08 million at the end of 1995 to $7.21 million at the end of 1996, an increase of 18.5%. The allowance for loan losses is based on a periodic evaluation of the portfolio and is maintained at a level that management considers adequate to absorb losses known and inherent in the portfolio.

     Management considers a variety of factors when establishing the allowance recognizing that an inherent risk of loss always exists in the lending process. Consideration is given to the impact of current economic conditions, diversification of the loan portfolio, historical loss experience, delinquency statistics, results of detailed loan reviews, borrowers' financial and managerial strengths, the adequacy of underlying collateral, and other relevant factors.

     As a result of the merger with First Sterling, the Bank has modified its approach to the workout of certain assets. This strategy involves the accelerated resolution of problem assets which, the Bank believes, is more economical than a long-term work out approach, and will allow management to concentrate its resources on growth and revenue generation.

     The allowance for loan losses is increased by the provision for loan losses and recoveries on previously charged-off loans, and is reduced by actual charge-offs. While management uses available information to establish allowances for losses on loans, future additions to the allowance for loan losses may be necessary based on the changes in economic conditions.

     In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require the Bank to make additions to the allowance for loan losses based on their assessment of information which is available to them at the time of their examination.

     A substantial portion of the Company's loans are secured by real estate in its market area. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recoverability of a substantial portion of the carrying amount of real estate owned is susceptible to changes in economic and market conditions in the Company's local area. However, management believes that the allowance for loan losses is adequate and that the value assigned to properties included in real estate owned do not exceed their current estimated fair values less estimated costs to sell.

CAPITAL ADEQUACY

The Company's equity increased by $1.2 million during 1996. The Company's equity ratio was 7.61% at year-end 1996 vs. 8.45% at year-end 1995. These capital ratios qualify the Bank as "well capitalized" under current regulatory guidelines and provide a foundation for future growth.

BANKING RISKS

CREDIT RISK

During 1996, Prime continued to place a heavy emphasis on generating high quality loans. Approvals of loans rest with experienced lenders who follow detailed underwriting and appraisal standards. The Bank focuses on keeping credit risks at reasonable levels.

     In 1996 higher provisions were made regarding credit risk. As previously stated, the increased level reflected additional provisioning to keep pace with rapid loan growth, the one-time charge of approximately $1 million ($620 thousand after tax) to accelerate the resolution of problem loans, and additional amounts to replenish reserves depleted by charged-off loans.

LIQUIDITY RISKS

A solid base of stable core deposits is the key to minimizing liquidity risk. The second key is maintaining a pool of readily marketable investments as a liquidity reserve to support unforeseen fluctuations in deposit and loan volumes. The third and final key is to maintain plenty of excess borrowing capacity.

     Prime's loan to deposit ratio improved during 1996. The Bank's unused borrowing capacity at the Federal Home Loan Bank was approximately $161.8 million at year end.

The following table provides key asset quality trends (dollars in thousands).

                                                  1992        1993         1994         1995           1996
-----------------------------------------------------------------------------------------------------------------
Net Charge-offs                                $(1,150)     $ (941)      $(1,132)      $(1,114)       $(2,713)
Net Charge-offs as % of Loans                    0.31%        0.23%        0.26%         0.22%          0.44%

Non-Performing Assets                           $6,622       $7,133      $ 7,291       $ 5,755         $8,509(1)
Non-Performing Assets as % of Assets             1.29%        1.19%        0.99%         0.70%          0.92%

Allowance for Loan Losses                       $4,386       $5,605      $ 6,067       $ 6,082         $7,206
Allowance as % Loans                             1.19%        1.38%        1.37%         1.22%          1.17%
Allowance as % Non-Performing Assets            66.23%       78.58%       83.21%       105.68%         84.69%(1)
-----------------------------------------------------------------------------------------------------------------

(1) Non-performing assets, which includes non-accrual loans, increased from $5.8 million in 1995 to $8.5 million in 1996. The increase was primarily attributable to the classification of construction and commercial loans to non-accrual status during the third quarter of 1996.

INTEREST RATE RISK

Prime's management strategy is to avoid speculative interest rate risk. Interest rate risk represents the volatility of net interest income and portfolio market value caused by changes in market interest rates.

     Net interest income volatility is reduced primarily through the management of deposit and loan rates, and the approximate rate sensitivity matching of assets and liabilities over multiple time frames (the difference in assets and liabilities in these time frames being referred to as "the gap"). The table on the next page presents the Bank's gaps over multiple time frames. The Bank's tactical gap (weighted average one year gap) of a negative $12.9 million or a negative 1.5% of earning assets is considered by management to be moderate and reasonable. Consequently, changes in market rates of interest should have a relatively minimal impact on net interest income. Prime's estimated duration of equity finished the year within Asset/Liability management policy guidelines.

               PRIME BANCORP, INC. o 1996 ANNUAL REPORT o PAGE 13

                     PRIME BANCORP, INC. 1996 ANNUAL REPORT
GAP ANALYSIS
December 31, 1996
(Dollars in thousands)

                              3 Mo       More 3 Mo   More 6 Mo   More 1 Yr   More 3 Yr    More 5 Yr      More
Earning Assets:              or less     thru 6 Mo   thru 1 Yr   thru 3 Yr   thru 5 Yr   thru 10 Yr      10 Yr      Total
---------------------------------------------------------------------------------------------------------------------------

   Construction Loans        $38,575    $     --    $     --    $     --     $     --     $    --      $    --    $ 38,575
   ARM'S (6)                  12,134      15,799      39,752      36,792       36,567       2,360           --     143,404
   Fixed Mortgages (1, 6)      5,338       3,610       7,132      25,472       26,364      17,298          520      85,734
   Consumer Loans (6)         38,626       3,069       6,576      22,133       23,574       6,559        2,035     102,572
   Commercial (6)            109,961       7,479      13,417      35,187       56,042      23,592        8,136     253,814
   Liquidity                  20,766       5,987      12,032      11,955        4,030          --           --      54,770
   Portfolio                  74,315       9,719      19,158      51,423       13,341      12,003        4,768     184,727
---------------------------------------------------------------------------------------------------------------------------

Total Earning Assets        $299,715    $ 45,663    $ 98,067    $182,962     $159,918     $61,812      $15,459    $863,596

Liabilities
---------------------------------------------------------------------------------------------------------------------------

   Checking Accounts (2)    $     --     $    --    $     --    $ 30,956     $ 30,956     $77,384      $    --    $139,296
   Savings Accounts (2)        2,645       2,645       5,290      21,164       15,756      15,522           --      63,022
   Premier MM/Select (3)      30,927      30,927      23,585          --           --          --           --      85,439
   Money Market (1)            8,576       8,576      17,151      10,192           --          --           --      44,495
   Certificates (4)          103,233      81,931     102,464      93,820       20,112       2,820           10     404,390

   Borrowed Funds             95,709          --       5,024       7,550           --          --           --     108,283

   Capital (5)                   668         668       1,334       5,334        5,334       5,333           --      18,671
---------------------------------------------------------------------------------------------------------------------------

Total Liabilities           $241,758   $ 124,747    $154,848    $169,016     $ 72,158    $101,059          $10    $863,596


GAP                          $57,957   $(79,084)    $(56,781)   $ 13,946     $ 87,760    $(39,247)     $15,449
as % earning assets             6.7%       -9.1%       -6.6%        1.6%        10.2%       -4.6%         1.8%
Cumulative GAP               $57,957    $(21,127)   $(77,908)   $(63,962)    $ 23,798    $(15,449)
as % earning assets             6.7%       -2.4%       -9.0%       -7.4%         2.8%       -1.8%

Tactical GAP                                         (12,910)
as % earning assets                                   -1.49%
---------------------------------------------------------------------------------------------------------------------------


(1) Assumes Market Prepayment Rates.
(2) Assumes run-offs over 10 years.
(3) Assumes repricings over 1 year.
(4) Reflects the impact of interest rate swaps.
(5) Capital investment is targeted over 7 years.
(6) Reflects net deferred fees excluding allowance for loan loss.

                     PRIME BANCORP, INC. 1996 ANNUAL REPORT
SPREAD ANALYSIS
(Dollars in thousands)

                                              1994                           1995                            1996
----------------------------------------------------------------------------------------------------------------------------------
                                   Average              Yield/    Average               Yield/     Average              Yield/
                                   Balance   Interest     Rate    Balance   Interest     Rate      Balance   Interest    Rate
----------------------------------------------------------------------------------------------------------------------------------

Interest-earning assets: (1)
  Loans receivable, net (2,3,4)
   Residential                     $167,291   $14,231     8.51%   $194,394    $16,983     8.74%    $221,251    $18,569     8.39%
   Construction                      34,995     4,063    11.61%     27,798      3,357    12.08%      29,467      3,116    10.57%
   Commercial                       160,001    13,778     8.61%    180,635     17,554     9.72%     220,213     20,750     9.42%
   Consumer                          55,710     4,449     7.99%     60,219      5,218     8.67%      78,741      6,709     8.52%
   Credit Card                        3,364       531    15.78%      5,899        850    14.41%       7,960      1,080    13.57%
----------------------------------------------------------------------------------------------------------------------------------

                                    421,361    37,052     8.79%    468,945     43,962     9.37%     557,632     50,224     9.01%
----------------------------------------------------------------------------------------------------------------------------------

   Investment securities (4)        192,018    11,462     5.97%    239,844     15,910     6.63%     247,988     16,353     6.59%
   Interest-bearing deposits          5,969       248     4.15%      8,278        646     7.80%       8,485        295     3.48%
----------------------------------------------------------------------------------------------------------------------------------

     Total interest earning assets  619,348    48,762     7.87%    717,067     60,518     8.44%     814,105     66,872     8.21%
----------------------------------------------------------------------------------------------------------------------------------

     Non-interest earning assets     39,719        --        --     50,830         --        --      68,911         --        --
----------------------------------------------------------------------------------------------------------------------------------

     Total assets                  $659,067   $48,762             $767,897    $60,518        --    $883,016    $66,872        --
----------------------------------------------------------------------------------------------------------------------------------


Interest-bearing liabilities: (1)
  Passbook/Statement               $ 67,870   $ 1,366     2.01%   $ 65,157    $ 1,353     2.08%    $ 63,827    $ 1,338     2.10%
  Money Market/Premier               92,866     2,739     2.95%    105,923      3,919     3.70%     120,817      4,334     3.59%
  Commercial Checking                47,222       304     0.64%     56,100        510     0.91%      73,627        578     0.79%
  N.O.W. Accounts                    32,690       577     1.77%     36,444        737     2.02%      40,720        782     1.92%
  Time Deposits                     286,972    13,881     4.84%    333,791     18,747     5.62%     356,453     19,679     5.52%
----------------------------------------------------------------------------------------------------------------------------------

                                    527,620    18,867     3.58%    597,415     25,266     4.23%     655,444     26,711     4.08%
----------------------------------------------------------------------------------------------------------------------------------

  FHLB advances and other
   borrowings                        49,765     2,413     4.85%     84,897      5,291     6.23%     116,386      6,429     5.52%
----------------------------------------------------------------------------------------------------------------------------------

   Total interest-bearing
     liabilities                    577,385    21,280     3.69%    682,312     30,557     4.48%     771,830     33,140     4.29%
----------------------------------------------------------------------------------------------------------------------------------

  Other liabilities                  23,682        --        --     22,786         --        --      41,813         --        --
  Stockholders' equity               58,000        --        --     62,799         --        --      69,373         --        --
----------------------------------------------------------------------------------------------------------------------------------

   Total liabilities and
     stockholders' equity          $659,067   $21,280             $767,897    $30,557              $883,016    $33,140
----------------------------------------------------------------------------------------------------------------------------------

Net interest income/interest
  rate spread                                 $27,482     4.18%               $29,961     3.96%                $33,732     3.92%
----------------------------------------------------------------------------------------------------------------------------------

Net interest earning assets/
  net yield interest-earning
  assets                            $41,963               4.44%    $34,755                4.18%     $42,275                4.14%
----------------------------------------------------------------------------------------------------------------------------------

Interest earning assets
  to interest-bearing liabilities      107%                           105%                             105%
----------------------------------------------------------------------------------------------------------------------------------

(1) Average balances are calculated on a monthly basis.
(2) Non-accrual loans are included in loans.
(3) Yields on loans include income from origination fees, net of costs.
(4) Tax free income is calculated on a tax equivalent basis.


               PRIME BANCORP, INC. o 1996 ANNUAL REPORT o PAGE 15

                     PRIME BANCORP, INC. 1996 ANNUAL REPORT

RATE/VOLUME ANALYSIS

The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (1) changes in volume (changes in average volume multiplied by the prior year's rate), and (2) changes in rate (changes in rate multiplied by the prior year's volume). The difference in the rate/volume is allocated on a pro-rata basis to the change in rate variance and the change in volume variance.


                                                                        Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------------

                                                     1994 vs. 1995                                   1995 vs. 1996
---------------------------------------------------------------------------------------------------------------------------

                                                 Increase (Decrease) Due To                    Increase (Decrease) Due to
---------------------------------------------------------------------------------------------------------------------------

                                              Volume     Rate        Total                  Volume       Rate        Total
---------------------------------------------------------------------------------------------------------------------------
Interest income:
   Loan portfolio
      Residential                            $2,306      $ 401      $2,707                  $2,619      $(883)     $1,736
      Construction                             (836)       130        (706)                    130       (371)       (241)
      Commercial                              1,777      1,999       3,776                   3,692       (496)      3,196
      Consumer                                  360        409         769                   1,551        (60)      1,491
      Credit Card                               400        (81)        319                     296        (66)        230
---------------------------------------------------------------------------------------------------------------------------

                                              4,007      2,858       6,865                   8,288     (1,876)      6,412
---------------------------------------------------------------------------------------------------------------------------

Investments                                   2,855      1,793       4,648                     511        113         624
Interest earning deposits                        96        302         398                      11       (362)       (351)
---------------------------------------------------------------------------------------------------------------------------

Total interest-earning assets                 6,958      4,953      11,911                   8,810     (2,125)      6,685
---------------------------------------------------------------------------------------------------------------------------


Interest expense:
Savings                                         (55)        42         (13)                    (25)         9         (16)
Money Market/Premier                            385        795       1,180                     552       (136)        416
Commercial Checking                              57        149         206                      70         (2)         68
N.O.W. Accounts                                  66         94         160                      92        (47)         45
Time deposits                                 2,266      2,600       4,866                   1,319       (387)        932
---------------------------------------------------------------------------------------------------------------------------

                                              2,719      3,680       6,399                   2,008       (563)      1,445
---------------------------------------------------------------------------------------------------------------------------

Federal Home Loan
   Bank advances and other borrowings         1,704      1,174       2,878                   1,962       (824)      1,138
---------------------------------------------------------------------------------------------------------------------------

Total interest-bearing liabilities            4,423      4,854       9,277                   3,970     (1,387)      2,583
---------------------------------------------------------------------------------------------------------------------------

Change in net interest income                $2,535        $99      $2,634                  $4,840      $(738)     $4,102
---------------------------------------------------------------------------------------------------------------------------

                     PRIME BANCORP, INC. 1996 ANNUAL REPORT

Financial Condition Data
(Dollars in thousands)

                                                                                    As of December 31,
---------------------------------------------------------------------------------------------------------------------------
                                                            1992          1993           1994           1995        1996
---------------------------------------------------------------------------------------------------------------------------
Total Amount of:
   Assets                                                $512,404       $598,858      $739,231       $819,961     $926,071
   Loans (2) and mortgage-backed securities               409,361        493,779       566,514        639,866      766,811
   Investment securities and interest-bearing deposits     68,367         66,113       117,193        123,310       89,628
   Land acquired for development and resale                 1,000            838           694         10,405        8,858
   Deposits                                               439,796        491,163       585,066        644,306      736,642
   Advances from Federal Home Loan
      Bank of Pittsburgh                                   10,900         23,000        24,694         37,646       37,598
   Other borrowed money                                     1,851         18,644        56,525         57,622       70,685
   Stockholders' equity                                    52,001         58,629        57,369         69,279       70,516
   Offices open                                                14             16            20             22           23

---------------------------------------------------------------------------------------------------------------------------



OPERATING DATA
(Dollars in thousands, except per share data)
                                                                               Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------------
                                                            1992          1993           1994           1995        1996
---------------------------------------------------------------------------------------------------------------------------
Interest income                                           $40,027        $41,953       $47,068        $58,979      $65,664
Interest expense                                           19,830         18,283        21,280         30,557       33,140
---------------------------------------------------------------------------------------------------------------------------
Net interest income                                        20,197         23,670        25,788         28,422       32,524
Provision for loan losses                                   2,163          2,160         1,594          1,129        3,837
---------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses        18,034         21,510        24,194         27,293       28,687
Gain (loss) on sale of:
   Loans receivable                                             5           148             81             68           99
   Investment securities                                      737           269          (285)            448          288
   Mortgage servicing                                          --            --             --            260           --
   Land acquired for development and resale                    --            --             --             20           --
   Real estate owned                                         (71)           (26)          (17)           (64)           14
Rental income                                                 214            350           321            174          240
Fees and service charges and other income                   1,989          1,859         2,077          2,537        2,580
Non-interest expense                                       11,994         13,593        16,034         18,930       25,995
---------------------------------------------------------------------------------------------------------------------------
Income before income taxes and effect of cumulative
   change in accounting principle                           8,914         10,517        10,337         11,806        5,913
Income tax expense                                          3,182          3,939         3,625          4,337        1,896
---------------------------------------------------------------------------------------------------------------------------
Income before effect of cumulative change
   in accounting principle                                  5,732          6,578         6,712          7,469        4,017
Cumulative effect on prior years of change in tax
   accounting method                                           --          1,055            --             --           --
---------------------------------------------------------------------------------------------------------------------------
Net income                                                 $5,732       $  7,633        $6,712         $7,469       $4,017
---------------------------------------------------------------------------------------------------------------------------
Dividends declared                                         $1,301         $1,821        $1,949         $2,351       $2,811
---------------------------------------------------------------------------------------------------------------------------
Earnings per share (1)                                      $1.05          $1.27         $1.26          $1.38         $.74
---------------------------------------------------------------------------------------------------------------------------

(1) Earnings per share have been adjusted to reflect the stock split and stock dividends.

(2)  Loans include loans receivable and loans held for sale.

               PRIME BANCORP, INC. o 1996 ANNUAL REPORT o PAGE 17

                     PRIME BANCORP, INC. 1996 ANNUAL REPORT

CONSOLIDATED SUMMARY OF QUARTERLY EARNINGS

The following quarterly financial information for the years ended December 31, 1995 and 1996 is unaudited. However, in the opinion of management, all adjustments, which include only normal recurring adjustments necessary to present fairly the results of operations for the periods, are reflected in conformity with generally accepted accounting principles. Results of operations for the periods presented are not necessarily indicative of the results for the entire year or for any other interim period.

                                                   1995                                           1996
------------------------------------------------------------------------------------------------------------------------------
                                  1st         2nd         3rd        4th         1st         2nd         3rd         4th
                                Quarter     Quarter     Quarter    Quarter     Quarter     Quarter     Quarter     Quarter
------------------------------------------------------------------------------------------------------------------------------
Interest income                $13,888     $14,735     $15,005     $15,351    $15,345      $16,219    $16,989     $17,111
Interest expense                 6,950       7,665       7,824       8,118      7,851        8,078      8,589       8,622
------------------------------------------------------------------------------------------------------------------------------
   Net interest income           6,938       7,070       7,181       7,233      7,494        8,141      8,400       8,489
Provision for loan losses         (233)       (360)       (363)       (173)      (363)        (472)      (537)     (2,465)(1)
------------------------------------------------------------------------------------------------------------------------------
   Net interest income after
      provision for loan losses  6,705       6,710       6,818       7,060      7,131        7,669      7,863       6,024
------------------------------------------------------------------------------------------------------------------------------
Non-interest income                417       1,043         931       1,052        970          849        672         730
Non-interest expense            (4,301)     (4,743)     (4,795)     (5,091)    (4,913)      (5,121)    (7,934)(2)  (8,027)(3)
------------------------------------------------------------------------------------------------------------------------------

Income (loss) before income
     taxes                       2,821       3,010       2,954       3,021      3,188       3,397         601      (1,273)
Income tax (expense) benefit      (982)     (1,125)     (1,106)     (1,124)    (1,092)     (1,191)       (114)(2)     501(3)
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
Net Income (loss)              $ 1,839     $ 1,885     $ 1,848     $ 1,897    $ 2,096      $ 2,206    $   487      $ (772)
------------------------------------------------------------------------------------------------------------------------------
Earnings per share             $  0.35     $  0.36     $  0.35     $  0.36    $  0.39      $  0.41    $  0.09      $(0.14)
------------------------------------------------------------------------------------------------------------------------------

(1) Includes a one-time provision of approximately $1.0 million to accelerate the resolution of problem loans.
(2) Includes a one-time FDIC Special Insurance Assessment of $1.66 million net of taxes.
(3)  Includes restructuring charges of $1.70 million net of taxes.

                      PRIME BANCORP, INC. 1996 ANNUAL REPORT

MARKET INFORMATION

The Company's common stock is traded on the over-the-counter market and reported on the NASDAQ National Market System under the symbol "PSAB." On February 1, 1997 there were 5,380,990 shares of common stock issued and outstanding, which were held by approximately 812 stockholders. The following table sets forth the high and low closing sale prices for the common stock, as quoted on the NASDAQ National Market System, and the dividends declared per share, for the periods indicated.

                                                              Dividends
                                                               Declared
                 For The Quarter Ended       High     Low     (Per Share)
                 --------------------------------------------------------
                 December 31, 1988         $ 5.39   $ 4.27        N/A
                 March 31, 1989            $ 5.76   $ 5.16       $.03
                 June 30, 1989               6.05     5.68        .03
                 September 30, 1989          6.87     5.76        .04
                 December 31, 1989           6.69     5.68        .04
                 --------------------------------------------------------
                 March 31, 1990            $ 5.95   $ 4.84       $.05
                 June 30, 1990               5.12     4.27        .05
                 September 30, 1990          4.46     4.00        .05
                 December 31, 1990           3.53     3.15        .05
                 --------------------------------------------------------
                 March 31, 1991            $ 5.58   $ 3.25       $.05
                 June 30, 1991               6.05     5.12        .05
                 September 30, 1991          8.36     5.31        .05
                 December 31, 1991           8.36     6.69        .07
                 --------------------------------------------------------
                 March 31, 1992            $ 9.11   $ 8.36       $.08
                 June 30, 1992               9.48     8.74        .09
                 September 30, 1992          8.93     8.28        .10
                 December 31, 1992          10.78     9.40        .10
                 --------------------------------------------------------
                 March 31, 1993            $13.39   $10.23       $.10
                 June 30, 1993              15.08    12.19        .18
                 September 30, 1993         15.08    13.23        .11
                 December 31, 1993          17.35    14.67        .11
                 --------------------------------------------------------
                 March 31, 1994            $17.56   $15.91       $.13
                 June 30, 1994              17.97    16.95        .13
                 September 30, 1994         15.91    14.87        .13
                 December 31, 1994          15.23    14.32        .15
                 --------------------------------------------------------
                 March 31, 1995            $17.27   $16.14       $.15
                 June 30, 1995              16.36    15.68        .15
                 September 30, 1995         19.09    18.18        .15
                 December 31, 1995          20.88    18.00        .17
                 --------------------------------------------------------
                 March 31, 1996            $18.25   $17.75       $.17
                 June 30, 1996              18.75    18.00        .17
                 September 30, 1996         19.50    18.75        .17
                 December 31, 1996          20.50    18.75        .17
                 --------------------------------------------------------

     The Board of Directors of the Company, on December 20, 1995, declared a special 10% stock dividend to shareholders in the form of a dividend which was paid on February 1, 1996 to shareholders of record on January 2, 1996. The trading information set forth above has been adjusted to reflect such stock dividends and adjusted for the previous stock split and 10% stock dividends for purposes of comparability.

     It is the Company's current policy to pay quarterly cash dividends. Future cash dividends will be subject to determination and declaration by the Board of Directors, which will take into account the Company's financial condition, results of operations, industry standards, economic conditions, and regulatory and tax considerations. Funds for the payment of the dividends by the Company are obtained from the Bank. The amount of dividends that may be declared or paid by the Bank are subject to certain restrictions. See Note 3 to the consolidated financial statements.

     The listed market makers for the stock are: Robert W. Baird & Co., Inc.; Wheat First Securities Inc.; Herzog, Heine, Geduld, Inc.; Sandler O'Neill & Partners; Janney Montgomery Scott, Inc.; F.J. Morrissey & Co., Inc.; and Ryan Beck & Co., Inc.


               PRIME BANCORP, INC. o 1996 ANNUAL REPORT o PAGE 19

---------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(Dollars in thousands)
                                                                                             December 31,
---------------------------------------------------------------------------------------------------------------------------
                                                                                  1995                        1996
---------------------------------------------------------------------------------------------------------------------------
Assets:
Cash and due from banks                                                         $17,627                      $29,161
Interest-bearing deposits                                                        35,263                        2,703
Federal Funds Sold                                                                   --                          600
---------------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents                                                     52,890                       32,464
---------------------------------------------------------------------------------------------------------------------------
Investment securities (fair value of $99,129 and $110,874)                       98,000                      110,766
Investment securities available for sale                                        126,065                      125,428

Loans receivable:                                                               503,665                      624,426
   Deferred fees                                                                   (549)                        (327)
   Allowance for loan losses                                                     (6,082)                      (7,206)
---------------------------------------------------------------------------------------------------------------------------
   Loans receivable, net                                                        497,034                      616,893
---------------------------------------------------------------------------------------------------------------------------
Loans held for sale                                                               6,814                           49
Accrued interest receivable                                                       6,483                        6,826
Real estate owned                                                                   419                        1,335
Land acquired for development and resale                                         10,405                        8,858
Property and equipment, net                                                      10,278                       10,291
Other assets                                                                     11,573                       13,161
---------------------------------------------------------------------------------------------------------------------------
   Total assets                                                                $819,961                     $926,071
---------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity:
Liabilities:
   Deposits                                                                    $644,306                     $736,642
   Advances from Federal Home Loan Bank of Pittsburgh                            37,646                       37,598
   Other borrowed money                                                          57,622                       70,685
   Advance payments by borrowers for taxes and insurance                          2,403                        2,104
   Other liabilities                                                              8,705                        8,526
---------------------------------------------------------------------------------------------------------------------------
   Total liabilities                                                            750,682                      855,555
---------------------------------------------------------------------------------------------------------------------------
Commitments & Contingencies (Note 14)
 Stockholders' equity:
   Serial preferred, $1 par value; 2,000,000 shares authorized and unissued          --                           --
   Common stock, $1 par value; 13,000,000 shares authorized and 5,270,357
      and 5,291,157 issued and outstanding                                        5,270                        5,291
   Additional paid-in capital                                                    37,204                       37,390
   Retained earnings (Note 3)                                                    27,950                       29,156
   Valuation adjustment for debt securities net of taxes                         (1,145)                      (1,321)
---------------------------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                                    69,279                       70,516
---------------------------------------------------------------------------------------------------------------------------
   Total liabilities and stockholders' equity                                  $819,961                     $926,071
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                     PRIME BANCORP, INC. 1996 ANNUAL REPORT

Consolidated Statements of Operations
(Dollars in thousands, except per share data)

                                                                               Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------------
                                                            1994                         1995                       1996
---------------------------------------------------------------------------------------------------------------------------
Interest income:
   Loans receivable                                       $36,185                      $43,050                     $49,462
   Investment securities                                   10,635                       15,283                      15,907
   Interest-bearing deposits                                  248                          646                         295
---------------------------------------------------------------------------------------------------------------------------

      Total interest income                                47,068                       58,979                      65,664
---------------------------------------------------------------------------------------------------------------------------

Interest expense:
   Deposits                                                18,867                       25,266                      26,711
   Short-term borrowings                                    1,349                        3,534                       5,272
   Long-term borrowings                                     1,064                        1,757                       1,157
---------------------------------------------------------------------------------------------------------------------------

      Total interest expense                               21,280                       30,557                      33,140
---------------------------------------------------------------------------------------------------------------------------

      Net interest income                                  25,788                       28,422                      32,524
---------------------------------------------------------------------------------------------------------------------------

Provision for loan losses                                   1,594                        1,129                       3,837
---------------------------------------------------------------------------------------------------------------------------

   Net interest income after provision for loan losses     24,194                       27,293                      28,687
---------------------------------------------------------------------------------------------------------------------------

Non-interest income:
   Fees and service charges                                 1,595                        1,781                       1,902
   Gain (loss) on sale of:
      Loans receivable, net                                    81                           68                          99
      Investment securities, net                             (285)                         448                         288
      Land acquired for development and resale                 --                           20                          --
      Mortgage servicing                                       --                          260                          --
      Real estate owned                                       (17)                         (64)                         14
   Rental income                                              321                          174                         240
   Other                                                      482                          756                         678
---------------------------------------------------------------------------------------------------------------------------

      Total non-interest income                             2,177                        3,443                       3,221
---------------------------------------------------------------------------------------------------------------------------

Non-interest expense:
   Salaries and employee benefits                           7,638                        9,065                      10,437
   Occupancy and equipment                                  2,960                        3,825                       4,985
   Federal deposit insurance premiums                         876                        1,008                         753
   FDIC special assessment                                     --                           --                       2,713
   Restructuring and other merger related expenses             --                           --                       2,260
   Other                                                    4,560                        5,032                       4,847
---------------------------------------------------------------------------------------------------------------------------

      Total non-interest expense                           16,034                       18,930                      25,995
---------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                 10,337                       11,806                       5,913
Income taxes                                                3,625                        4,337                       1,896
---------------------------------------------------------------------------------------------------------------------------

Net income                                                $ 6,712                      $ 7,469                     $ 4,017
---------------------------------------------------------------------------------------------------------------------------

Primary and fully diluted earnings per share:
Net income                                                $  1.26                      $  1.38                     $   .74
Weighted average number of shares outstanding           5,311,513                    5,399,571                   5,430,529
Dividends declared per share                              $   .54                      $   .62                     $   .68
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

               PRIME BANCORP, INC. o 1996 ANNUAL REPORT o PAGE 21

                     PRIME BANCORP, INC. 1996 ANNUAL REPORT

Consolidated Statements of Stockholders' Equity
(Dollars in thousands)

                                                                                                     Valuation
                                                                                                     Adjustment
                                                                                                      for Debt
                                                                            Additional               Securities     Total
                                                                   Common     Paid in    Retained      Net of   Stockholders'
                                                                    Stock     Capital    Earnings       Taxes      Equity
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                                       $5,204    $36,896     $18,069        $313      $60,482
Stock options exercised                                                66        267          --          --          333
Tax benefit associated with exercise of stock options                  --         41          --          --           41
Dividends declared ($.54 per common share)                             --         --      (1,949)         --       (1,949)
Valuation adjustment for debt securities net of taxes                  --         --          --      (7,397)      (7,397)
Net Income                                                             --         --       6,712          --        6,712
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                                        5,270     37,204      22,832      (7,084)      58,222
Dividends declared ($.62 per common share)                             --         --      (2,351)         --       (2,351)
Valuation adjustment for debt securities net of taxes                  --         --          --       5,939        5,939
Net Income                                                             --         --       7,469          --        7,469
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                                        5,270     37,204      27,950      (1,145)      69,279
Stock options exercised                                                21        112          --          --          133
Tax benefit associated with exercise of stock options                  --         74          --          --           74
Dividends declared ($.68 per common share)                             --         --      (2,811)         --       (2,811)
Valuation adjustment for debt securities net of taxes                  --         --          --        (176)        (176)
Net Income                                                             --         --       4,017          --        4,017
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                                       $5,291    $37,390     $29,156     $(1,321)     $70,516
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                     PRIME BANCORP, INC. 1996 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

                                                                               Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------------
                                                            1994                         1995                       1996
---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                              $6,712                       $7,469                      $4,017
   Adjustments to reconcile net income to net cash
      from operating activities:
   Depreciation and amortization of intangibles             1,596                        1,887                       2,443
   (Gain) Loss on sale of:
      Loans held for sale                                     (81)                         (68)                        (99)
      Investment securities                                   285                         (448)                       (288)
      Land acquired for development and resale                 --                          (20)                         --
      Real estate owned                                        17                           64                         (14)
   Provision for loan losses                                1,594                        1,129                       3,837
   Increase in accrued interest receivable                   (909)                      (1,365)                       (343)
   (Increase) decrease in other assets                     (3,514)                       1,626                      (1,296)
   Increase (decrease) in other liabilities                 7,388                       (4,798)                       (462)
---------------------------------------------------------------------------------------------------------------------------
      Net cash provided from operating activities          13,088                        5,476                       7,795
---------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Investment securities:
      Purchases                                           (13,256)                     (49,549)                    (35,314)
      Maturities                                               21                       15,427                      23,029
   Investment securities held for sale:
      Purchases                                          (150,862)                     (84,848)                    (63,087)
      Maturities                                           19 062                       13,630                      24,333
      Sales                                                49,801                      118,343                      40,443
   Loans receivable:
      Originations, net of repayments                     (40,259)                     (71,816)                   (121,829)
      Sales                                                    --                           --                          --
   Loans held for sale:
      Originations, net of repayments                     (10,228)                      (7,015)                     (7,855)
      Sales                                                 8,756                        9,742                       9,492
   Decrease in land acquired for development and resale       144                         (819)                     (1,188)
   Purchase of property and equipment                      (2,021)                      (1,611)                     (2,077)
   Proceeds from the sale of land acquired for
      development and resale                                   --                          520                       2,735
   Decrease in real estate owned                               (5)                        (225)                         --
   Proceeds from sale of real estate owned                  1,015                          914                         367
   Net cash and cash equivalents received from
      banking institutions acquired                        78,195                           --                          --
---------------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                  (59,637)                     (57,307)                   (130,951)
---------------------------------------------------------------------------------------------------------------------------


               PRIME BANCORP, INC. o 1996 ANNUAL REPORT o PAGE 23

                     PRIME BANCORP, INC. 1996 ANNUAL REPORT

(Dollars in thousands)

                                                                               Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------------

                                                            1994                         1995                       1996
---------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Net increase in deposits                               $11,780                      $59,432                     $92,336
   Advances from the Federal Home Loan Bank
      of Pittsburgh                                        47,544                       79,602                      46,200
   Repayments of advances from the Federal
      Home Loan Bank of Pittsburgh                        (45,850)                     (66,650)                    (46,248)
   Increase in other borrowed money                        37,881                        2,147                      13,063
   Increase (decrease) in advance payments
      by borrowers for taxes and insurance                      9                          102                        (299)
   Net proceeds from issuance of common stock               1,333                           --                         207
   Purchase of treasury stock                                  --                         (198)                         --
   Cash dividends paid                                     (1,763)                      (2,292)                     (2,529)
---------------------------------------------------------------------------------------------------------------------------
      Net cash provided from financing activities          50,934                       72,143                     102,730
---------------------------------------------------------------------------------------------------------------------------
   Net change in cash and cash equivalents                  4,385                       20,312                     (20,426)
Cash and cash equivalents:
   Beginning of year                                       28,193                       32,578                      52,890
   End of year                                            $32,578                      $52,890                     $32,464
---------------------------------------------------------------------------------------------------------------------------

Supplemental disclosure of cash flow information:
   Cash paid during the year for:
      Interest                                            $20,748                      $29,142                     $33,165
      Income taxes                                          4,170                        4,238                       3,100
   Securitization of residential loans                         --                           --                       2,091
   Transfer of investment securities to held to maturity    6,217                       87,035                          --
   Transfer of investment securities to available for sale     --                       38,324                          --
   Transfer of loans receivable to loans held for sale         --                        4,813                          --
   Transfer of loans held for sale to loans receivable         --                           --                       3,136
   Transfer of loans receivable to real estate owned          957                          849                       1,269
Benefit associated with the exercise of stock options          66                           --                          74
Acquisitions:
   In conjunction with the acquisitions,
      liabilities assumed and assets
      acquired were as follows:
      Assets acquired, net of cash and cash received       $4,519                       $   --                      $   --
      Cash and cash equivalents received                   78,195                           --                          --
      Liabilities assumed                                  82,714                           --                          --
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a description of the significant accounting policies of Prime Bancorp, Inc. and subsidiaries (the "Company"). The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP"), which have been applied on a consistent basis.

BUSINESS

The Company's principal subsidiaries are Prime Bank and First Sterling Bank whose principal business consists of attracting deposits and obtaining borrowings, then converting those deposits and borrowings into various types of loans, mortgage-backed securities, and other investments. These operations are conducted through a branch network in Southeastern Pennsylvania. The Banks are subject to competition from other financial institutions and are also subject to the regulations of certain federal agencies and undergo periodic examinations by those regulatory authorities.

     Effective March 19, 1996, Prime Bank, a federal savings bank, converted into a Pennsylvania chartered stock savings bank with the legal name, "Prime Bank, a savings bank." After the conversion, the Bank continued to do business under the name "Prime Bank" and the Bank's deposits continue to be insured by the Savings Association Insurance Fund ("SAIF") administered by the Federal Deposit Insurance Corporation ("FDIC"). The Bank continues to meet all applicable "qualified thrift lender" tests. In the opinion of the Company's management, there are not likely to be any material differences in the impact of Pennsylvania banking laws and regulations on the ordinary activities of the Bank, as compared to federal laws and regulations applicable to federal savings associations.

BASIS OF FINANCIAL STATEMENT PRESENTATION

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain amounts in prior years have been reclassified for comparative purposes.

     In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and the estimated fair value of real estate owned, management obtains independent appraisals for significant properties.

CASH AND CASH EQUIVALENTS

For purposes of the Consolidated Statements of Cash Flows, the Company considers cash and cash equivalents to include cash, due from banks, interest-bearing deposits with maturities of 3 months or less and federal funds sold.

INVESTMENT SECURITIES

Securities classified as held-to-maturity are those securities in which the Company has the ability and intent to hold the securities until maturity and are recorded at amortized cost, adjusted for the amortization of premiums and discounts. All other securities not included in held-to-maturity are classified as available-for-sale and are recorded at fair value.

     Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer.

     With the issuance of "A Guide to Implementation of Statement 115 Accounting for Debt and Equity Securities," the Financial Accounting Standards Board allowed institutions to reassess the appropriateness of the classifications of all securities and account for any resulting reclassifications at fair value. The reclassifications could occur no later than December 31, 1995 and would not call into question the intent of an institution to hold other debt securities to maturity in the future (See Note 5).

     A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

    Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

     The Company has one interest rate swap which is used to hedge the interest rate risk of 7 year fixed-rate certificates of

               PRIME BANCORP, INC. o 1996 ANNUAL REPORT o PAGE 25

                     PRIME BANCORP, INC. 1996 ANNUAL REPORT

deposit. The Company has three interest rate swaptions which are used to hedge the interest rate risk of 15 year fixed-rate certificates of deposit which are callable in two years. The Company does not use derivatives for trading purposes.

REAL ESTATE OWNED

Real estate acquired in partial or full satisfaction of loans are classified as Real Estate Owned ("REO"). Prior to transferring a real estate loan to REO it is written down to the lower of cost or fair value less costs to sell. This write-down is charged to the allowance for loan losses. Subsequently, REO is carried at the lower of fair value less estimated costs to sell or carrying value.

LAND ACQUIRED FOR DEVELOPMENT AND RESALE

Land acquired for development and resale represents land and construction in progress and is carried at the lower of cost or fair value.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method based upon the lesser of the lease term (where applicable) or the estimated useful lives of the related property, which range from 5 to 40 years. Maintenance and repairs are expensed as incurred.

LOANS RECEIVABLE

Interest income is recognized on the accrual basis. Generally, loans are placed on non-accrual status when the loan becomes past due by 90 days or more as to principal or interest. After a loan is placed on non-accrual status, any interest previously accrued but not yet collected is reversed against current interest income. A loan is returned to accrual status only when the borrower has brought principal and interest current and full collectability is reasonably assured.

     Fees earned for servicing loans for others are reported as income when the related loan payments are collected. Loan servicing costs are charged to expense as incurred. If the Banks sell loans and continue to service such loans for the investor, the computation of the gain or loss is adjusted to allow for a normal servicing fee over the estimated remaining maturities of the loans sold. Normal servicing fees are based on the minimum servicing rates of the relevant federally-sponsored market makers or comparable rates for transactions with other investors. The resulting deferral is amortized as an adjustment of servicing fee income over a period generally not in excess of 7 years.


LOAN IMPAIRMENT

Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate or, as a practical expedient, at the loans observable market price or the fair value of the collateral if the loan is collateral dependent. All payments received are applied to the principal balance.

DEFERRED LOAN FEES, NET

Loan origination fees, commitment fees and loan origination costs are deferred and amortized as an adjustment to the yield over the life of the loan in a manner which approximates the interest method.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is based on a periodic evaluation of the portfolio and is maintained at a level that management considers adequate to absorb losses known and inherent in the portfolio. Management considers a variety of factors when establishing the allowance recognizing that an inherent risk of loss always exists in the lending process. Consideration is given to the impact of current economic conditions, diversification of the loan portfolio, historical loss experience, delinquency statistics, results of detailed loan and regulatory reviews, borrowers' financial and managerial strengths, the adequacy of underlying collateral, and other relevant factors. The allowance for loan losses is increased by the provision for loan losses and recoveries on previously charged-off loans, and is reduced by actual charge-offs. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions. In addition, various regulatory agencies as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance for loan losses based on their judgments of information which is available to them at the time of their examination.

     A substantial portion of the Company's loans are secured by real estate in the Company's market area. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recoverability of a substantial portion of the carrying amount of real estate owned is susceptible to changes in economic and market conditions in the market area. However, management believes that the allowance for loan losses is adequate and that the value assigned to properties included in real estate owned and land acquired for development and resale do not exceed their current estimated fair values less estimated costs to sell.

                     PRIME BANCORP, INC. 1996 ANNUAL REPORT

LOANS HELD FOR SALE

The Banks have adopted a policy to sell fixed-rate single family residential mortgage loans and adjustable-rate mortgages which meet the underwriting and securitization characteristics of certain market makers. Conforming loans are recorded as loans held for sale and are valued at the lower of aggregate cost or market.

MORTGAGE SERVICING RIGHTS\

The Company recognizes as separate assets, the right to service mortgage loans based on the fair value of those rights.

     The carrying value of capitalized MSRs at December 31, 1996 was $340 thousand which approximated fair value. Fair value was determined by calculating the discounted present value of estimated expected net future cash flows, considering estimated prepayments and defaults, projected interest rates and other factors. For purposes of evaluating and measuring impairment, capitalized MSRs are aggregated into groups having homogeneous risk characteristics, based on the attributes of the underlying loans, and are separately valued, using appropriate assumptions for each risk group. No valuation allowance was required for capitalized MSRs at December 31, 1996.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES

In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Management of the Company does not expect that adoption of SFAS No. 125 will have a material impact on the Company's financial position, results of operations, or liquidity.

INCOME TAXES

The Company and its wholly owned subsidiaries file a consolidated federal income tax return.

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Prior to January 1, 1996 the Bank qualified under provisions of the Internal Revenue Code which permitted it to deduct up to 8% of taxable income, an allowance for bad debts based on a percentage of taxable income before such deduction. This tax provision was repealed on January 1, 1996 from the Internal Revenue Code.

CAPITAL

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized."

     To be considered "adequately capitalized," an institution must generally have a leverage ratio of at least 4%, a Tier 1 risk-based capital ratio of at least 4%, and a total risk-based capital ratio of at least 8%. A bank holding company must generally have a primary capital ratio of at least 5.5% and a total capital ratio of at least 6.0% to be deemed adequately capitalized. The regulatory capital ratios of the company and each bank exceed those requirements. The regulatory capital ratios of both Prime Bank and First Sterling Bank exceed the "well capitalized" ratio requirements of 10% total risk-based capital, 6.0% Tier 1 risk-based capital and a 5.0% leverage ratio.


               PRIME BANCORP, INC. o 1996 ANNUAL REPORT o PAGE 27

                     PRIME BANCORP, INC. 1996 ANNUAL REPORT

REGULATORY CAPITAL SCHEDULE
(Dollars in thousands)

                                              Capital
                         Actual             Requirements
                      Amount Ratio          Amount Ratio
--------------------------------------------------------------
Tier 1 capital
 (to risk-weighted assets):
   Prime Bank        $44,564   9.56%      $18,648     4.00%
   First Sterling
      Bank            13,479   8.14%        6,621     4.00%
--------------------------------------------------------------
Total capital
   (to risk-weighted assets):
   Prime Bank         49,022  10.52%       37,296     8.00%
   First Sterling
      Bank            15,556   9.40%       13,242     8.00%
--------------------------------------------------------------
Leverage (to average assets):
   Prime Bank         44,564   6.65%       26,791     4.00%
   First Sterling
      Bank            13,479   5.88%        9,173     4.00%
--------------------------------------------------------------


EARNINGS PER SHARE

Earnings per share have been calculated based on the weighted average number of shares of common stock outstanding for the respective periods. Stock options are considered common stock equivalents and are included in the computation of the number of outstanding shares using the treasury stock method, unless anti-dilutive. Earnings per share has been restated to reflect the stock splits and stock dividends.

STOCK OPTION PLAN

The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

2. ACQUISITIONS

On December 31, 1996, the Company acquired First Sterling Bancorp, Inc.
("FSB") in a transaction structured as a pooling of interests. Each outstanding share of common stock of FSB was exchanged for one share of the Company. This resulted in the issuance of approximately 1.66 million shares of Company stock. In connection with the First Sterling Bancorp, Inc. merger and as required by the Convertible Subordinated Debentures agreement, at December 31, 1996 the Company also converted the $1.05 million principal amount of debentures issued in 1990 and 1991 by First Sterling Bancorp, Inc. to 110,510 shares of Prime stock. The transaction was tax-free to the shareholders for federal income tax purposes.

     The results of operations previously reported by the separate enterprises and the combined amounts presented in the accompanying consolidated financial statements are summarized below.

                                 Years Ended
                                 December 31,
-----------------------------------------------------------------
                          1994          1995       1996
-----------------------------------------------------------------

Net interest income:
   Prime Bancorp         $19,733      $20,970     $23,808
   First Sterling          6,055        7,452       8,716
-----------------------------------------------------------------

   Combined              $25,788      $28,422     $32,524
-----------------------------------------------------------------

Net income:
   Prime Bancorp          $5,808       $5,853      $3,265
   First Sterling            904        1,616         752
-----------------------------------------------------------------

   Combined               $6,712       $7,469      $4,017
-----------------------------------------------------------------

Total Assets:
   Prime Bancorp        $566,904     $607,975    $691,422
   First Sterling        172,327      211,986     234,649
-----------------------------------------------------------------

   Combined             $739,231     $819,961    $926,071
-----------------------------------------------------------------

Total Deposits:
   Prime Bancorp        $447,651     $476,539    $554,237
   First Sterling        137,415      167,767     182,405
-----------------------------------------------------------------

   Combined             $585,066     $644,306    $736,642
-----------------------------------------------------------------

Total Stockholders' Equity:
   Prime Bancorp         $47,641      $56,247     $57,037
   First Sterling          9,728       13,032      13,479
-----------------------------------------------------------------

   Combined              $57,369      $69,279     $70,516
-----------------------------------------------------------------

                     PRIME BANCORP, INC. 1996 ANNUAL REPORT

3. STOCKHOLDERS' EQUITY

OTS regulations require that mutual associations converting to stock form of ownership establish a "Liquidation Account" in an amount equal to the total net worth of the association as of the date of the latest balance sheet contained in the final offering circular. Each eligible savings account holder is entitled to a proportionate share (subaccount) of this amount in the event of a complete liquidation of the association, and only in such event. This subaccount is reduced if the subaccount holders' savings deposits fall below the amount at the date of record and will cease to exist if the savings account is closed. The liquidation account will never be increased despite any increase after conversion in the related savings deposits of a subaccount holder. At the time of its conversion to a stock form of ownership, Prime Bank's liquidation account was approximately $18,737,000. Prime Bank's liquidation account at December 31, 1996 was approximately $4,500,000.

     The creation and maintenance of the liquidation account does not restrict use or application of any of the stockholders' equity accounts of Prime Bank except that Prime Bank may not declare or pay any cash dividend on or repurchase any of its common stock, if the effect of such dividend or repurchase would be to cause the stockholders' equity of Prime Bank to be reduced below the aggregate amount then required for the liquidation account or the regulatory net worth requirement.

     The Company offers to its stockholders a Dividend Reinvestment and Stock Purchase Plan, which provides participants with a method of reinvesting all or a portion of cash dividends paid on shares of common stock in additional shares of common stock without the payment of brokerage commissions or charges. Shares purchased under such plan are purchased in the open market.

4. STOCK OPTION PLAN

The Company's Incentive Stock Option Plan provides for the grant of incentive options to directors and certain employees of the Company or its subsidiaries and the grant of non-incentive options to directors who are not full-time employees of the Company or its subsidiaries. The option plan is administered by a stock option committee which consists of three directors of the Company, none of whom are eligible to receive options. The exercise price under the option plan must be at least equal to the fair market value of the shares on the date of grant, and no option may be exercisable after the expiration of ten years from the date it is granted.

     Under the Company's original option plan, 367,356 shares of Common Stock have been reserved for issuance, of which a total of 364,731 stock options have been granted since inception of the plan at an option price of $4.32 per share. The maximum number of shares subject to the option plan may be adjusted for a change in capitalization or reorganization. The option plan is designed primarily as an incentive for full time employees responsible for the decision making, policy formation and personnel supervision functions that most directly affect the earnings of the Company and the welfare of its subsidiaries. Since the inception of the stock option plan, 245,173 stock options were exercised and 13,439 stock options have been forfeited.

     On December 21, 1994, the Board of Directors of the Company adopted an Incentive Stock Option Plan ("Option Plan") also for the benefit of officers and other full-time employees of the Company or its subsidiaries. The Option Plan provides for the grant of non-incentive options to directors who are not full time employees of the Company. The Option Plan was approved by the shareholders at the April 19, 1995 annual meeting. Under the Option Plan, 388,978 shares of common stock, par value $1.00 per share, have been reserved for issuance of which a total of 255,000 shares have been granted at an average option price of $17.98 per share as of December 31, 1996. The Board of Directors has also reserved 100,000 shares of common stock, par value $1.00 per share, for options granted to one officer.

     At December 31, 1996, there were 133,978 additional shares available for grant under the Plan. The per share weighted-average fair value of stock options granted during 1995 and 1996 was $556,000 and $872,100 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1995--expected dividend yield 3.4%, risk-free interest rate of 5.5%, expected volatility of stock over the expected life of the options of 31.2%, and an expected life of 5 years; 1996--expected dividend yield 3.3%, risk-free interest rate of 5.8%, expected volatility of stock over the expected life of the options of 13.8%, and an expected life of 5 years.

     The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below.

                                           1995      1996
------------------------------------------------------------------------------

Net income    As reported                 $7,469     $4,017
              Pro forma                    6,913      3,323

Earning per
share         As reported                  $1.38      $0.74
              Pro forma                     1.28       0.61
------------------------------------------------------------------------------

     Pro forma net income reflects only options granted in 1995 and 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected over the options' vesting period of 2 years and compensation cost for options granted prior to January 1, 1995 is not considered.


               PRIME BANCORP, INC. o 1996 ANNUAL REPORT o PAGE 29

                     PRIME BANCORP, INC. 1996 ANNUAL REPORT

5. INVESTMENT SECURITIES
Investment securities at December 31, 1995 and 1996 were comprised of the following (dollars in thousands):

                                                    1995                                           1996
---------------------------------------------------------------------------------------------------------------------------
                                              Gross       Gross                              Gross       Gross
                               Amortized   Unrealized  Unrealized    Fair      Amortized  Unrealized  Unrealized     Fair
                                 Cost         Gains      Losses      Value       Cost        Gains      Losses       Value
---------------------------------------------------------------------------------------------------------------------------
Held to Maturity
---------------------------------------------------------------------------------------------------------------------------
State and municipal            $   400       $  31     $   --      $    431  $  6,739         $ 63      $ (31)   $  6,771
Israel Bonds                        --          --         --           --        100           --         --         100
US Govt & US Govt Agency
   obligations                  11,830         141         --       11,971         --           --         --          --
Marketable equity securities:
   FHLB of Pittsburgh stock      4,120          --         --        4,120      5,728           --         --       5,728
   FNMA stock                        3          --         --            3          3           --         --           3
   Federal Reserve Bank stock      243          --         --          243        243           --         --         243
   Atlantic Central Bankers
      Bank stock                    75          --         --           75         75           --         --          75
   Financial Institutions
      Insurance Group stock         50          --         --           50         --           --         --          --
Valley Forge Investment
   Companies, Inc.                  --          --         --           --        100           --         --         100
Mortgage Backed Securities:
   GNMA Pass through
   certificates                    217          --        (4)          213        136            2         (1)        137
   FHLMC Pass through
   certificates                    207          --        (1)          206        202            1         --         203
   Collateralized Mortgage
   Obligations                  80,855       1,031       (69)       81,817     97,440          475       (401)     97,514
---------------------------------------------------------------------------------------------------------------------------
                               $98,000      $1,203      $(74)      $99,129   $110,766         $541      $(433)   $110,874
---------------------------------------------------------------------------------------------------------------------------
Available for Sale
---------------------------------------------------------------------------------------------------------------------------
U.S. Govt and U.S. Govt
   Agency obligations         $ 52,961        $646    $  (45)     $ 53,562   $ 62,037         $235    $  (244)   $ 62,028
SBA Certificates                17,233          55        (1)       17,287      8,340           --        (31)      8,309
Certificates of Deposit            477          --        --           477      3,000           --         --       3,000
Mortgage Backed Securities:
   GNMA Pass through
      certificates              11,773          87       (91)       11,769     10,174           92        (88)     10,178
   FHLMC Pass through
      certificates               4,962          16       (86)        4,892      3,707           11        (65)      3,653
   FNMA Pass through
      certificates              10,062          41       (32)       10,071      7,449           46        (54)      7,441
   Mortgage Pass through
      obligations                  158          --        --           158         --           --         --          --
   Collateralized Mortgage
      Obligations               28,615          27      (793)       27,849     31,939           33     (1,153)     30,819
---------------------------------------------------------------------------------------------------------------------------
                              $126,241        $872   $(1,048)     $126,065   $126,646         $417    $(1,635)   $125,428
---------------------------------------------------------------------------------------------------------------------------

     Gross gains of $0, $851,000, and $296,000 and gross losses of $285,000, $403,000, and $8,000 were realized on sales of investment securities available for sale for the years ended December 31, 1994, 1995, and 1996, respectively.

     The amortized cost and estimated market value of investments securities at December 31, 1996, by contractual maturity are shown on the next page (dollars in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                     PRIME BANCORP, INC. 1996 ANNUAL REPORT

                                                      Held to Maturity                       Available for Sale
---------------------------------------------------------------------------------------------------------------------------
                                           Weighted       Weighted
                                           Amortized        Fair         Average       Amortized        Fair       Average
                                             Cost           Value         Yield          Cost           Value       Yield
---------------------------------------------------------------------------------------------------------------------------
Due in one year or less                     $6,439         $6,446          5.15%        $8,995         $9,001        5.54%
Due after one year through five years           --             --             --        51,901         51,899        6.24%
Due after five years through ten years          --             --             --         6,487          6,488        7.59%
Due after ten years                            400            425          9.55%         5,994          5,949        8.06%
---------------------------------------------------------------------------------------------------------------------------
                                             6,839          6,871          5.41%        73,377         73,337        6.42%
Marketable equity securities                 6,149          6,149          5.98%            --             --           --
---------------------------------------------------------------------------------------------------------------------------
                                           $12,988        $13,020          5.68%       $73,377        $73,337        6.42%
---------------------------------------------------------------------------------------------------------------------------

     On December 22, 1995, the Company reclassified $50,978,000 in debt securities from held to maturity to available for sale. The net unrealized gain at the time of reclassification was $243,000.

     Interest rate risk is reduced through investments in medium-term Collateralized Mortgage Obligations ("CMOs") and Adjustable Rate Mortgages. Approximately 86% of the CMO investments are U.S. Agency or backed by U.S. Agency collateral and have average lives less than 3.07 years. The market value of mortgage-backed securities are inversely related to interest rates, market values generally rise as interest rates fall, and fall as interest rates rise. Prepayment speeds, which are partly a function of interest rates, also influence mortgage-backed security performance.

6. LOANS RECEIVABLE

Loans receivable at December 31, 1994, 1995, and 1996 were comprised of the following (dollars in thousands):

                               1994        1995      1996
-------------------------------------------------------------------------------

First mortgage loans:
   Residential:
      One to four units                     $ 185,409    $ 216,163    $ 235,023
      Over four units                           8,735        9,303       10,783
   Commercial and land                         88,767      102,958      120,841
   Construction (net of loans
      in process of $18,907,
      $21,683, and $42,104)                    36,154       29,881       44,598
--------------------------------------------------------------------------------
   Total first mortgage loans                 319,065      358,305      411,245
--------------------------------------------------------------------------------
Other loans:
   Commercial                                  65,045       68,777      110,840
   Installment                                 63,300       75,464      101,434
   Loans on savings accounts                    1,464        1,119          907
--------------------------------------------------------------------------------
      Total other loans                       129,809      145,360      213,181
--------------------------------------------------------------------------------
      Total loans                             448,874      503,665      624,426
--------------------------------------------------------------------------------
Deferred loan fees                             (1,406)        (549)        (327)
Allowance for possible
   loan losses                                 (6,067)      (6,082)      (7,206)
--------------------------------------------------------------------------------
Total loans receivable, net                  $441,401    $ 497,034    $ 616,893
--------------------------------------------------------------------------------

     As of December 31, 1995 and 1996, the Bank had impaired loans totaling approximately $4,838,000 and $7,084,000, all of which had a related allowance for impairment. The allowance for loan losses on impaired loans totalled $345,000 and $707,000 as of December 31, 1995 and 1996, respectively. The average balance of impaired loans was approximately $4,664,000 for 1995 and $6,072,000 for 1996. Interest income not accrued for impaired loans for the years ended December 31, 1994, 1995 and 1996 was approximately $380,000, $366,000, and $414,000, respectively.

     The Bank is principally a local lender and therefore has a significant concentration of loans to borrowers who reside in and/or which are collateralized by real estate located primarily in Philadelphia, Montgomery, and Bucks counties.

     In addition, the Company has taken a deed in lieu of foreclosure of a condominium project of approximately $8.5 million. Such amounts are classified as land acquired for development and resale.

     The following is a summary of the activity in the allowance for loan losses for the years ended December 31, 1994, 1995, and 1996 (dollars in thousands):

                                              1994          1995          1996
-------------------------------------------------------------------------------

Balance at beginning
   of period                                $ 5,605       $ 6,067       $ 6,082
Provision for loan losses                     1,594         1,129         3,837
Recoveries                                      127           338           190
Losses charged
   against allowance                         (1,259)       (1,452)       (2,903)
--------------------------------------------------------------------------------
Balance at end of period                    $ 6,067       $ 6,082       $ 7,206
--------------------------------------------------------------------------------
   The following is an analysis of loans to directors and officers for the year ended December 31, 1996 (dollars in thousands):
                                                                          1996
-------------------------------------------------------------------------------
Balance at beginning of period                                          $ 8,063
Additions                                                                 1,621
Repayments                                                               (2,883)
--------------------------------------------------------------------------------
Balance at end of period                                                $ 6,801
--------------------------------------------------------------------------------

               PRIME BANCORP, INC. o 1996 ANNUAL REPORT o PAGE 31

                     PRIME BANCORP, INC. 1996 ANNUAL REPORT

     The loans to directors and officers are based upon substantially the same underwriting criteria as those generally used by the Bank and do not involve more than the normal risk of collectibility or present other unfavorable features. At December 31, 1994, 1995, and 1996, the outstanding loans to directors and officers were $11,433,000, $8,063,000, and $6,801,000 respectively.

     At December 31, 1994, 1995, and 1996, the Bank was servicing loans for others in the amount of $38,220,000, $22,775,000, and $34,755,000 respectively.
Loan servicing income for the years ended December 31, 1994, 1995, and 1996 was $138,000, $228,000, and $1,000 respectively.

7. PROPERTY AND EQUIPMENT

Property and equipment, less accumulated depreciation and amortization, are summarized by major classification at December 31, 1995, and 1996 as follows (dollars in thousands):

                                                              1995              1996
---------------------------------------------------------------------------------------
Land                                                        $   606            $   596
Buildings                                                     7,166              7,194
Furniture and equipment                                       8,132              9,489
Leasehold improvements                                        1,611              1,716
---------------------------------------------------------------------------------------
                                                             17,515             18,995

Less accumulated depreciation and amortization               (7,237)            (8,704)
---------------------------------------------------------------------------------------
                                                            $10,278            $10,291
---------------------------------------------------------------------------------------

Depreciation expense for the years ended December 31, 1994, 1995, and 1996 was $1,281,000, $1,515,000, and $1,708,000, respectively.

8. DEPOSITS

Deposits at December 31, 1995 and 1996 consisted of the following (dollars in thousands):

                                                        1995                                           1996
---------------------------------------------------------------------------------------------------------------------------
                                           Interest                 % of               Interest                     % of
                                             Rate      Amount       Total                Rate         Amount        Total
---------------------------------------------------------------------------------------------------------------------------
NOW Accounts                                 1.46%    $ 37,602       5.84%                1.91%      $ 44,444       6.03%
Money Market Deposit Accounts                3.69%     113,110      17.55%                3.30%       130,028      17.65%
Passbook and Club Accounts                   2.05%      63,315       9.83%                2.05%        63,022       8.56%
Commercial Checking Accounts                    --      59,799       9.28%                   --        94,767      12.86%
---------------------------------------------------------------------------------------------------------------------------
                                                       273,826      42.50%                            332,261      45.10%
---------------------------------------------------------------------------------------------------------------------------

IRA Accounts                                 5.87%      64,506      10.01%                5.79%        61,940       8.41%
14 to 31 Day Certificates                    5.96%         462       0.07%                4.88%           227       0.03%
91 Day Certificate Accounts                  5.21%      11,374       1.77%                4.96%         7,787       1.06%
Certificates with a $100,000
   Minimum Balance 1 to 57
   Month Maturities                          5.74%      48,929       7.59%                5.44%        54,074       7.34%
6 Month Certificates                         5.10%      74,562      11.57%                4.48%        74,395      10.10%
9 Month Certificates                         5.06%      28,653       4.45%                4.87%        45,358       6.16%
18 Month Certificates                        5.90%      11,335       1.76%                5.13%         9,488       1.29%
12 to 24 Month Certificates                  5.18%      36,022       5.59%                5.01%        45,701       6.20%
30 to 60 Month Certificates                  5.45%      83,108      12.90%                5.63%        81,683      11.09%
72 to 120 Month Certificates                 5.98%      11,529       1.79%                5.95%        12,036       1.63%
180 Month Certificate callable in 2 years       --          --          --                7.30%        11,692       1.59%
---------------------------------------------------------------------------------------------------------------------------
                                                       370,480      57.50%                            404,381      54.90%
---------------------------------------------------------------------------------------------------------------------------
                                                      $644,306     100.00%                           $736,642     100.00%
---------------------------------------------------------------------------------------------------------------------------



                     PRIME BANCORP, INC. 1996 ANNUAL REPORT

A summary of certificates by maturity at December 31, 1996 follows (dollars in thousands):

  Years Ending December 31,        Amount     % of Total
------------------------------------------------------------------

          1997                    $251,608       62.22%
          1998                      70,567       17.45%
          1999                      34,650        8.57%
          2000                      26,128        6.46%
    Thereafter                      21,428        5.30%
------------------------------------------------------------------

                                  $404,381      100.00%
------------------------------------------------------------------



Interest expense on deposit accounts for the years ended December 31, 1994, 1995, and 1996 as follows (dollars in thousands):

                               1994        1995      1996
-------------------------------------------------------------------

NOW accounts                  $   692    $   737    $   782
Money market deposit accounts   2,853      3,919      4,334
Passbook and club accounts      1,837      1,862      1,916
Time deposits                  13,485     18,748     19,679
-------------------------------------------------------------------

                              $18,867    $25,266    $26,711
-------------------------------------------------------------------

9. ADVANCES FROM FEDERAL HOME LOAN BANK OF PITTSBURGH

Under terms of its collateral agreement, the Bank is required to maintain otherwise unencumbered qualifying assets in an amount of at least as much as advances from The Federal Home Loan Bank of Pittsburgh. The advances had maturities and weighted interest rates as follows at December 31, 1995 and 1996 (dollars in thousands):

                                                  December 31,
-----------------------------------------------------------------------------------------
                                       1995                             1996
-----------------------------------------------------------------------------------------
                                               Weighted                         Weighted
                                               Interest                         Interest
Maturing Period                Amount            Rate            Amount           Rate
-----------------------------------------------------------------------------------------

1996                           $35,048           5.79%           $    --              --
1997                             2,048           5.43%            15,048           5.50%
1998                                48           5.12%             7,048           6.04%
1999                               502           5.70%               502           5.70%
2000                                --              --            15,000           4.97%
-----------------------------------------------------------------------------------------

                               $37,646           5.79%           $37,598           5.39%
-----------------------------------------------------------------------------------------

10. OTHER BORROWED MONEY

Other borrowed money at December 31, 1994, 1995, and 1996 was comprised of the following (dollars in thousands):

                                                                                         1994           1995        1996
---------------------------------------------------------------------------------------------------------------------------
Securities sold under agreements to repurchase with a weighted average interest rate
   of 6.18% in 1994, 5.60% in 1995 and 4.78% in 1996                                   $55,146        $37,622      $51,685

Repo plus agreements with the Federal Home Loan Bank of Pittsburgh with a weighted
   average interest rate of 5.79% in 1995 and 6.08% in 1996                                 --         20,000       19,000

Mortgage loans, secured by real estate payable in monthly installments, bearing
   interest at a weighted interest rate of 6.38% in 1994                                   329             --           --
---------------------------------------------------------------------------------------------------------------------------
                                                                                       $55,475        $57,622      $70,685
---------------------------------------------------------------------------------------------------------------------------

     The Bank has entered into repurchase agreements which are collateralized by investment and mortgage-backed securities with a carrying value, including accrued interest of $60,187,000, $49,176,000, and $53,450,000 at December 31,
1994, 1995, and 1996, respectively. The market value of the underlying collateral was $56,643,000, $47,456,000, and $53,688,000 at December 31, 1994,
1995, and 1996, respectively. The maximum balance of repurchase agreements outstanding at any month-end during the year was $55,771,000, $59,524,000, and $124,981,000 for 1994, 1995, and 1996 and the average balance outstanding for the year was $25,234,000, $51,959,000, and $59,158,000 for the years ended
December 31, 1994, 1995, and 1996, respectively.

     The foregoing includes repurchase agreements with the Federal Home Loan Bank of Pittsburgh under its repo plus program. These agreements do not identify specific securities as collateral.

               PRIME BANCORP, INC. o 1996 ANNUAL REPORT o PAGE 33

                     PRIME BANCORP, INC. 1996 ANNUAL REPORT


11. EMPLOYEE BENEFIT PLANS

The Banks have defined contribution plans pursuant to the provision of 401(k) of the Internal Revenue Code. The plans cover all employees who meet the age and service requirements. Prime Bank's plan provides for elective employee contributions up to 15% of compensation and a 66 2/3% matching company contribution limited to 6%. First Sterling Bank's plan provides for elective employee contributions up to 15% of compensation and a 40% matching company contribution limited to 6%. The Banks contributed $235,000, $241,000, and $176,000 to these plans during the years ended December 31, 1994, 1995, and 1996, respectively. Prime Bank's plan also includes a profit sharing feature. Under this feature, all eligible employees share in the Company's profit sharing contributions. The contributions for 1994, 1995, and 1996 were $135,000, $134,000, and $135,000, respectively.

     The Company has entered into a contract with one executive officer to provide supplemental benefits after retirement pursuant to a new deferred compensation agreement. Pursuant to the benefit plan, the Company will contribute an amount representing the present value of the executive's accrued benefit under the old plan to a trust established for his benefit with an independent trustee. In the event of his death, the designated beneficiary would receive distributions of principal and income of the trust over a period of ten years, at which point the trust will be liquidated and the Company's obligations to the executive under his plan shall terminate.

     The Company does not provide post-retirement benefits nor post-employment benefits to its employees other than the 401(k) Savings Plan as may be required by applicable law.

12. INCOME TAXES

The provision (and benefit) for income taxes for the years ended December 31, 1994, 1995, and 1996 consisted of the following (dollars in thousands):

                               1994        1995      1996
-----------------------------------------------------------------
Current:
   State                      $   286     $  543    $  297
   Federal                      3,109      3,720     1,890
-----------------------------------------------------------------
                                3,395      4,263     2,187
-----------------------------------------------------------------
Deferred:
   Federal                        230         74      (291)
-----------------------------------------------------------------
                                  230         74      (291)
-----------------------------------------------------------------
                               $3,625     $4,337    $1,896
-----------------------------------------------------------------

     The provision for income taxes for the years ended December 31, 1994, 1995, and 1996 differed from the statutory rate due to the following (dollars in thousands):

                               1994        1995      1996
-------------------------------------------------------------------
Pretax income                 $10,337    $11,806    $5,913
-------------------------------------------------------------------
Tax at statutory rate           3,515      4,014     2,012
Tax exempt interest               (97)      (119)     (127)
State taxes, net of federal
   benefit and other              189        358       196
Merger Costs                       --         --       222
Income tax credits                 --        (15)     (370)
Other, net                         18         99       (37)
-------------------------------------------------------------------
                              $ 3,625    $ 4,337    $1,896
-------------------------------------------------------------------

     Deferred income taxes result from temporary differences in recording certain revenues and expenses for financial reporting purposes. The deferred tax assets at December 31, 1994, 1995, and 1996 consisted of the following debits and (credits):

                               1994        1995      1996
---------------------------------------------------------------------
Deferred tax assets
   Provision for loan losses
      and REO losses           $1,979     $1,882     $2,351
   Deferred loan fees             626        427        170
   Deferred compensation          525        514        537
   Depreciation                    80         92        233
   Valuation adjustment
      for debt securities       4,170        862        853
   Other, net                     327        455        298
---------------------------------------------------------------------
Gross deferred tax assets       7,707      4,232      4,442
---------------------------------------------------------------------
Deferred tax liabilities
Loss on sale of loans              36         23         16
Deferred loan costs               203        268        377
Valuation adjustment
   for debt securities             --        213         42
FDIC insurance premium            179         --         50
Depreciation                      342        383        331
Other                              38         31         79
---------------------------------------------------------------------
Gross deferred tax liabilities    798        918        895
---------------------------------------------------------------------
Net deferred tax assets        $6,909     $3,314     $3,547
---------------------------------------------------------------------

     Included in the table above is the effect of certain temporary differences for which no deferred tax expense or benefit was recognized. Such items consisted primarily of unrealized losses on certain investments in debt and equity securities accounted for under SFAS 115.

                     PRIME BANCORP, INC. 1996 ANNUAL REPORT

     The realizability of deferred tax assets is dependent upon a variety of factors, including the generation of future taxable income, the existence of taxes paid and recoverable, the reversal of deferred tax liabilities and tax planning strategies. Based upon these and other factors, management believes it is more likely than not that the Company will realize the benefits of these deferred tax assets.

     In January 1996 Prime Bank settled its outstanding case with the IRS in connection with the examination of its 1980 and subsequent tax year returns. The United States Tax Court ruled in favor of the IRS on the issue of the permissibility of reducing the basis of assets by the early withdrawal penalty on savings certificates. Prime Bank had previously accrued the estimated liability for the amount of interest due relating to this issue, and the actual amount paid was not materially different.

     Retained earnings at December 31, 1996, the latest tax year end, include earnings of approximately $7.7 million representing bad debt deductions for which no provision for federal income taxes has been made.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company is required to disclose information about the fair value of financial instruments.

     The limitations on the making of estimates of fair value are: estimates are made at a specific point in time, based upon, where available, relevant market prices and information about the financial instruments. For a substantial portion of the Company's financial instruments, no quoted market exists. Therefore, estimates of "fair value" are based on a number of subjective assumptions. Such assumptions include perceived risks associated with these financial instruments, market rates of discount, and expected durations. Given the uncertainties associated with these estimates, the reported "fair values" represent estimates only and, therefore, cannot be compared to the historical accounting model. Use of different assumptions would likely result in different "fair value" estimates.

     Under SFAS 107, the fair value of deposit accounts with no stated maturity is equal to their carrying amount. This approach excludes significant benefits that result from the low-cost funding provided by such deposits.

     The following methods and assumptions were used to estimate the fair value of each major classification of financial instruments at December 31, 1996:

     Cash and Short-Term Investments: Current carrying amounts approximate estimated fair value.

     Securities: Current quoted market prices are used to determine fair value.

     Net Loans: The fair value of loans was estimated using a duration method which approximates the effect of discounting the estimated future cash flows over the expected repayment periods for loans using rates which consider credit risk, servicing costs and other relevant factors.

     Deposits with no stated maturity: Current carrying amounts approximate estimated fair value.

     Time Deposits: Fair value was estimated using a duration method which approximates the effect of discounting the estimated future cash flows over the expected periods using rates which consider alternative borrowing costs, servicing costs, and other relevant factors.

     Other Borrowed Funds: Fair value was estimated using a duration method which approximates the effect of discounting the estimated cash flows over the expected periods using rates which consider alternative borrowing costs.

     Off-balance sheet financial instruments: Commitments to extend credit and standby letters of credit carry current market interest rates if converted to loans. Because commitments to extend credit and standby letters of credit, the majority of which carry current interest rates, are generally unassignable by either the Bank or the borrower, they only have value to the Bank and the borrower. However, the estimated net amount payable (receivable) represents the fees currently charged to enter into similar agreements, taking into account the remaining term of the agreement and the present credit risk assessment of the counter-party.

     The Company enters into derivative instruments primarily to hedge the interest rate risk associated with various assets and liabilities. Such hedge instruments generally take the form of interest rate swaps. In part through the use of these instruments, the Company strives to be essentially insensitive to changes in interest rates within reasonable ranges (i.e., plus or minus 200 basis points). Such instruments are subject to the same type of credit and


               PRIME BANCORP, INC. o 1996 ANNUAL REPORT o PAGE 35

                     PRIME BANCORP, INC. 1996 ANNUAL REPORT

market risk as other financial instruments, and are monitored and controlled in accordance with the Company's credit and risk management policies.

     On May 4, 1994, the Company entered into an interest rate swap with the Federal Home Loan Bank of Pittsburgh ("FHLB" ) for $5,000,000 notional amount with a term of 6 years due May 6, 2000. The swap hedges approximately $5,000,000 in 7 year fixed-rate retail CD's with a remaining term to maturity of 6.1 years. FHLB pays the Company a fixed rate of 7.01% and the Company in turn pays FHLB a floating rate based on the London Interbank Offered Rate ("Libor") which as of December 31, 1996 was 5.375%.

     In October through December 1996, the Company entered into three interest rate swaptions with FHLB for a total notional amount of $15,000,000 with a term of 15 years, with a call option of 2 years. The swaptions hedge approximately $12,000,000 in 15 year fixed-rate retail CD's with a call option of 2 years. FHLB pays a fixed rate ranging from 7.77% to 8.06% and the Company in turn pays FHLB a floating rate based on Libor.

ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS
(Dollars in millions)

                                                                                 December 31,
---------------------------------------------------------------------------------------------------------------------------
                                                                1995                                      1996
---------------------------------------------------------------------------------------------------------------------------
                                                     Carrying             Fair                 Carrying              Fair
                                                      Amount              Value                 Amount               Value
---------------------------------------------------------------------------------------------------------------------------
Financial Assets:
   Cash                                               $ 52.9             $ 52.9                 $ 32.5              $ 32.5
   Investments                                         224.0              225.2                  236.3               236.3
   Net Loans (A)                                       503.8              507.5                  616.9               618.9

Financial Liabilities:
   Deposits with no stated maturity                    273.9              273.9                  332.2               332.2
   Time Deposits                                       370.5              370.3                  404.4               401.8
   Other Borrowed Funds and FHLB Advances               95.2               95.2                  108.3               108.3
---------------------------------------------------------------------------------------------------------------------------

(A) The carrying amount of net loans includes loans receivable net and loans held for sale.

                                                                                 December 31,
---------------------------------------------------------------------------------------------------------------------------
                                                                1995                                      1996
---------------------------------------------------------------------------------------------------------------------------
                                                                       Net Amount                                 Net Amount
                                                    Contract or          Payable              Contract or           Payable
                                                  Notional Amount     (Receivable)          Notional Amount      (Receivable)
---------------------------------------------------------------------------------------------------------------------------
Off-balance sheet financial instruments:
   Commitments to extend credit                       $ 21.9                0.1                  $35.9               $ 0.3
   Standby letters of credit                             2.4                 --                    1.8                  --
   Commercial loan commitments                          28.5                0.5                   34.5                 0.5
   Loan commitments                                     12.0                 --                   12.3                  --
   Loans in process for construction loans              17.0                 --                   42.1                  --
   Interest rate swaps                                   5.0               (0.3)                  20.0                (0.1)
---------------------------------------------------------------------------------------------------------------------------

14. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into financial instruments which are not recorded in the consolidated financial statements but are required to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

     The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

                     PRIME BANCORP, INC. 1996 ANNUAL REPORT

     The following is a summary of significant commitments and contingent liabilities:

                                        December 31,
----------------------------------------------------------------

                                     1995          1996
----------------------------------------------------------------

Loan commitments:
   Fixed rate (rates ranging      $ 2,195,000   $   687,000
      from 6.13% to 8.50%
      in 1995 and 6.88% to
      8.13% in 1996)
   Variable rate (rates ranging     9,883,000    11,591,000
      from 6.38% to 9.95%
      in 1995 and 4.75% to
      8.75% in 1996)
Commercial loan commitments        28,482,000    34,496,000
Standby letters of credit           2,415,000     1,810,000
Commitments to extend credit       21,914,000    35,897,000
Commitments to sell
   residential loans                       --        49,000
Construction loans in process      17,033,000    42,104,000
----------------------------------------------------------------

     The Bank is required to maintain certain average reserve balances as established by the Federal Reserve Bank Board. The amounts of these reserve balances for the reserve computation periods which included December 31, 1995 and 1996 were $3,538,000 and $5,890,000, respectively, which amounts were satisfied through the restriction of vault cash.

     The Company is party to certain claims and litigation arising in the ordinary course of business. In the opinion of management, the resolution of such claims and litigation will not materially affect the consolidated financial position or results of operations. The Company has entered into employment agreements with certain officers, which range from three to five years. Under the terms of such agreements, the Company was obligated on December 31, 1996 to pay, under current base salary levels, an aggregate amount of $2,966,000 over the remaining term. In the event employment is terminated under circumstances as defined by the agreements, the employees may be entitled to severance pay equal to between 1.00 and 2.99 times their base salaries.

     In connection with the operation of certain branch offices, the Bank has entered into operating leases for periods ranging from one to five years. Total rental expense for the years ended December 31, 1994, 1995, and 1996 was $549,000, $753,000, and $1,246,000, respectively. Future minimum lease payments under such operating leases are $1,029,000, $1,029,000, $1,027,000, $921,000, and $788,000 for the years ended December 31, 1997 through 2001, respectively.

15. PARENT COMPANY FINANCIAL INFORMATION

Presented below are the parent company only financial statements as of December 31, 1995, and 1996 (dollars in thousands):


PRIME BANCORP, INC.
(Parent company only)
STATEMENTS OF FINANCIAL CONDITION
                                            December 31,
----------------------------------------------------------------
                                           1995      1996
----------------------------------------------------------------
Assets:
   Cash on deposit with subsidiary       $   599    $    99
   Investments in bank subsidiaries       63,133     64,277
   Investments in non-bank subsidiaries    6,048      6,826
----------------------------------------------------------------
   Total Assets                          $69,780    $71,202
----------------------------------------------------------------
Liabilities and stockholders' equity:
   Liabilities:
   Other liabilities                     $   501    $   686
----------------------------------------------------------------
   Total liabilities                         501        686
----------------------------------------------------------------
Stockholders' equity:
   Common stock                            5,270      5,291
   Additional paid-in capital             37,204     37,390
   Retained earnings                      26,805     27,835
----------------------------------------------------------------
   Total stockholders' equity             69,279     70,516
----------------------------------------------------------------
   Total liabilities and
      stockholders' equity               $69,780    $71,202
----------------------------------------------------------------


               PRIME BANCORP, INC. o 1996 ANNUAL REPORT o PAGE 37

                     PRIME BANCORP, INC. 1996 ANNUAL REPORT

STATEMENTS OF OPERATIONS
                                                        December 31,
--------------------------------------------------------------------------------
                                                 1994        1995         1996
--------------------------------------------------------------------------------
Income:
   Dividends and interest
      from subsidiary                           $ 2,928     $ 3,008     $ 2,109
   Equity in undistributed
      income of subsidiaries                      3,823       4,491       2,097
--------------------------------------------------------------------------------
   Total income                                   6,751       7,499       4,206
Operating expense                                    39          30         189
--------------------------------------------------------------------------------
Net income                                      $ 6,712     $ 7,469     $ 4,017
--------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS
Cash flows from
   operating activities:
   Net income                                   $ 6,712     $ 7,469     $ 4,017
   Adjustments to reconcile
      net income to net
      cash provided by
      operating activities:
      Equity in undistributed
         income of
         subsidiaries                            (3,823)     (4,491)     (2,097)
      Increase (decrease)
         in liabilities                             (20)          3         (24)
--------------------------------------------------------------------------------

         Net cash provided
            by net operating
            activities                            2,869       2,981       1,896
--------------------------------------------------------------------------------

Cash flows from
   investing activities:
   Contribution to
      subsidiaries                               (1,000)       (750)       --
--------------------------------------------------------------------------------

      Cash used in
         investing activities                    (1,000)       (750)       --
--------------------------------------------------------------------------------

Cash flows from financing activities:
   Stock options exercised                          333        --           133
   Cash dividends paid                           (1,763)     (2,292)     (2,529)
--------------------------------------------------------------------------------

Net cash used in
   financing activities                          (1,430)     (2,292)     (2,396)
--------------------------------------------------------------------------------

   Net increase in cash                             439         (61)       (500)

Cash and cash equivalents:
   Beginning of year                                221         660         599
   End of year                                  $   660     $   599     $    99
Supplemental disclosure of
   cash flow information:
Tax benefit from
   exercise of stock options                    $    41     $  --       $    74
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
MANAGEMENT'S STATEMENT ON FINANCIAL REPORTING


Management of Prime Bancorp, Inc. is responsible for establishing and maintaining an effective internal control structure over financial reporting presented in conformity with both generally accepted accounting principles and the Federal Financial Institutions Examination Council instructions for Consolidated Reports of Condition and Income (call report instructions). The structure contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

     There are inherent limitations in the effectiveness of any internal control structure, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control structure can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control structure may vary over time.

     Management assessed the Company's internal control structure over financial reporting presented in conformity with both generally accepted accounting principles and call report instructions as of December 31, 1996. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 1996, the Company maintained an effective internal control structure over financial reporting presented in conformity with both generally accepted accounting principles and call report instructions.






          [SIGNATURE]                                      [SIGNATURE]
James J. Lynch, President & C.E.O.                 Walter L. Tillman, Jr., EVP


                PRIME BANCORP, INC. o 1996 ANNUAL REPORT o PAGE 39

[KPMG LOGO]

INDEPENDENT AUDITORS' REPORT


THE BOARD OF DIRECTORS
PRIME BANCORP, INC.:

We have audited the accompanying consolidated statement of financial condition of Prime Bancorp, Inc. and subsidiaries as of December 31, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. We have also audited the accompanying consolidated statement of financial condition of Prime Bancorp, Inc. and subsidiaries as of December 31, 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period then ended, prior to their restatement for the 1996 pooling-of-interests transaction described in Note 2 to the consolidated financial statements. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The financial statements of First Sterling Bancorp, Inc. included in the 1995 and 1994 restated consolidated financial statements were audited by other auditors whose report dated February 23, 1996, expressed an unqualified opinion on those statements. The report of the other auditors has been furnished to us, and our opinion, insofar as it relates to the amounts included for First Sterling Bancorp, Inc., is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Prime Bancorp, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

     We also audited the combination of the accompanying consolidated statement of financial condition as of December 31, 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1995 and 1994, after restatement for the 1996 pooling-of-interests; in our opinion, such statements have been properly combined on the basis described in Note 2 of the notes to the consolidated financial statements.



[SIGNATURE]

January 24, 1997

--------------------------------------
PRIME BANCORP, INC.
Board of Directors


ERWIN T. STRAW
Chairman of the Board

JAMES J. LYNCH
President and
Chief Executive Officer

FREDERICK G. BETZ
President of Fred Betz
and Sons, Inc. a custom
home building company

WILLIAM J. CUNNINGHAM
Basketball Hall of Famer
and former championship
winning coach of the
Philadelphia 76ers and
former owner and founder
of the Miami Heat pro
basketball franchise

JOSEPH A. FLUEHR, III
Corporate Secretary,
Funeral Director and
owner of Fluehr Funeral Home

ROBERT A. FOX
President of R.A.F. Industries,
a private investment company
which acquires and manages a
diversified group of operating
companies and venture capital
investments

ERNEST LARENZ
President of Medicare Management
Nursing Homes,
Philadelphia, PA

JOSEPH G. MARKMANN, CPA
Associate Professor of Accounting
& former Chairman of Accounting Dept.
of LaSalle University

ROY T. PERAINO
Former Chairman and Chief Executive
Officer of Continental Bancorp
and Continental Bank and former
President of Midlantic
Corporation

DAVID H. PLATT
President of Somerton Springs
Golf Shoppes, Driving Ranges, and
President of Sycamore Ridge,
Inc. Golf Course

ARTHUR L. POWELL
President of Kravco, Inc.,
a real estate development company
which specializes in large
shopping malls


--------------------------------------
PRIME BANK
Board of Directors

ERWIN T. STRAW
Chairman of the Board

JAMES J. LYNCH
President and
Chief Executive Officer

DOROTHY M. BERNHARD
Corporate Secretary, Retired,
former Vice President of
North East Federal Savings
and Loan Association

FREDERICK G. BETZ
President of Fred Betz and Sons, Inc.,
a custom home building company

JOSEPH A. FLUEHR, III
Funeral Director and owner
of Fluehr Funeral Home

ROBERT G. HESS, ESQ.
Partner in the law firm of
Howland, Hess, Guinan & Torpey
of Huntingdon Valley, PA

ERNEST LARENZ
President of Medicare
Management Nursing Homes,
Philadelphia, PA

JOSEPH G. MARKMANN, CPA
Associate Professor of Accounting
& former Chairman of Accounting
Dept. of LaSalle University

DAVID H. PLATT
President of Somerton Springs
Pro-Golf Shoppes, Driving Ranges,
and President of Sycamore Ridge,
Inc. Golf Course

JOSEPH SOKOL
Retired, former Vice Chairman
of Prime Bancorp, Inc.
and Prime Bank and
former President of
North East Federal Savings
and Loan Association


ROBERT G. STAHL
Past President of
Stahl Chevrolet, Inc.

RAYMOND L. WEINMANN
President, The Weinmann Group
Consulting Service

--------------------------------------
FIRST STERLING BANK
Board of Directors

JAMES J. LYNCH
Chief Executive Officer

WILLIAM H. BROMLEY
President

WILLIAM J. CUNNINGHAM
Basketball Hall of Famer
and former championship
winning coach of the
Philadelphia 76ers and former
owner and founder of the
Miami Heat pro basketball
franchise

JAMES D. KANIA
Partner, Tri-Kan Associates,
a real estate investment company

ARTHUR L. POWELL
President of Kravco, Inc.,
a real estate development
company which specializes
in large shopping malls

THOMAS J. SCANLON, JR.
Director of Sales for
PPG Industries

ALLEN SPEISER
Certified Public Accountant

R. RICHARD WILLIAMS
Founder and President,
Valquip Corporation,
a manufacturer of
industrial controls


               PRIME BANCORP, INC. o 1996 ANNUAL REPORT o PAGE 41

OFFICERS
--------------------------------------
PRIME BANCORP, INC.
Officers
   JAMES J. LYNCH
   President and Chief Executive Officer
   WILLIAM H. BROMLEY
   Executive Vice President
   WALTER L. TILLMAN, JR.
   Executive Vice President
   FRANK H. REEVES
   Senior Vice President, Finance
   JOSEPH A. FLUEHR, III
   Secretary
   SETH L MACKLER
   Assistant Secretary
   MARISSA R. HACK
   Treasurer

Commercial Lending
   PRIME BANK
--------------------------------------
   TIMOTHY J. ABELL
   Senior Vice President
   MICHAEL B. DINDA
   Vice President
   ROBERT J. MULLIGAN
   Vice President
   DAVID W. GILL
   Assistant Vice President
   MICHAEL J. OKINO
   Assistant Vice President

   FIRST STERLING BANK
--------------------------------------
   STEVEN C. MCGILVERY
   Vice President
   DEWEY K. DIMARZIO
   Vice President
   STEVEN H. SANTINI
   Vice President
   DOROTHY A. HOERR
   Assistant Vice President
   PAULA S. HOOK
   Assistant Vice President

Commercial Real Estate
Lending/Construction
   GREGORY J. WEBSTER
   Senior Vice President
   JEFFREY T. CONNERS
   Assistant Vice President
   ROBERT C. KENNEY, JR.
   Assistant Vice President
   ELEANOR A. REMOLDE
   Assistant Vice President

Consumer Lending
   CURT T. SCHULMEISTER
   Senior Vice President
   ROBIN CARMODY
   Assistant Vice President
   JOSEPH E. MCNAMARA
   Assistant Vice President
   JANE PASSAGLIA
   Assistant Vice President
   PATRICIA BERK-HERMANN
   Consumer Loan Officer
   THOMAS J. BLAIR
   Consumer Loan Officer

Residential Mortgage Lending
   ROBERT T. STRONG
   Senior Vice President
   BRIAN MCGOVERN
   Assistant Vice President

Credit Policy &
Administration
   JOHN T. HENNESSY
   Senior Vice President
   CAROLYN J. DILTS
   Assistant Vice President
   BONNIE L. HALBREINER
   Assistant Vice President
   KENNETH W. HILBERT
   Assistant Vice President
   CHRISTIAN SCHWEIZER III
   Assistant Vice President

Compliance
   DOREEN M. BERDAN
   Vice President

Data & Item Processing
   BARBARA ANNE ERB
   Vice President

Deposit Servicing
   RITA A. TARR
   Vice President

Executive Administration
   CAROL M. SCHLACTER
   Assistant Secretary

Finance
   FRANK H. REEVES
   Senior Vice President
   MICHAEL J. SEXTON
   Vice President & Controller
   WILLIAM J. BOYCE
   Assistant Controller

Human Resources
   PEGGY GROGAN
   Personnel Officer

Loan Review &
Community Reinvestment
   SETH L MACKLER
   Vice President

Loan Servicing
   NICHOLAS J. BADAME
   Vice President
   ROBERT C. REIFF
   Assistant Vice President
   PATRICIA L. CAMPBELL
   Loan Documentation Officer

Marketing/Community
Relations
   JOHN F. DOWNES
   Vice President

Treasury
   MARISSA R. HACK
   Vice President
   WALTER J. MOLESKI
   Assistant Treasurer

Branch Administration
   JAN M. SMITH
   Senior Vice President
   WENDY F. BULLOTTA
   Vice President

PRIME
BANK
BRANCH
LOCATIONS



PHILADELPHIA COUNTY
-------------------------------------------------------------------------------

BURHOLME
1000 Cottman Avenue
Philadelphia, PA 19111-3698
(215) 342-2425
Manager--Ann C. Mozzone

CHESTNUT HILL
8500 Germantown Avenue
Philadelphia, PA 19118-3317
(215) 248-1600
Manager--Missy Dannehower,
Assistant Vice President

18TH & JFK
18th & JFK Boulevard
Philadelphia, PA 19103-7421
(215) 972-7072
Manager--Edwin A. Bergin

GRANT
1695 Grant Avenue
Philadelphia, PA 19115-3199
(215) 673-9600
Manager--Kimberly A. Erwin

KENSINGTON
1841 E. Allegheny Avenue
Philadelphia, PA 19134-3192
(215) 426-9520
Manager--Frances Abel,
Assistant Vice President

LAWNDALE
6425 Rising Sun Avenue
Philadelphia, PA 19111-5299
(215) 742-5300
Manager--Robert A. Farrer,
Assistant Vice President

PENN TREATY
423 E. Girard Avenue
Philadelphia, PA 19125-3305
(215) 426-3303
Manager--Bridget A. Morsa

SOMERTON
O'Hanlon Plaza
14425 Bustleton Avenue
Philadelphia, PA 19116-1177
(215) 671-1232
Manager--Karen S. Sica



MONTGOMERY COUNTY
-------------------------------------------------------------------------------

HORSHAM
301 Horsham Road
Horsham, PA 19044-2017
(215) 956-9333
Manager--Suzanne B. Shane

HUNTINGDON VALLEY
Bethayres Shopping Ctr.
618 Welsh Road
Huntingdon Valley, PA
19006-6302
(215) 938-7850
Manager--Elizabeth Lutz

JENKINTOWN
The Pavilion
261 Old York Road
Jenkintown, PA 19046-3254
(215) 572-0800
Manager--Lynn Levy Marks,
Assistant Vice President

MONTGOMERYVILLE
521 Stump Road
North Wales, PA 19454-1516
(215) 368-1160
Manager--Stephanie L. Jenkins

WILLOW GROVE
Moreland Plaza
Old York & Moreland Rds.
Willow Grove, PA 19090
(215) 659-5404
Manager--Gregory B. Morgan,
Assistant Vice President



BUCKS COUNTY
-------------------------------------------------------------------------------

FAIRLESS HILLS
503 S. Oxford Valley Rd
Fairless Hills, PA 19030-2612
(215) 943-2200
Manager--Kathryn M. Geissel,
Assistant Vice President

OXFORD VALLEY
195 Bristol Oxford Valley Road
Langhorne, PA 19047-3011
(215) 943-1100
Manager--Kelly A. Colon

RICHBORO
984 Second Street Pike
Richboro, PA 18954-1527
(215) 322-4400
Manager--Wanda S. Albright,
Assistant Vice President

SOUTHAMPTON
723 Street Road
Southampton, PA 18966-3919
(215) 357-9090
Manager--Donna M. McKenna,
Assistant Vice President

YARDLEY
10 S. Main Street
Yardley, PA 19067-1511
(215) 493-7285
Manager--Deborah A. Zimmaro



FIRST STERLING BANK BRANCH LOCATIONS

MONTGOMERY COUNTY
-------------------------------------------------------------------------------

BALA CYNWYD
50 Monument Road
Bala Cynwyd, PA 19004
(610) 617-0801
Manager--Marcia C. Gallagher,
Assistant Vice President

BRYN MAWR
22 North Bryn Mawr Ave
Bryn Mawr, PA 19010
(610) 520-0444
Manager--Janice B. Decker,
Assistant Vice President

CHESTER COUNTY
-------------------------------------------------------------------------------

DEVON
80 West Lancaster Avenue
Devon, PA 19333
(610) 971-1800
Manager--Linda S. Hodges,
Assistant Vice President

DELAWARE COUNTY
-------------------------------------------------------------------------------

ST. DAVIDS
558 East Lancaster Avenue
St. Davids, PA 19087
(610) 971-9430
Manager--Debra G. Palochak

MEDIA
101 W. Baltimore Pike
Media, PA 19063
(610) 892-2920
Manager--Peter W. Bendistis,
Vice President

PRIME BANCORP, INC.