Form 10-K, Exhibit 13
period 1997-12-31
PRIME BANCORP INC /PA
filed 1998-03-30
CIK 823550

1997 ANNUAL REPORT

RELATIONSHIPS
GROWTH
stability
people
business
SERVICE


[Logo]

*BANK HEADQUARTERS

Corporate Offices
Valley Green Corporate Center
7111 Valley Green Road
Fort Washington, PA 19034

Main Office
Prime Bank
6425 Rising Sun Avenue
Philadelphia, PA 19111

*BRANCHES

Philadelphia County
Burholme
Chestnut Hill
18th & JFK
Grant Plaza
Kensington
Lawndale
Penn Treaty
Somerton

Montgomery County
Bala Cynwyd
Bryn Mawr
Horsham
Huntingdon Valley
Jenkintown
Montgomeryville
Plymouth Meeting
Willow Grove

Bucks County
Fairless Hills
Oxford Valley
Richboro
Southampton
Yardley

Chester County
Devon

Delaware County
St. Davids
Media

Please see inside back cover for a full listing of our branch location addresses.

Prime's corporate office, main office, and 24 branches, located throughout the five-county Delaware Valley area, are easily accessible. The Bank's branch network is strategically positioned for continued commercial market penetration.

RELATIONSHIPS

[Photos]

GROWTH

stability

[Photos]

people

business

[Photos]

SERVICE

PRIME BANCORP, INC.

FINANCIAL HIGHLIGHTS


                                                                     1996
  (Dollars in thousands, except per share data)     1997       (See note below)
-------------------------------------------------------------------------------
Net income                                        $ 10,519         $ 4,017
Basic earnings per share                              1.95            0.77
Diluted earnings per share                            1.91            0.74
Dividends declared per share                          0.70            0.68
At Year End
  Assets                                           953,425         926,071
  Loans receivable, net                            630,848         616,893
  Deposits                                         694,444         736,642
  Shareholders' equity                              79,864          70,516
  Book value per share                               14.67           13.33
Selected Ratios
  Return on average assets                           1.13%           0.46%
  Return on average shareholders' equity            13.97%           5.70%
  Ratio of equity to assets                          8.38%           7.61%
  Ratio of non-performing assets to total assets     0.42%           0.92%

Note: The 1996 results, as presented above, include a one time FDIC assessment of $2.71 million ($1.66 million after taxes) and $2.26 million ($1.70 million after taxes) for restructuring charges associated with the acquisition of First Sterling Bancorp.

MARCH, 1998

[Photos]

James J. Lynch
President & C.E.O.

[Photo]

RELATIONSHIPS
GROWTH
stability
people
SERVICE


DEAR SHAREHOLDER:


"Quality growth" is the best phrase to describe Prime's 1997 performance. Our commercial relationships grew as evidenced by increased commercial loans and demand deposits.

Our shareholder returns grew as evidenced by an increase in Prime's return on average equity and by a near 12% increase in the Company's cash dividend. We also grew geographically as we completed our merger with First Sterling Bank. Lastly, the market's perception of Prime as a premier commercial bank grew through our conversion to a commercial bank during 1997.
   In a regional banking market laced with huge takeovers and unprecedented dislocation of employees and customers, Prime is carving its niche. We are focused on, and dedicated to, serving Philadelphia regional bank customers. We are truly the alternative to the larger banks. A mid-size bank with large-bank capabilities and neighborhood bank service, Prime is stable, bigger, and stronger than ever before. And, we believe Prime's growth story will continue.
   We are also pleased with certain initiatives we have put in place to assist us in our goal to be the premier banking company in the Philadelphia region. Late in 1997 and continuing throughout 1998 we are undergoing a bank-wide quality service training program. In addition, we have made several strategic staff additions that will position our management team for further growth with increased competence.

Prime's Bala Cynwyd Branch is one of five new branches acquired through the merger with First Sterling Bancorp. The merger gave Prime access to the western suburban market.

BY THE BEGINNING OF THE SECOND QUARTER WE WERE ALREADY STARTING TO SEE THE MANY BENEFITS OF THE CONSOLIDATION.


Discussion of
1997 Financial Results

Prime reported net income of $10.5 million or $1.91 per diluted share for the year ended December 31, 1997. In 1996, net income of $4.0 million or $.74 per diluted share was reported. These amounts included charges of $5.0 million in 1996 (before the effect of income taxes) related to a special FDIC assessment and restructuring charges associated with the acquisition of First Sterling Bancorp. In the absence of these charges, 1996 net income would have amounted to $7.4 million ($1.36 a share). The comparable amount for 1997 indicates a 42% improvement to $10.5 million ($1.91 a share).
   As a result of increasing commercial relationships, Prime has improved margins through loan growth and favorable deposit mix changes. The 1997 net interest margin of 4.27% on average earning assets of $877 million compares to 4.06% in 1996 on average earning assets of $809 million. Consequently, net interest income for 1997 amounted to $37.1 million compared to $32.5 million in 1996, an increase of 14%.
   Commercial and construction loans now represent 55% of Prime's loan outstandings compared to 44% in 1996. Total loans at the end of 1997 were $639 million. The Bank also enhanced its reserve and loan coverage positions as the allowance for loan losses at the end of 1997 totaled $8.5 million which was 283% of non-performing loans and 214% of non-performing assets.
   Non-interest income for the year totaled $4.9 million. This compares to $3.2 million for 1996.
   Operating expenses in 1997 were 8% higher than in 1996, excluding the adjustments mentioned above, due primarily to the higher salary and benefit costs associated with the Bank's expanded commercial banking activities.

Successful Merger Completion

One of our major accomplishments in 1997 was the successful completion of the merger with First Sterling Bank. During the first 120 days of 1997, we united the operating systems of the two banks, as well as integrated and improved all products and pricing. Accomplishing this in such a short time frame has given us added confidence in our ability to assimilate future acquisitions.
   We combined and restructured the two staffs into one team. We are proud to report that the new business produced by the combined organization has supported a net increase in the number of people employed.
   Through the consolidation, we significantly enhanced the Bank's franchise value. By the beginning of the second quarter we were already starting to see the many benefits of the consolidation. The merger brought Prime five additional branches, entrance into the valuable western suburban segment of the Philadelphia-area market, and the added expertise of the First Sterling team of bankers.
   By the start of the fourth quarter, the former First Sterling branches displayed new Prime Bank signs supporting the Bank's new look and image. Completing the name change was the final step in a smooth transition. We begin 1998 as a unified organization focused on growing our market share by providing quality service to both our business and retail customers.

Conversion To Commercial Bank Status

Another important accomplishment in 1997 was Prime's official conversion from a thrift to a commercial bank. All federal and state banking regulatory approvals were received and, as a result, Prime Bank is now a state-chartered commercial bank and member of the Federal Reserve.

William H. Bromley, Executive V.P. (left) and James E. Kelly, Executive V.P. & C.F.O. are dedicated to Prime's commercial banking strategy and look forward to growing Prime into the 21st Century.

[Photos]

   We are pleased to be the first mid-size Philadelphia regional thrift to convert to commercial bank status. The conversion sends the message that Prime is a commercial bank in terms of service and performance. With this accomplished, and following our strategic plan, we are already benefiting from a more diversified balance sheet, lower costs, better margins, streamlined regulatory review, and improved market perception.
   In addition, Prime Bancorp, Inc. has changed its NASDAQ ticker symbol to PBNK. This better communicates to investors the fact that Prime is now a commercial bank holding company.

Quality Products And Services

Prime also grew during 1997 in terms of product enhancements and services. While carefully analyzing how well our products and services meet our customers' needs, we also closely monitor their costs and the fee income they generate for the Bank. We regularly consider changes and additions to what we offer, introducing improvements as our customers' needs dictate.
   Underscoring our commitment to our business customers, our cash management and lock box programs were improved in 1997. We also brought the convenience of PC banking service to our business customers through PrimeLink. In the area of alternative financial products, such as investment and insurance products, Prime continued to analyze options and study how to best take advantage of opportunities in these areas of the market.
   As part of our ongoing effort to bring easily accessible, timely and accurate information to all of our customers, we successfully introduced PrimeAccess24(sm), a fully-automated, 24-hour, customer service telephone access system. During the month of December we received 36,000 calls through our automated system. Our customers may now choose to use this time-saving system. Or, they may still opt to speak directly with any of our bank specialists and are welcome to do so. We also brought the number of Prime branches to 24 through the opening of a Plymouth Meeting branch during the fourth quarter.

Growth Of Loans And Deposits

Commercial business and real estate loans grew significantly in 1997. We changed the focus of our residential mortgage banking operation from portfolio lending to originating and selling residential mortgages. Checking account deposits grew at an unprecedented rate reflecting our success in penetrating the business market niche.

Our People Make A Difference

Without the conscientious people at Prime, none of these many accomplishments would be possible. To our board members and our dedicated staff, I want to express my special thanks for a job well done.
   At the end of 1997 we welcomed James E. Kelly to Prime as Executive Vice President and Chief Financial Officer. An accomplished financial executive with more than 20 years of Delaware Valley banking experience, including five years as Corporate Controller and Senior Vice President of Finance for Midlantic Corporation, Jim is a valuable addition to our senior executive staff. His expertise nicely complements that of William H. Bromley, founder and former President of First Sterling, who began serving as Prime's Executive Vice President at the beginning of 1997. I strongly believe that we now have the best banking executive management team in the Philadelphia region.
   Prime is committed to employee training and the quest for reaching an even higher level of customer service excellence. To this end, we kicked off our

[Photo]

WE ARE CREATING OUR MARKET NICHE AS THE PREMIER COMMERCIAL BANK IN THE DELAWARE VALLEY.



bank-wide customer service training initiative at the beginning of the fourth quarter. Our program focuses on continuously building the quality of service and overall performance of our organization.

Focusing On Core Business

We are creating our market niche as the premier commercial bank in the Delaware Valley. We are the bank that is ready and willing to take care of customers who want the personal, quality service that they can't find today at other banks.
   Many banks are working very hard to provide their customers with every type of financial product imaginable, including those traditionally offered by stock brokerage firms and insurance companies. Although we are exploring the merits of offering some alternative products, we are steadfastly focused on our core business -- growing deposits and quality loans while providing the highest quality customer service possible. And, we are, and will remain, a Philadelphia-area bank.

A Growing Part Of Our Community

As always, Prime is committed to serving our community and its people. We will continue to pledge our support to our annual, company-wide United Way Campaign and our award-winning anti-graffiti campaign. Prime provides a truck and a crew dedicated exclusively to fighting graffiti in our five-county area.
   Recently, Prime joined forces with the Berean Federal Savings Bank, the nation's oldest continually operating African-American savings bank, to provide additional capital for mortgage loans. The Bank has also allied with the American Cancer Society and our local universities' Big Five Basketball Program to support "Coaches vs. Cancer."

Continuing The Growth Story

Looking ahead, we plan to continue Prime's steady, strategic growth through internal expansion and careful acquisition. We expect to complete plans to open two new Prime branches in late 1998 or early next year.
   We will work to implement what we learn from our customer service training initiative. Prime will continue to hire and retain the most experienced, talented, dedicated people. And, we will add and explore new technologies when appropriate.
   We also plan to expand through the acquisition of first-rate, community banks. Through Prime's strategic partnering with other banks, we can gather additional market share and talented professionals. We intend to take a methodical approach to selecting acquisition candidates. We don't want to grow for the sake of growth alone. We want to grow in value, as well as size, without compromising our ability to provide the personalized, quality service that makes Prime the region's leading bank for personal service.
   As we become the Delaware Valley's premier commercial bank, we are "primed" and ready to meet the challenges ahead. We will remain focused, while continuing to add value. The opportunities for Prime look great.
   As always, we thank you, our shareholders and our customers, for your continued confidence and support.

Sincerely,

/s/ Signature

James J. Lynch
President & C.E.O.

[Photos]

New Prime Bank signs, like this one, displaying the Bank's new look and image have been hung at all former First Sterling branches. This change was the final step in a smooth merger transition.


Special Thanks To Two
Retiring Board Members

The diligent work of our distinguished board members is a big part of Prime's success. Their valuable expertise significantly impacts the planning and implementation of the Bank's strategic plans. At this time, we'd like to recognize the vital contributions of two Prime Bancorp board members as they leave the board to enjoy retirement.

Joseph G. Markmann, CPA

Mr. Markmann is an Associate Professor of Accounting & the former Chairman of the Accounting Department of LaSalle University. He has been honored by the naming of the Joseph G. Markmann Accounting Alumni Endowed Chair at LaSalle. Mr. Markmann has been a member of the board of directors since Prime was formed in 1988. In 1987, he was a board member of the Cheltenham Federal Savings and Loan Association board which was Prime's predecessor. We thank him for 11 years of valuable advice and diligent service.

Arthur L. Powell

Although Mr. Powell only became a Prime Bancorp board member this year, he has been a member of the First Sterling Bancorp board since 1988. President of Kravco, Inc., a real estate development company which specializes in large shopping malls, Mr. Powell served on Prime's Community Reinvestment Act Committee and the Audit Committee. His insights and expertise have been most appreciated.

Prime Is Helping To Fight Cancer

Prime has teamed up with the American Cancer Society (Southeast PA Region) to support the American Cancer Society "Coaches vs. Cancer" Big Five Basketball Program. Prime is working closely with the coaches of Penn, Drexel, Villanova, St. Joe's, LaSalle, and Temple Universities to raise money for important cancer research, education, and patient services. According to Prime Bank C.E.O. James
J. Lynch, "This is an extremely worthwhile effort and Prime is pleased and proud to be a part of it. Fighting this deadly disease is a way that we can help each and every member of our community, as well as generations to come."

Jim Lynch, Prime Bank C.E.O., (center) with local university basketball coaches. (Left to right) Fran Dunphy, University of Pennsylvania; Bill Herrion, Drexel University; John Chaney, Temple University; Phil Martelli, Saint Joseph's University; Speedy Morris, LaSalle University; and Steve Lappas, Villanova University.

[Photo]

Marcia C. Gallagher, Branch Manager, Devon works closely with customers to achieve the highest level of customer contact and quality service.


(Left to right) Carol A. Chartrand, VP-Cash Management; Timothy J. Abell, Sr. V.P.-Commercial Lending; Jan M. Smith, Sr. V.P.-Branch Management; and Steven H. Santini, V.P.-Credit Policy and Administration meet regularly to discuss commercial lending and cash management opportunities throughout Prime's branch network.

(Left to right.) Gregory J. Webster, Sr. V.P.-Commercial Real Estate Lending/Construction; Scott R. Gamble, V.P. Commercial Lending; and Steven C. McGilvery, Sr. V.P. Commercial Lending work together to increase Prime's commercial real estate loan portfolio.

RELATIONSHIPS

[Photos]

GROWTH

Relationship Banking

It's Our People That Make
The Difference

Customers want a banker they can count on. They want someone who understands their needs, knows their business, and has the ability to get things done. That's why Prime has assembled the best team of banking professionals in the Region. Prime bankers build lasting relationships. And, they work to earn those relationships every day.

An Expanded Commercial
Banking Team

Our commercial banking team has been expanded and enhanced by the hiring of highly experienced, commercial banking talent. Many of our team members once worked for big banks and became tired of big-bank bureaucracy and instability. They came to Prime because they want to build valued customer relationships. Now, they have both the ability and the authority to get the job done and are true believers in Prime's "high-touch" approach to quality service.

In a turbulent local banking environment, Prime is carving a niche for quality bankers and displaced customers. Our customers benefit from "big bank" expertise and "neighborhood bank" service. Through Prime's 24-branch network, there is constant interaction and exchange of ideas to develop commercial banking opportunities. Commercial loans, real estate loans, cash management and lock box programs, as well as alternative financing products, such as investment and insurance products, are available for Prime customers.

Emphasizing Commercial
Banking Into The Next Century

Prime was the first mid-size bank in the Region to convert from a thrift to a commercial bank. We took this step because we believe Prime's continued and growing future success lies in commercial banking. Although we intend to remain responsive to all customers -- commercial, consumer, and government -- our emphasis is clearly focused on serving the special needs of our business customers.

Currently 55% of Prime's loan portfolio is based in commercial assets. By the year 2000, we plan to raise that number to 75%. Our top-executives and team of talented commercial lenders have what it takes to make Prime the commercial banking alternative for Delaware Valley businesses. We plan to take advantage of every opportunity and do whatever it takes to get the job done.

[Photo]

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

As indicated by earnings performance and the completion of certain operating goals discussed below, 1997 was a very productive year for Prime Bancorp, Inc. ("Prime or the Company"). Net income at $10.5 million was the highest total in the Company's history and the resulting 14% return on average shareholders' equity represented a substantial increase from prior years. Commercial relationships continued to grow as the mix of loans outstanding increased from 44% commercial to 55% in 1997. Commercial deposits also increased as evidenced by higher levels of demand deposits. The continued movement to a better mix of earning assets also resulted in improved margins, the net interest yield on earning assets.
     Other events affecting the Company in 1997 included the consolidation of computer, check processing and other operations of First Sterling Bank, acquired in 1996. Early in the fall, the former First Sterling Bank and the Company's largest subsidiary, Prime Bank (the "Bank"), were merged to form one commercial bank operating under the Prime Bank name. Also in 1997, the Company opened its 24th branch at a convenient location in Plymouth Meeting.

EARNINGS

The Company reported net income for the year of $10.5 million or $1.91 a share which was 42% above the adjusted $7.4 million ($1.36 a share) reported for 1996 before the effects of a special FDIC premium assessment and the restructuring charges associated with the 1996 merger with First Sterling Bancorp ("the adjustments"). Including the adjustments, income for 1996 was $4.0 million or $.74 a share. 1995 net income was $7.5 million or $1.39 a share. All earnings per share computations have been restated as required by Statement of Financial Accounting Standards ("SFAS") No. 128.


[Chart]

dollars in millions

Net Income
                           as reported                 as adjusted
1995                           7.5
1996                           4.0                         7.4
1997                          10.5


     Returns on average assets (ROA) and average equity (ROE) both improved. The ROA in 1997 was 1.13% compared to .46% for 1996 (.85% excluding the adjustments). ROE was 14.0% compared to 5.70% in 1996 (10.5% excluding the adjustments).

NET INTEREST INCOME

Partly contributing to the Company's improved operating results were improved margins resulting from loan growth and favorable deposit mix changes largely due to increased focus on commercial relationships. Net interest income for 1997 amounted to $37 million, an increase of 14% over the $33 million in 1996 which was 14% over 1995's total of $28 million. In addition to the improved mix of loans and deposits, higher volumes added to average earning assets which increased by 8% from $809 million to $877 million.

[Chart]

dollars in millions

Net Interest Income
1995                          28.4
1996                          32.5
1997                          37.1

     Prime's net interest margin improved to 4.27% in 1997 from 4.06% in 1996 and 1995. Most of the increase in 1997 was the result of improved loan mix and reduced deposit costs.
     A more detailed analysis of the mix of assets and liabilities and their related interest rates is presented on pages 15 and 16.

NON-INTEREST INCOME

Non-interest income for the year amounted to $4.9 million including $1.2 million in net gains on asset sales, part of which is reported as mortgage banking activities. Included in these asset sales were mortgage loans sold as part of the Company's strategy to originate residential loans for our customers but sell the subsequent loan receivable into the secondary markets.

[Chart]

dollars in millions

Non-Interest Income
1995                           3.4
1996                           3.2
1997                           4.9

     Non-interest income in 1996 amounted to $3.2 million, of which gains on asset sales amounted to $401 thousand. This was a slight decrease from the $3.4 million in 1995. Income from fees and service charges showed a significant increase in 1997 to $2.4 million from $1.9 million in 1996 and $1.8 million in 1995. This was primarily due to higher pricing and the larger volume of deposits.

                                                    For the Years
--------------------------------------------------------------------------------
                                               1997      1996      1995

--------------------------------------------------------------------------------
Fees and service charges                     $ 2,433   $ 1,864   $ 1,820
Gain (loss) on sale of:
   Securitization and sale of mortgages          606        --        --
   Investment securities                         135       288       448
   Real estate owned                              33        14       (44)
Mortgage banking activities                      561       294       509
Other                                          1,102       761       710
--------------------------------------------------------------------------------
                                             $ 4,870   $ 3,221   $ 3,443
--------------------------------------------------------------------------------

NON-INTEREST EXPENSE

Non-interest expenses of $23 million in 1997 were 8% or $1.8 million higher than in 1996, excluding the adjustments that were part of 1996 results.

[Chart]

dollars in millions

Non-Interest Expense
                           as reported                 as adjusted
1995                          18.9
1996                          26.0                        21.0
1997                          22.8



     Higher salary and benefit costs accounted for $1.0 million or over half of the expense increase and are largely a consequence of the Company's expanded commercial banking activities. Occupancy and equipment expenses increased to $5.6 million in 1997 from $5.0 in 1996 mainly due to technology enhancements and the first full year of costs for certain operating facilities. Other expenses increased from $4.8 million to $5.4 million primarily due to increased printing and supply costs necessitated by the conversion to a commercial bank and increased expenses associated with real estate owned. The overall increase was partly offset by a decrease in regular FDIC insurance premiums from $.8 million to $.4 million. The Company's efficiency ratio has shown steady improvement from 60% in 1995 to 59% in 1996 and 55% in 1997.
 For the Years

-----------------------------------------------------------
                                     1997     1996    1995
-----------------------------------------------------------
Salaries & benefits               $11,436  $10,437   $9,065
Occupancy & equipment               5,584    4,985    3,825
FDIC insurance                        365      753    1,008
FDIC special assessment                --    2,713       --
Restructuring charges                  --    2,260       --
Other                               5,371    4,847    5,032
-----------------------------------------------------------
                                  $22,756  $25,995  $18,930
-----------------------------------------------------------

BALANCE SHEET REVIEW

Prime's total assets grew 3% from $926 million at December 31, 1996 to $953 million at December 31,1997. Total assets at December 31, 1996 increased $106 million or 13% above the $820 million reported as of December 31, 1995. Management's efforts to seek only the most cost effective funding sources resulted in reduced levels of relatively high cost deposits. Consequently, total assets grew by only 3% despite the growth in commercial assets. Marginal yielding short term assets were allowed to mature and residential mortgage assets also declined. Balance sheet changes are summarized in the following table (dollars in millions):

                                    Balances at December 31,
-----------------------------------------------------------
                                     1997    1996     1995
-----------------------------------------------------------
Loans (net)                         $634.0   $616.9  $503.8
Investments (all)                    251.9    239.5   259.3
Non-earning assets                    67.5     69.7    56.9
-----------------------------------------------------------
Total assets                        $953.4   $926.1  $820.0
-----------------------------------------------------------
Deposits                            $694.4  $ 736.6  $644.3
Borrowings                           172.7    110.4    97.7
Other liabilities                      6.4      8.6     8.7
Equity                                79.9     70.5    69.3
-----------------------------------------------------------
Total liabilities and equity        $953.4   $926.1  $820.0
-----------------------------------------------------------

LOANS

While there was only a slight increase in the overall balance of loans, there was a significant shift in the mix. The increased focus on commercial relationships resulted in an increase in commercial and commercial real estate loans of $75 million or 27% in 1997 to $351 million from $276 million at the end of 1996. This increase was partly offset by management's decision to reduce the mortgage portfolio by securitizing and selling some of the mortgages in the portfolio and selling most new originations into the secondary markets. Residential mortgages declined from $246 million to $183 million at the end of 1997.

INVESTMENTS

Investments grew $12 million, or approximately 5% from, $239.5 million at the end of 1996 to $251.9 million at the end of 1997. The structure of the overall portfolio is intended to provide flexibility for the Company's overall management of balance sheet risks, particularly interest rate risk.

DEPOSITS

Deposits decreased from $736.6 million at December 31,1996 to $694.4 million at December 31, 1997. This was primarily the result of a decision to eliminate certain sources of funding that were relatively expensive. Consequently, time deposits decreased $64.9 million. However, core demand and savings deposits increased $22.7 million as the Company emphasized relationship banking.

BORROWINGS

Borrowings increased $62.3 million or 56% from year end 1996 to year end 1997 primarily due to increases in customer repurchase agreements and FHLB borrowings. $23.6 million of the increase was in repurchase agreements with Prime customers; these relationships increased from $47.5 million to $71.1 million. This is consistent with the increased commercial focus adopted by the Company. Similar agreements at the end of 1995 were $21.9 million. The Company also took advantage of favorable borrowing rates at the Federal Home Loan Bank of Pittsburgh to increase these borrowings by $23 million.

[Photo]

BANKING RISKS

YEAR 2000 RISK

The Company is aware of the complex issues involving computer systems and the risk of errors when record dates change to 01/01/00 on January 1, 2000. Systems that do not properly recognize date sensitive information could generate erroneous data or cause a system to fail. The Company is utilizing both internal and external resources to identify, correct or reprogram, and test the systems for year 2000 compliance. An impact study has been completed by an outside consultant and their recommendations are already being implemented. It is anticipated that all reprogramming efforts or new programs will be complete, or in place, and substantially tested by December 31, 1998. To date, confirmations have been received from the Company's primary processing vendors that they are either year 2000 compliant or have plans to be in compliance by early 1998. While management has been unable, so far, to put an exact figure on the year 2000 compliance expense and related potential effect on the Company's earnings, it is currently estimated that expenditures will exceed $1.0 million but are likely to be less than $2.0 million. Most of these expenditures (i.e., purchase of new software) will be capitalized and amortized over a number of years. There should not be a material effect on any year's earnings.

CREDIT RISK

Credit risk exists in financial instruments such as loans and leases, investments and off-balance sheet instruments including loan commitments, letters of credit and derivative instruments. The objective of credit risk management is to reduce the risk of loss if a party to a contract fails to perform according to the terms of a transaction. Essential to this process are thorough underwriting practices regarding new commitments, active monitoring of all portfolios and the early identification of potential problems and their prompt resolution.
     The Company manages credit risk by maintaining a well-diversified credit portfolio and by adhering to its board approved credit policies. All loan approvals are made by at least two experienced banking officers. The level of officer approvals required is determined by the dollar amount and risk characteristics of the credit extension. The credit process also includes the review of approved and renewed loan relationships over $1 million by a committee of directors.
     Credit quality is continually assessed through the review and assignment of a numerical grade to substantially all extensions of credit in the commercial and commercial real estate portfolios. Lending officers have the primary responsibility for monitoring their portfolios, identifying emerging problem loans and recommending changes in quality ratings. The Loan Review Department provides an independent assessment of these credit ratings, credit quality and the credit management process. Loan review findings are regularly reported to the audit committee of the board of directors. When signs of serious credit weaknesses are detected, the Loan Workout Department is utilized to minimize loss exposure.

LOAN PORTFOLIO COMPOSITION

The loan portfolio increased from $624.1 million at December 31, 1996 to $639.3 million at December 31, 1997. Loan growth was centered in the commercial and commercial real estate loan portfolios. Consumer loans grew slightly while residential mortgage loans declined significantly. The change in composition of the loan portfolio was a direct result of management's efforts to improve overall yields while continuing to manage risk through the origination of high quality commercial and real estate loans.

NON-PERFORMING ASSETS

Non-performing assets declined during 1997 as a result of collection efforts and charge-offs. Total non-performing assets decreased from $8.5 million at December 31, 1996 to $4.0 million at December 31, 1997. Non-accrual loans, a large component of non-performing assets, fell by $4.2 million to $3.0 million during the twelve month period.

     The allowance for loan losses was $8.5 million at December 31, 1997, or 1.33% of total loans, compared with $7.2 million, or 1.15% of total loans at December 31, 1996. The increase in the allowance reflects significant commercial and commercial real estate loan growth. Non-performing assets declined during 1997 as a result of collection efforts and charge-offs. Total non-performing assets decreased from $8.5 million at December 31, 1996 to $4.0 million at December 31, 1997. Non-accrual loans, a large component of non-performing assets, fell by $4.2 million to $3.0 million during the twelve month period.
     The allowance for loan losses is based on a periodic evaluation of the loan portfolio and is maintained at a level that management considers adequate to absorb estimated potential losses. Management considers a variety of factors, and recognizes the inherent risk of loss that always exists in the lending process. Management uses a disciplined methodology to estimate the appropriate level of allowance for loan losses. This methodology includes an evaluation of loss potential from individual problem credits, as well as anticipated specific and general economic factors that may adversely affect collectibility.
     Management's determination of the adequacy of the allowance is based on periodic evaluations of the credit portfolio. This evaluation is inherently subjective as it requires material estimates, including, among others, the amounts and timing of expected future cash flows on impaired loans, estimated losses on consumer loans and residential mortgages, and general amounts for historical loss experience, economic conditions, uncertainties in estimating losses and inherent risks in the various credit portfolios, all of which may be susceptible to significant change. Pursuant to SFAS 114, "Accounting by Creditors for Impairment of a Loan," as amended, impaired loans, consisting of nonaccrual and restructured commercial and commercial real estate loans, are considered in the methodology for determining the allowance for credit losses. Impaired loans are generally evaluated based on the present value of expected future cash flows or the fair value of the underlying collateral if principal repayment is expected to come from the sale or operation of such collateral.

CHARGE-OFFS

Net charge-offs totaled $2.2 million in 1997, a decrease of $554 thousand from 1996. The decrease was primarily due to lower commercial and commercial real estate charge-offs but was partially offset by higher credit card and indirect auto loan charge-offs. Approximately 33% of total net charge-offs were centered in the credit card and indirect auto loan portfolios. The Company does not anticipate a significant decrease in credit card losses in 1998. The Company exited the indirect auto business in the third quarter of 1997 but does not anticipate a significant change in charge-off rates in 1998.

The following table provides key asset quality trends (dollars in thousands).



                                                                     1997       1996        1995        1994        1993
---------------------------------------------------------------------------------------------------------------------------
Net charge-offs                                                     $2,159     $2,713      $1,114      $1,132       $941
Net charge-offs as % of loans                                        0.34%      0.43%       0.22%       0.25%      0.23%

Non-performing loans                                                $3,003     $7,084      $4,838      $6,968     $6,740
Allowance as % of non-performing loans                             282.55%     83.25%      84.07%      87.07%     83.16%

Non-performing assets                                               $3,961     $8,509      $5,755      $7,291     $7,133
Non-performing assets as % of assets                                 0.42%      0.91%       0.64%       0.99%      1.19%

Allowance for loan losses                                           $8,485     $7,206      $6,082      $6,067     $5,605
Allowance as % loans                                                 1.33%      1.15%       1.20%       1.35%      1.36%
Allowance as % non-performing assets                               214.21%     84.69%     105.68%      83.21%     78.58%
---------------------------------------------------------------------------------------------------------------------------

* Statistics do not include the impact of a condominium project which was acquired by a deed in lieu of foreclosure in 1995 and classified as land acquired for development and resale. The balance of the condominium project as of December 31, 1997, 1996, and 1995 was $5.9 million, $8.9 million and $10.1 million, respectively. Non-performing assets, and the ratio of non-performing assets as a percentage of assets would have been $9.9 million and 1.04% in 1997, $17.4 million and 1.88% in 1996, and $15.9 million and 1.93% in 1995.

INTEREST RATE RISK

The risk of losses from adverse interest rate changes is monitored by evaluating the impact, if any, on the Company's net interest income under a variety of rate assumptions. This evaluation monitors the degree of interest sensitivity to rate changes. Management attempts to limit the projected negative impact of interest rate changes on its income. Consequently, if the Company's internal analysis would suggest that a reasonably possible rate projection would result in a significant loss of net interest income (generally about 5% or more), it would act to mitigate this potential future risk. The steps to mitigate possible interest rate risk include changing the mix of assets and their scheduled maturities. Among the assets most likely for these changes are investment securities available for sale and short-term money market investments. Changing the composition and maturity of certain liabilities is also an alternative management may consider as is the option of using derivative financial instruments to adjust a given interest sensitivity position.
     In 1997 the Company did not engage in trading account activities and has no current plans to do so. Trading account activities include security positions, generally held for only short terms, that are primarily intended to generate short-term profits.

GAP ANALYSIS
--------------------------------------------------------------------------------
December 31, 1997
(Dollars in thousands)


                                          3 Mo      More 3 Mo  More 6 Mo   More 1 Yr   More 3 Yr    More 5 Yr    More
                                         or less    thru 6 Mo  thru 1 Yr   thru 3 Yr   thru 5 Yr   thru 10 Yr    10 Yr      Total
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
------------------------------------------------------------------------------------------------------------------------------------
Loans                                  $ 293,068   $  36,112   $  42,381   $  99,537   $  84,978   $  57,083   $  26,400  $ 639,559
Investments                               64,025      15,393      34,398      77,991      31,749       8,985       1,175    233,716
Interest bearing deposits                 18,161        --          --          --          --          --          --       18,161
------------------------------------------------------------------------------------------------------------------------------------
Total earning assets                     375,254      51,505      76,779     177,528     116,727      66,068      27,575    891,436
------------------------------------------------------------------------------------------------------------------------------------
Non-accruing loans                           299         601         601         751         751        --          --        3,003
Real estate owned                            287         287         287          96        --          --          --          957
Allowance for loan losses                   --          (849)     (1,697)     (2,546)     (3,393)       --          --       (8,485)
Other assets                                --          --          --          --          --          --        66,514     66,514
------------------------------------------------------------------------------------------------------------------------------------
Total assets                           $ 375,840   $  51,544   $  75,970   $ 175,829   $ 114,085   $  66,068   $  94,089  $ 953,425
------------------------------------------------------------------------------------------------------------------------------------

LIABILITIES & EQUITY
------------------------------------------------------------------------------------------------------------------------------------
Deposits                               $ 305,820   $  62,520   $  43,927   $  50,062   $ 228,442   $   3,533    $    140  $ 694,444
Borrowings                                92,286       7,202         761      30,503      42,000        --          --      172,752
------------------------------------------------------------------------------------------------------------------------------------
Total interest bearing liabilities       398,106      69,722      44,688      80,565     270,442       3,533         140    867,196
------------------------------------------------------------------------------------------------------------------------------------
Other liabilities                           --          --          --          --          --          --         6,365      6,365
Equity                                      --          --          --          --          --          --        79,864     79,864
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities and equity           $ 398,106   $  69,722   $  44,688   $  80,565   $ 270,442   $   3,533   $  86,369  $ 953,425
------------------------------------------------------------------------------------------------------------------------------------
GAP                                    $ (22,852)  $ (18,217)  $  32,091   $  96,963   $(153,715)  $  62,535   $  27,435  $  24,240
Cumulative GAP                         $ (22,852)  $ (41,069)  $  (8,978)  $  87,985   $ (65,730)  $  (3,195)  $  24,240
------------------------------------------------------------------------------------------------------------------------------------

     The following table shows the Company's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments' fair values at December 31, 1997.

                                                           Expected Maturity/Principal Repayment December 31,
-----------------------------------------------------------------------------------------------------------------------
                                          1998       1999        2000       2001      2002    Thereafter    Total
-----------------------------------------------------------------------------------------------------------------------
Interest-sensitive assets:
   Loans                                $370,894   $ 54,772   $ 44,765   $ 46,642   $ 38,336   $ 84,150   $639,559
   Investments                            71,428     58,940     24,914     19,899     16,008     42,527    233,716
   Interest-bearing deposits              18,161       --         --         --         --         --       18,161
-----------------------------------------------------------------------------------------------------------------------
     Total                              $460,483   $113,712   $ 69,679   $ 66,541   $ 54,344   $126,677   $891,436
-----------------------------------------------------------------------------------------------------------------------
Interest-sensitive liabilities:
   Savings, NOW, money market deposit   $139,253   $    --    $   --     $215,724   $  --      $   --     $354,977
   Certificates of deposit               273,014     34,068     15,994      6,887      5,831      3,673    339,467
   Borrowings                            100,249     30,503       --         --       42,000       --      172,752
-----------------------------------------------------------------------------------------------------------------------
     Total                              $512,516   $ 64,571   $ 15,994   $222,611   $ 47,831   $  3,673   $867,196
-----------------------------------------------------------------------------------------------------------------------

                                            Total         Average Interest Rate       Fair Value
------------------------------------------------------------------------------------------------
Assets
   Loans                                  $639,559                8.89%                  639,140
   Investments                             233,716                6.45%                  233,872
   Interest-bearing deposits                18,161                5.50%                   18,161
------------------------------------------------------------------------------------------------
                                          $891,436                8.18%                 $891,173
------------------------------------------------------------------------------------------------
Liabilities
   Savings, NOW, money market deposit     $354,977                1.73%                 $354,977
   Certificates of deposit                 339,467                5.51%                  340,836
   Borrowings                              172,752                5.32%                  173,102
------------------------------------------------------------------------------------------------
                                          $867,196                3.92%                 $868,915
------------------------------------------------------------------------------------------------


CONSOLIDATED AVERAGE BALANCE SHEETS AND TAXABLE EQUIVALENT INCOME/EXPENSE AND RATES
-------------------------------------------------------------------------------------
(Dollars in thousands)

                                               1997                             1996                            1995
------------------------------------------------------------------------------------------------------------------------------------
                                  Average    Interest               Average   Interest              Average   Interest
                                  Balance    Inc./Exp.    Yield     Balance   Inc./Exp.   Yield     Balance   Inc./Exp.    Yield
------------------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
   Loans receivable(1)(2)
   Commercial &
     commercial
     real estate                 $316,006      $29,663    9.39%   $250,334    $23,104      9.23%   $218,430      $19,999       9.16%
   Consumer                       104,375        9,853    9.44%     87,163      7,789      8.94%     66,967        6,068       9.06%
   Residential mortgage           206,631       15,807    7.65%    221,952     18,569      8.37%    195,633       16,983       8.68%
------------------------------------------------------------------------------------------------------------------------------------
                                  627,012       55,323    8.82%    559,449     49,462      8.84%    481,030       43,050       8.95%
------------------------------------------------------------------------------------------------------------------------------------
   Investment securities(3)       241,824       15,734    6.51%    241,489     16,207      6.71%    218,913       15,583       7.12%
   Interest-bearing
     deposits                       8,313          607    7.30%      8,485        295      3.48%      8,278          646       7.80%
------------------------------------------------------------------------------------------------------------------------------------
     Total interest
       earning assets             877,149       71,664    8.17%    809,423     65,964      8.15%    708,221       59,279       8.37%
------------------------------------------------------------------------------------------------------------------------------------
     Allowance for
       loan losses                 (8,393)          --      --      (6,421)        --        --      (6,075)          --          --
     Non-interest
       earning assets              64,988           --      --      63,500         --        --      55,453           --          --
------------------------------------------------------------------------------------------------------------------------------------
     Total assets                $933,744      $71,664      --    $866,502    $65,964        --    $757,599      $59,279          --
------------------------------------------------------------------------------------------------------------------------------------

Interest-bearing liabilities:
   Passbook/statement            $ 62,396      $ 1,169    1.87%   $ 63,827      1,338      2.10%   $ 65,157      $ 1,353       2.08%
   Money market                   126,568        4,313    3.41%    120,817      4,334      3.59%    105,923        3,919       3.70%
   Commercial checking             98,721          281    0.28%     73,627        578      0.79%     56,100          510       0.91%
   N.O.W. accounts                 39,389          247    0.63%     40,720        782      1.92%     36,444          737       2.02%
   Time deposits                  381,129       20,496    5.38%    371,773     19,679      5.29%    333,791       18,747       5.62%
------------------------------------------------------------------------------------------------------------------------------------
                                  708,203       26,506    3.74%    670,764     26,711      3.98%    597,415       25,266       4.23%
------------------------------------------------------------------------------------------------------------------------------------
   FHLB advances and
     other borrowings             143,421        7,726    5.39%    116,289      6,429      5.53%     88,769        5,291       5.96%
------------------------------------------------------------------------------------------------------------------------------------
   Total interest-bearing
     liabilities                  851,624       34,232    4.02%    787,053     33,140      4.21%    686,184       30,557       4.45%
------------------------------------------------------------------------------------------------------------------------------------
   Other liabilities                6,810           --      --       8,977         --        --       8,616           --         --
   Shareholders' equity            75,310           --      --      70,472         --        --      62,799           --         --
------------------------------------------------------------------------------------------------------------------------------------
   Total liabilities and
     shareholders' equity        $933,744      $34,232            $866,502    $33,140              $757,599      $30,557
------------------------------------------------------------------------------------------------------------------------------------
Net interest income/
   interest rate spread                        $37,432    4.15%               $32,824      3.94%                 $28,722       3.92%
------------------------------------------------------------------------------------------------------------------------------------
Net interest earning
   assets/net yield on
   interest-earning assets       $ 25,525                 4.27%   $ 22,370                 4.06%   $ 22,037                    4.06%
------------------------------------------------------------------------------------------------------------------------------------
Interest earning assets
   to interest-bearing
   liabilities                        103%                             103%                             103%
------------------------------------------------------------------------------------------------------------------------------------
(1) Non-accrual loans and loans held for sale are included in loans.
(2) Yields on loans include income from origination fees, net of direct costs.
(3) Interest income is calculated on a tax equivalent basis.


RATE/VOLUME ANALYSIS

The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (1) changes in volume (changes in average volume multiplied by the prior year's rate), and (2) changes in rate (changes in rate multiplied by the prior year's volume). The difference in the rate/volume is allocated on a pro-rata basis to the change in rate variance and the change in volume variance.

                                                                     Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------------
                                                    1996 vs. 1997                                   1995 vs. 1996
---------------------------------------------------------------------------------------------------------------------------
                                              Increase (Decrease) Due to                      Increase (Decrease) Due to
---------------------------------------------------------------------------------------------------------------------------
                                           Volume      Rate        Total                   Volume      Rate         Total
--------------------------------------------------------------------------------------------------------------------------
Interest income:
   Loan portfolio
     Commercial & commercial real estate   $5,992       $567      $6,559                   $3,040        $66      $3,106
     Consumer                               1,539        525       2,064                    1,830       (109)      1,721
     Residential mortgage                  (1,282)    (1,480)     (2,762)                   2,284       (698)      1,586
---------------------------------------------------------------------------------------------------------------------------
                                            6,249       (388)      5,861                    7,154       (741)      6,413
---------------------------------------------------------------------------------------------------------------------------
   Investments                                 22       (495)       (473)                   1,607       (984)        623
   Interest earning deposits                   (6)       318         312                       16       (367)       (351)
---------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets               6,265       (565)      5,700                    8,777     (2,092)      6,685
---------------------------------------------------------------------------------------------------------------------------
Interest expense:
   Passbook/statement                         (30)      (139)       (169)                     (28)        13         (15)
   Money market                               206       (227)        (21)                     551       (136)        415
   Commercial checking                        198       (495)       (297)                     159        (91)         68
   N.O.W. checking                            (26)      (509)       (535)                      86        (41)         45
   Time deposits                              495       (322)        817                    2,135     (1,203)        932
---------------------------------------------------------------------------------------------------------------------------
                                              843     (1,048)       (205)                   2,903     (1,458)      1,445
---------------------------------------------------------------------------------------------------------------------------
   Federal Home Loan Bank
     advances and other borrowings          1,500       (203)      1,297                    1,640       (502)      1,138
---------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities          2,343     (1,251)      1,092                    4,543     (1,960)      2,583
---------------------------------------------------------------------------------------------------------------------------
Change in net interest income              $3,922       $686      $4,608                   $4,234      $(132)     $4,102
---------------------------------------------------------------------------------------------------------------------------

LIQUIDITY RISK

The management process in this regard is to preserve stable, reliable and cost effective sources of cash to fund loan growth as well as unexpected outflows of deposits or other liabilities. As part of our liquidity management, we seek to avoid concentrations in a limited number of liability sources and minimize reliance on volatile large liabilities. The table below summaries Prime Bancorp's funding profile at December 31, 1997.
     From the table below, management concludes that 88.4% of its funding is from core, local relationships. In addition to the above, the Company has access to certain capital markets and can use funding vehicles such as securitizations or large dollar liabilities. Core deposits, however, remain the Company's main source of liquidity. Accordingly, branch development, including possible branch expansion is always a planning consideration.

                                   % of Total
Product Category                     Funding
-------------------------------------------------
Transaction accounts                  41.0%
Time deposits                         39.2%
Customer repurchase agreements         8.2%
Other repurchase agreements            2.4%
Other borrowings                       9.2%
-------------------------------------------------
                                     100.0%
-------------------------------------------------

FINANCIAL CONDITION DATA
(Dollars in thousands)


                                                                                    As of December 31,
---------------------------------------------------------------------------------------------------------------------------
                                                                    1997        1996       1995        1994        1993
---------------------------------------------------------------------------------------------------------------------------
Total amount of:
   Assets                                                         $953,425   $926,071    $819,961    $739,231   $598,858
   Loans receivable, net                                           630,848    616,893     497,034     441,401    403,693
   Investment securities and interest-bearing deposits             251,877    239,497     259,328     117,193    156,199
   Land acquired for development and resale                          5,925      8,858      10,405         694        838
   Deposits                                                        694,444    736,642     644,306     585,066    491,163
   Advances from Federal Home Loan Bank of Pittsburgh               79,550     37,598      37,646      24,694     23,000
   Other borrowed money                                             91,486     70,685      57,622      56,525     18,644
   Shareholders' equity                                             79,864     70,516      69,279      57,369     58,629
   Offices open                                                         24         23          22          20         16
---------------------------------------------------------------------------------------------------------------------------


SELECTED CONSOLIDATED FINANCIAL DATA
                                                                                  Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------------
                                                                     1997       1996(2)     1995        1994       1993(1)
---------------------------------------------------------------------------------------------------------------------------
Return on average assets                                             1.13%      0.46%       0.97%       1.02%      1.38%
Return on average equity                                            13.97%      5.70%      11.89%      11.57%     13.88%
Average equity to average assets                                     8.07%      8.13%       8.29%       8.80%      9.93%
Book value per share                                                $14.67     $13.33      $13.15      $11.19     $11.70
Dividends per share                                                  $0.70      $0.68       $0.62       $0.54      $0.50
Dividend payout ratio                                               36.65%     91.89%      44.93%      42.86%     39.37%
---------------------------------------------------------------------------------------------------------------------------

(1) Includes the cumulative effect on prior years of a change in accounting principle.
(2) Includes a one time FDIC special insurance assessment of $2.71 million ($1.66 million net of taxes) and restructuring charges of $2.66 million ($1.70 million net of taxes). Excluding these adjustments, return on assets, return on average equity, and average equity to average assets, would have been .85%, 10.48%, and 7.98% for the twelve months ended December 31, 1996, respectively.

OPERATING DATA
(Dollars in thousands, except per share data)

                                                                                  Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------------
                                                                     1997        1996       1995        1994        1993
---------------------------------------------------------------------------------------------------------------------------
Interest income                                                    $71,364    $65,664     $58,979     $47,068    $41,953
Interest expense                                                    34,232     33,140      30,557      21,280     18,283
---------------------------------------------------------------------------------------------------------------------------
Net interest income                                                 37,132     32,524      28,422      25,788     23,670
Provision for loan losses                                            3,438      3,837       1,129       1,594      2,160
---------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                 33,694     28,687      27,293      24,194     21,510

Fees and service charges and other income                            3,535      2,625       2,530       2,398      2,209
Gain (loss) on sale of:
   Securitization and sale of mortgages                                606         --          --          --         --
   Investment securities, net                                          135        288         448        (285)       269
   Real estate owned                                                    33         14         (44)        (17)       (26)
Mortgage banking activities                                            561        294         509          81        148
Non-interest expense                                                22,756     25,995      18,930      16,034     13,593
---------------------------------------------------------------------------------------------------------------------------
Income before income taxes and effect of cumulative
   change in accounting principle                                   15,808      5,913      11,806      10,337     10,517
Income tax expense                                                   5,289      1,896       4,337       3,625      3,939
---------------------------------------------------------------------------------------------------------------------------
Income before effect of cumulative change
   in accounting principle                                          10,519      4,017       7,469       6,712      6,578
Cumulative effect on prior years of change in tax
   accounting method                                                    --         --          --          --      1,055
---------------------------------------------------------------------------------------------------------------------------
Net income                                                         $10,519     $4,017      $7,469      $6,712     $7,633
---------------------------------------------------------------------------------------------------------------------------
Dividends declared                                                  $3,791     $2,811      $2,351      $1,949     $1,821
---------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share (1)                                       $1.91      $0.74       $1.39       $1.26      $1.27
---------------------------------------------------------------------------------------------------------------------------

(1) Earnings per share have been adjusted to reflect stock dividends.

CONSOLIDATED SUMMARY OF QUARTERLY EARNINGS

The following quarterly financial information for the years ended December 31, 1997 and 1996 is unaudited. However, in the opinion of management, all adjustments, which include only normal recurring adjustments necessary to present fairly the results of operations for the periods, are reflected in conformity with generally accepted accounting principles. Results of operations for the periods presented are not necessarily indicative of the results for the entire year or for any other interim period.

                                                     1997                                          1996
---------------------------------------------------------------------------------------------------------------------------
                                      1st       2nd         3rd        4th         1st        2nd         3rd       4th
                                    Quarter   Quarter     Quarter    Quarter     Quarter    Quarter     Quarter   Quarter
---------------------------------------------------------------------------------------------------------------------------
Interest income                   $17,129    $17,590     $18,319     $18,326    $15,345    $16,219     $16,989   $17,111
Interest expense                    8,411      8,555       8,729       8,537      7,851      8,078       8,589     8,622
---------------------------------------------------------------------------------------------------------------------------
   Net interest income              8,718      9,035       9,590       9,789      7,494      8,141       8,400     8,489
Provision for loan losses             845        873         856         864        363        472         537     2,465
---------------------------------------------------------------------------------------------------------------------------
   Net interest income after
     provision for loan losses      7,873      8,162       8,734       8,925      7,131      7,669       7,863     6,024
Non-interest income                 1,241      1,394       1,163       1,072        970        849         672       730
Non-interest expense                5,567      5,867       5,708       5,614      4,913      5,121       7,934(1)  8,027(2)
---------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes   3,547      3,689       4,189       4,383      3,188      3,397         601    (1,273)
Income taxes                        1,232      1,173       1,419       1,465      1,092      1,191         114(1)   (501)(2)
---------------------------------------------------------------------------------------------------------------------------
Net income (loss)                  $2,315     $2,516      $2,770      $2,918     $2,096     $2,206        $487     $(772)
---------------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share   $0.43      $0.46       $0.50       $0.52      $0.39      $0.41       $0.09    $(0.14)
---------------------------------------------------------------------------------------------------------------------------

(1) Includes a one-time FDIC Special Insurance Assessment of $2.71 million or $1.66 million net of taxes.

(2) Includes restructuring charges of $2.26 million or $1.70 million net of taxes.

MARKET INFORMATION

The Company's common stock is traded on the NASDAQ National Market System under the symbol "PBNK." On February 1, 1998 there were 5,444,260 shares of common stock issued and outstanding, which were held by approximately 2,600 shareholders. The following table shows the high and low closing sale prices for the common stock, as quoted on the NASDAQ National Market System, and the dividends declared per share, for the periods indicated.

                                                   Dividends
                                                   Declared
For The Quarter Ended            High       Low   (Per Share)
--------------------------------------------------------------
March 31, 1995                  $17.27    $16.14     $.15
June 30, 1995                    16.36     15.68      .15
September 30, 1995               19.09     18.18      .15
December 31, 1995                20.88     18.00      .17
--------------------------------------------------------------
March 31, 1996                  $18.25    $17.75     $.17
June 30, 1996                    18.75     18.00      .17
September 30, 1996               19.50     18.75      .17
December 31, 1996                20.50     18.75      .17
--------------------------------------------------------------
March 31, 1997                  $23.75    $19.75     $.17
June 30, 1997                    25.25     20.50      .17
September 30, 1997               27.50     23.88      .17
December 31, 1997                37.25     27.50      .19
--------------------------------------------------------------

     The listed market makers for Prime's stock are:

     Janney Montgomery Scott, Inc.
     Ryan Beck & Co., Inc.
     Legg Mason Wood Walker, Inc.
     Sandler O'Neill & Partners
     F. J. Morrissey & Co., Inc.
     Wheat First Securities Inc.

     The Board of Directors of the Company, on December 20, 1995, declared a special 10% stock dividend to shareholders which was paid on February 1, 1996 to shareholders of record on January 2, 1996. The trading information shown to the left has been adjusted to reflect this stock dividend.
     It is the Company's current policy to pay quarterly cash dividends. Future cash dividends will be subject to determination and declaration by the Board of Directors, which will take into account the Company's financial condition, results of operations, industry standards, economic conditions, and regulatory and tax considerations. Funds for the payment of the dividends by the Company are generally obtained from the Bank. The amount of dividends that may be declared or paid by the Bank are subject to certain restrictions.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(Dollars in thousands)

                                                                                                          December 31,
---------------------------------------------------------------------------------------------------------------------------
                                                                                                       1997        1996
---------------------------------------------------------------------------------------------------------------------------
Assets:
Cash and due from banks                                                                               $23,068    $29,161
Interest-bearing deposits                                                                              18,161      2,703
Federal funds sold                                                                                         --        600
---------------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents                                                                           41,229     32,464
---------------------------------------------------------------------------------------------------------------------------
Investment securities (market value of $118,848 and $110,874)                                         117,988    110,766
Investment securities available for sale, at market value                                             115,728    125,428
Loans receivable                                                                                      639,333    624,099
   Allowance for loan losses                                                                           (8,485)    (7,206)
---------------------------------------------------------------------------------------------------------------------------
   Loans receivable, net                                                                              630,848    616,893
---------------------------------------------------------------------------------------------------------------------------
Loans held for sale                                                                                     3,229         49
Accrued interest receivable                                                                             7,429      6,826
Real estate owned                                                                                         957      1,335
Land acquired for development and resale                                                                5,925      8,858
Property and equipment, net                                                                            10,023     10,291
Other assets                                                                                           20,069     13,161
---------------------------------------------------------------------------------------------------------------------------
   Total assets                                                                                      $953,425   $926,071
---------------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity:
Liabilities:
   Deposits                                                                                          $694,444   $736,642
   Repurchase agreements                                                                               91,486     51,685
   Borrowings from Federal Home Loan Bank of Pittsburgh                                                79,550     56,598
   Advance payments by borrowers for taxes and insurance                                                1,716      2,104
   Other liabilities                                                                                    6,365      8,526
---------------------------------------------------------------------------------------------------------------------------
   Total liabilities                                                                                  873,561    855,555
---------------------------------------------------------------------------------------------------------------------------

Commitments & contingencies (Note 14)
Shareholders' equity:
   Serial preferred, $1 par value; 2,000,000 shares authorized unissued                                    --         --
   Common stock, $1 par value; 13,000,000 shares authorized and 5,444,266 and 5,291,157
     shares issued and outstanding                                                                      5,444      5,291
   Additional paid-in capital                                                                          39,096     37,390
   Retained earnings                                                                                   35,884     29,156
   Valuation adjustment for debt securities, net of taxes                                                (560)    (1,321)
---------------------------------------------------------------------------------------------------------------------------
   Total shareholders' equity                                                                          79,864     70,516
---------------------------------------------------------------------------------------------------------------------------
   Total liabilities and shareholders' equity                                                        $953,425   $926,071
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands, except for share data)

                                                                      Years Ended December 31,
--------------------------------------------------------------------------------------------------
                                                                   1997        1996        1995
--------------------------------------------------------------------------------------------------
Interest income:
   Loans                                                         $55,323     $49,462     $43,050
   Investment securities                                          15,434      15,907      15,283
   Interest-bearing deposits                                         607         295         646
--------------------------------------------------------------------------------------------------
     Total interest income                                        71,364      65,664      58,979
--------------------------------------------------------------------------------------------------
Interest expense:
   Deposits                                                       26,506      26,711      25,266
   Short-term borrowings                                           7,422       5,272       3,534
   Long-term borrowings                                              304       1,157       1,757
--------------------------------------------------------------------------------------------------
     Total interest expense                                       34,232      33,140      30,557
--------------------------------------------------------------------------------------------------
     Net interest income                                          37,132      32,524      28,422
--------------------------------------------------------------------------------------------------
Provision for loan losses                                          3,438       3,837       1,129
   Net interest income after provision for loan losses            33,694      28,687      27,293
--------------------------------------------------------------------------------------------------
Non-interest income:
   Fees and service charges                                        2,433       1,864       1,820
   Gain (loss) on sale of:
     Securitization and sale of mortgages                            606          --          --
     Investment securities, net                                      135         288         448
     Real estate owned                                                33          14         (44)
   Mortgage banking activities                                       561         294         509
   Other                                                           1,102         761         710
--------------------------------------------------------------------------------------------------
     Total non-interest income                                     4,870       3,221       3,443
--------------------------------------------------------------------------------------------------
Non-interest expense:
   Salaries and employee benefits                                 11,436      10,437       9,065
   Occupancy and equipment                                         5,584       4,985       3,825
   Federal insurance premiums                                        365         753       1,008
   FDIC special insurance assessment                                  --       2,713          --
   Restructuring and other merger related expenses                    --       2,260          --
   Other                                                           5,371       4,847       5,032
--------------------------------------------------------------------------------------------------
     Total non-interest expense                                   22,756      25,995      18,930
--------------------------------------------------------------------------------------------------
   Income before income taxes                                     15,808       5,913      11,806
   Income taxes                                                    5,289       1,896       4,337
--------------------------------------------------------------------------------------------------
Net income                                                       $10,519      $4,017      $7,469
--------------------------------------------------------------------------------------------------
Earnings per share:
   Basic                                                           $1.95       $0.77       $1.43
   Diluted                                                          1.91        0.74        1.39
Weighted average number of shares outstanding:
   Basic                                                       5,401,444   5,240,682   5,220,789
   Diluted                                                     5,494,009   5,411,731   5,388,491
Dividends declared per share                                       $0.70       $0.68       $0.62
--------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in thousands)

                                                                                                     Valuation
                                                                                                     Adjustment
                                                                                                      for Debt
                                                                             Additional              Securities,
                                                                    Common     Paid-in    Retained     Net of   Shareholders'
                                                                     Stock     Capital    Earnings      Taxes      Equity
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                                       $5,270     $37,204     $22,832    $(7,084)     $58,222
Dividends declared ($.62 per common share)                             --          --      (2,351)        --       (2,351)
Valuation adjustment for debt securities, net of taxes                 --          --          --      5,939        5,939
Net income                                                             --          --       7,469         --        7,469
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                                        5,270      37,204      27,950     (1,145)      69,279
Stock options exercised                                                21         112          --         --          133
Tax benefit associated with exercise of stock options                  --          74          --         --           74
Dividends declared ($.68 per common share)                             --          --      (2,811)        --       (2,811)
Valuation adjustment for debt securities, net of taxes                 --          --          --       (176)        (176)
Net income                                                             --          --       4,017         --        4,017
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                                        5,291      37,390      29,156     (1,321)      70,516
Stock options exercised                                               153         997          --         --        1,150
Tax benefit associated with exercise of stock options                  --         709          --         --          709
Dividends declared ($.70 per common share)                             --          --      (3,791)        --       (3,791)
Valuation adjustment for debt securities, net of taxes                 --          --          --        761          761
Net income                                                             --          --      10,519         --       10,519
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                                       $5,444     $39,096     $35,884      $(560)     $79,864
---------------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)


                                                                                               Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------------
                                                                                           1997        1996         1995
---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                                             $10,519     $4,017      $7,469
   Adjustments to reconcile net income to net cash from operating activities:
   Depreciation and amortization of intangibles                                             2,462      2,443       1,887
   (Gain) loss on sale of:
     Loans held for sale                                                                     (418)       (99)        (68)
     Investment securities                                                                   (741)      (288)       (448)
     Real estate owned                                                                        (33)       (14)         44
   Provision for loan losses                                                                3,438      3,837       1,129
   (Increase) decrease in other assets and accrued interest receivable                     (7,023)    (1,565)        261
   Decrease in other liabilities                                                           (2,284)      (462)     (4,798)
---------------------------------------------------------------------------------------------------------------------------
     Net cash provided from operating activities                                            5,920      7,869       5,476
---------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Purchases of investment securities                                                     (44,682)   (35,314)    (49,549)
   Maturities of investment securities                                                     25,212     23,029      15,427
   Sales of investment securities                                                          12,285         --          --
   Purchases of investment securities available for sale                                  (54,165)   (63,087)    (84,848)
   Maturities of investment securities available for sale                                  32,882     24,333      13,630
   Sales of investment securities available for sale                                       50,104     40,443     118,343
   Loans receivable                                                                       (36,813)  (121,829)    (71,816)
   Loans held for sale:
     Originations, net of repayments                                                      (27,839)    (7,855)     (7,015)
     Sales                                                                                 22,988      9,492       9,742
   Increase in land acquired for development and resale                                    (1,831)    (1,188)       (819)
   Purchase of property and equipment                                                        (510)    (2,077)     (1,611)
   Proceeds from the sale of land acquired for development and resale                       3,443      2,735         520
   (Increase) decrease in real estate owned                                                   823         --        (225)
   Proceeds from sale of real estate owned                                                  3,299        367         914
---------------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                                                (14,804)  (130,951)    (57,307)
---------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Net change in deposits                                                                 (42,198)    92,336      59,432
   Borrowings from the FHLB of Pittsburgh                                                 557,276     46,200      79,602
   Repayments of borrowings from the FHLB of Pittsburgh                                  (534,324)   (46,248)    (66,650)
   Increase in other borrowed money                                                        39,801     13,063       2,147
   Increase (decrease) in advance payments by borrowers for taxes and insurance              (388)      (299)        102
   Net proceeds from issuance of common stock                                               1,150        133          --
   Cash dividends paid                                                                     (3,668)    (2,529)     (2,490)
---------------------------------------------------------------------------------------------------------------------------
     Net cash provided from financing activities                                           17,649    102,656      72,143
---------------------------------------------------------------------------------------------------------------------------
   Net change in cash and cash equivalents                                                  8,765    (20,426)     20,312
Cash and cash equivalents:
   Beginning of year                                                                       32,464     52,890      32,578
   End of year                                                                            $41,229    $32,464     $52,890
---------------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
   Cash paid during the year for:
     Interest                                                                             $36,011    $33,165     $29,142
     Income taxes                                                                           2,818      3,100       4,238
   Securitization of residential loans                                                     17,798      2,091          --
   Transfer of investment securities to held to maturity                                       --         --      87,035
   Transfer of investment securities to available for sale                                     --         --      38,324
   Transfer of loans receivable to loans held for sale                                         --         --       4,813
   Transfer of loans held for sale to loans receivable                                         --      3,136          --
   Transfer of loans receivable to real estate owned                                        3,711      1,269         849
   Benefit associated with the exercise of stock options                                      709         74          --
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

[Photo]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

1. SUMtMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following is a description of the significant accounting policies of Prime Bancorp, Inc. and subsidiaries (the "Company"). The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP"), which have been applied on a consistent basis.

BUSINESS
The Company's principal subsidiary is Prime Bank (the "Bank") whose principal business consists of attracting deposits and obtaining borrowings, then converting those deposits and borrowings into various types of loans and investments. These operations are conducted through a branch network in Southeastern Pennsylvania. The Bank is subject to competition from other financial institutions and is also subject to the regulations of certain government agencies and undergoes periodic examinations by those regulatory authorities.
     Prime Bank, a savings bank, merged with First Sterling Bank, a commercial bank, on October 1, 1997. The Bank operates under the name Prime Bank and functions as a commercial bank whose deposits are insured by the Bank Insurance Fund ("BIF") administered by the Federal Deposit Insurance Corporation ("FDIC").
     Prior to this, on March 19, 1996 Prime Bank, a federal savings bank, converted into a Pennsylvania chartered stock savings bank with the legal name, "Prime Bank, a savings bank." After the conversion, the Bank continued to do business under the name "Prime Bank" and the Bank's deposits continued to be insured by the Savings Association Insurance Fund ("SAIF") administered by the FDIC.

BASIS OF FINANCIAL STATEMENT PRESENTATION
The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain amounts in prior years have been reclassified for comparative purposes.
     In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

INVESTMENT SECURITIES
Securities classified as held-to-maturity are those securities in which the Company has the ability and intent to hold the securities until maturity and are recorded at cost, adjusted for the amortization of premiums and discounts. All other securities not included in held-to-maturity are classified as available-for-sale and are recorded at fair value.
     Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of shareholders' equity until realized.
     Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

REAL ESTATE OWNED
Real estate acquired in partial or full satisfaction of loans are classified as Real Estate Owned ("REO"). Prior to transferring a real estate loan to REO, it is written down to the lower of cost or fair value less costs to sell. This write-down is charged to the allowance for loan losses. Subsequently, REO is carried at the lower of fair value less estimated costs to sell or carrying value.

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

LOANS RECEIVABLE
Interest income is recognized on the accrual basis. Generally, loans are placed on non-accrual status when the loan becomes past due by 90 days or more as to principal or interest. After a loan is placed on non-accrual status, any interest previously accrued but not yet collected is reversed against current interest income. A loan is returned to accrual status only when the borrower has brought principal and interest current and full collectibility is reasonably assured.
     Fees earned for servicing loans for others are reported as income when the related loan payments are collected. Loan servicing costs are charged to expense as incurred. If the Bank sells loans and continues to service these loans for the investor, the computation of the gain or loss is adjusted to allow for a normal servicing fee over the estimated remaining maturities of the loans sold. Normal servicing fees are based on the minimum servicing rates of the relevant federally-sponsored market makers or comparable rates for transactions with other investors. The resulting deferral is amortized as an adjustment of servicing fee income over a period generally not in excess of seven years.

LOAN IMPAIRMENT
Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. All payments received are applied to the principal balance.

ALLOWANCE FOR LOAN LOSSES
The allowance for loan losses is based on a periodic evaluation of the loan portfolio and is maintained at a level that management considers adequate to absorb estimated potential losses. Management considers a variety of factors, and recognizes the inherent risk of loss that always exists in the lending process. Management uses a disciplined methodology to estimate the appropriate level of allowance for loan losses. This methodology includes an evaluation of loss potential from individual problem credits, as well as anticipated specific and general economic factors that may adversely affect collectibility.
     Management's determination of the adequacy of the allowance is based on periodic evaluations of the credit portfolio. This evaluation is inherently subjective as it requires material estimates, including, among others, the amounts and timing of expected future cash flows on impaired loans, estimated losses on consumer loans and residential mortgages, and general amounts for historical loss experience, economic conditions, uncertainties in estimating losses and inherent risks in the various credit portfolios, all of which may be susceptible to significant change. Pursuant to Statement of Financial Accounting Standard ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," as amended, impaired loans, consisting of nonaccrual and restructured commercial and commercial real estate loans, are considered in the methodology for determining the allowance for credit losses. Impaired loans are generally evaluated based on the present value of expected future cash flows or the fair value of the underlying collateral if principal repayment is expected to come from the sale or operation of such collateral.

LOANS HELD FOR SALE
As part of its mortgage banking activities, the Bank sometimes originates and subsequently sells single family residential mortgage loans which meet the underwriting and securitization characteristics of certain market makers. Loans originated for sale are recorded as loans held for sale and are valued at the lower of aggregate cost or market.

GOODWILL AND OTHER
INTANGIBLE ASSETS
Goodwill is amortized on a straight-line basis over periods ranging from 10 to 15 years. Other intangible assets are amortized using accelerated and straight-line methods over their respective estimated useful lives. On a periodic basis, management reviews goodwill and other intangible assets and evaluates events or changes in circumstances that may indicate impairment in the carrying amount of these assets. In these instances, the Company measures impairment on a discounted future cash flow basis.

OFF BALANCE SHEET FINANCIAL INSTRUMENTS (DERIVATIVE CONTRACTS)
The Company uses off-balance sheet financial derivatives as part of the overall asset/liability management process. Substantially all of these instruments are used to manage risk related to changes in interest rates. Financial derivatives primarily consist of interest rate swaps.
     Interest rate swaps are agreements with a counterparty to exchange periodic interest payments calculated on a notional principal amount. Purchased interest rate caps and floors are agreements where, for a fee, the counterparty agrees to pay the Company the amount, if any, by which a specified market interest rate is higher or lower than a rate specified in the contract and applied to a notional amount.
     Interest rate swaps, caps and floors that modify the interest rate characteristics (such as from fixed to variable, variable to fixed, or one variable index to another) of designated interest-bearing assets or liabilities are accounted for under the accrual method. Under this method, the net amount payable or receivable from the derivative contract is accrued as an adjustment to interest income or expense of the designated instrument. Premiums on contracts are deferred and amortized over the life of the agreement as an adjustment to interest income or interest expense of the designated instruments. Unamortized premiums are included in other assets.
     Changes in fair value of financial derivatives accounted for under the accrual method are not reflected in the financial results. Realized gains and losses, except losses on terminated interest rate caps and floors, are deferred as an adjustment to the carrying amount of the designated instruments and amortized over the shorter of the remaining original life of the agreements or the designated instruments.

MORTGAGE SERVICING RIGHTS
The Company recognizes as separate assets, the right to service mortgage loans based on the fair value of those rights. The carrying value of capitalized Mortgage Servicing Rights (MSRs) at December 31, 1997 was $730 thousand which approximated fair value. Fair value was determined by calculating the discounted present value of estimated expected net future cash flows, considering estimated prepayments and defaults, projected interest rates and other factors. For purposes of evaluating and measuring impairment, capitalized MSRs are aggregated into groups having homogeneous risk characteristics, based on the attributes of the underlying loans, and are separately valued, using appropriate assumptions for each risk group. No valuation allowance was required for capitalized MSRs at December 31, 1997. The MSRs are amortized on an accelerated method over a period generally not in excess of seven years.

IMPAIRMENT OF LONG-LIVED
ASSETS AND LONG-LIVED ASSETS
TO BE DISPOSED OF
Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 125 was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and was applied prospectively. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Adoption of SFAS No. 125 did not have a material impact on the Company's financial position, results of operations, or liquidity.

INCOME TAXES
The Company and its wholly owned subsidiaries file a consolidated federal income tax return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

CAPITAL
The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized."
     To be considered "well capitalized," a bank must generally have a leverage ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. A bank holding company must generally have a primary capital ratio of at least 5.5% and a total capital ratio of at least 6.0% to be deemed adequately capitalized. The regulatory capital ratios of the Company and Prime Bank exceed those requirements.

BANK REGULATORY CAPITAL SCHEDULE
                                                     Capital
                                    Actual         Requirements
                               Amount   Ratio    Amount   Ratio
-----------------------------------------------------------------
Tier 1 capital
   (to risk-weighted assets)  $66,129   10.20%   $25,943  4.00%
-----------------------------------------------------------------
Total capital
   (to risk-weighted assets)   74,241   11.45%    51,885  8.00%
-----------------------------------------------------------------
Total leverage
   (to total assets)           66,129    7.32%    36,151  4.00%
-----------------------------------------------------------------

EARNINGS PER SHARE
In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS 128, Earnings Per Share. SFAS 128, which superseded APB Opinion No. 15 ("APB 15"), Earnings Per Share, specifies the computation, presentation, and disclosure requirements for earnings per share ("EPS") for entities with publicly held common stock. It replaced the presentation of primary EPS with basic EPS which, unlike primary EPS, excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed similarly to fully diluted EPS under APB 15. The Company adopted SFAS 128 as of December 31, 1997. All prior period EPS amounts have been restated to reflect the provisions of this statement.


                                                                 1997         1996        1995
---------------------------------------------------------------------------------------------------
Basic
   Numerator
     Net income available to
       common shareholders                                    $   10,519   $    4,017   $    7,469
   Demoninator
     Weighted average shares
       outstanding                                             5,401,444    5,240,682    5,220,789
---------------------------------------------------------------------------------------------------
Basic EPS                                                     $     1.95   $     0.77   $     1.43
---------------------------------------------------------------------------------------------------

Diluted
   Numerator
     Net income available to
       common shareholders                                    $   10,519   $    4,017   $    7,469
   Demoninator
     Weighted average shares
       outstanding                                             5,401,444    5,240,682    5,220,789
     Plus: dilutive stock options                                 92,565      171,049      167,702
---------------------------------------------------------------------------------------------------
                                                               5,494,009    5,411,731    5,388,491
---------------------------------------------------------------------------------------------------
Diluted EPS                                                   $     1.91   $     0.74   $     1.39
---------------------------------------------------------------------------------------------------

ACCOUNTING STANDARDS
In June 1997, FASB issued SFAS 130, Reporting Comprehensive Income. SFAS 130 establishes standards for reporting and presentation of comprehensive income and its components in financial statements. The statement is effective for fiscal years beginning after December 15, 1997. Management does not expect SFAS 130 to have a material effect on the financial statements of the Company.
     In June 1997, FASB issued SFAS 131, Financial Reporting for Segments of a Business Enterprise. SFAS 131 establishes standards for the reporting, disclosure and presentation of the Company's operating segments, products and services, geographic areas, and major customers. SFAS 131 supersedes FASB Statement No. 14, Financial Reporting for Segments of a Business Enterprise but retains the requirement to report information about major customers. It amends FASB Statement No. 94, Consolidation of All Majority-Owned Subsidiaries, to remove the special disclosure requirements for previously unconsolidated subsidiaries. This statement is effective for fiscal years beginning after December 15, 1997. Management does not expect SFAS 131 to have a material effect on the financial statements of the Company.

STOCK OPTION PLAN
The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. On January 1, 1996, the Company adopted SFAS 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS 123 also allows entities to provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS 123.

2. ACQUISITION
On December 31, 1996, the Company acquired First Sterling Bancorp, Inc. ("FSB") in a transaction structured as a pooling of interests. Each outstanding share of common stock of FSB was exchanged for one share of the Company. This resulted in the issuance of approximately 1.66 million shares of Company stock. In connection with the First Sterling Bancorp, Inc. merger and as required by the Convertible Subordinated Debentures agreement, at December 31, 1996 the Company also converted the $1.05 million principal amount of debentures issued in 1990 and 1991 by First Sterling Bancorp, Inc. to 110,510 shares of Prime stock. The transaction was tax-free to the shareholders for federal income tax purposes.
     The results of operations previously reported by the separate enterprises and the combined amounts presented in the accompanying consolidated financial statements are summarized below.

                                    Years Ended December 31,
--------------------------------------------------------------
                                     1996             1995
--------------------------------------------------------------
Net interest income:
   Prime Bancorp                   $23,808          $20,970
   First Sterling                    8,716            7,452
--------------------------------------------------------------
   Combined                        $32,524          $28,422
--------------------------------------------------------------
Net income:
   Prime Bancorp                    $3,265           $5,853
   First Sterling                      752            1,616
--------------------------------------------------------------
   Combined                         $4,017           $7,469
--------------------------------------------------------------
Total assets:
   Prime Bancorp                  $691,422         $607,975
   First Sterling                  234,649          211,986
--------------------------------------------------------------
   Combined                       $926,071         $819,961
--------------------------------------------------------------
Total deposits:
   Prime Bancorp                  $554,237         $476,539
   First Sterling                  182,405          167,767
--------------------------------------------------------------
   Combined                       $736,642         $644,306
--------------------------------------------------------------
Total shareholders' equity:
   Prime Bancorp                   $57,037          $56,247
   First Sterling                   13,479           13,032
--------------------------------------------------------------
   Combined                        $70,516          $69,279
--------------------------------------------------------------

3. STOCK OPTION PLAN
The Company's Incentive Stock Option Plan provides for the grant of stock options to directors and certain employees of the Company or its subsidiaries. The option plan is administered by a compensation committee of the board of directors of the Company. The exercise price under the option plan must be at least equal to the fair market value of the shares on the date of grant, and no option may be exercisable after the expiration of ten years from the date it is granted.
     The following table presents stock options outstanding related to the plan:

                                         Weighted-
                                          Average
                             Exercise    Exercise
                               Price       Price     Shares
---------------------------------------------------------------
January 1, 1995             4.32-14.77      8.27    233,703
   Granted                       17.95     17.95     93,500
   Options Exercised              4.32      4.32       (110)
December 31, 1995           4.32-17.95     11.04    327,093
   Granted                 17.27-20.50     18.01    161,500
   Options Exercised        4.32-14.77      6.39    (20,791)
December 31, 1996           4.32-18.38     13.13    467,802
   Granted                 29.63-37.25     35.22     49,500
   Options Exercised        4.32-17.95      7.51   (153,109)
December 31, 1997           4.32-37.25     19.08    364,193

---------------------------------------------------------------

     At December 31, 1997, there were additional shares available for grant under the Plan. The weighted-average fair value of stock options granted during 1997, 1996, and 1995 was $520,000, $872,100, and $556,000 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1997 - expected dividend yield 2.2%, risk-free interest rate of 5.46%, expected volatility of stock over the expected life of the options of 25.2%, and an expected life of five years; 1996 - expected dividend yield 3.3%, risk-free interest rate of 5.8%, expected volatility of stock over the expected life of the options of 13.8%, and an expected life of five years; 1995 - expected dividend yield 3.4%, risk-free interest rate of 5.5%, expected volatility of stock over the expected life of the options of 31.2%, and an expected life of five years.
     The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below.

                                     1997    1996     1995

--------------------------------------------------------------
Net income      As reported       $10,519   $4,017   $7,469
                Pro forma          10,181    3,323    6,913

Diluted earnings
   per share    As reported         $1.91    $0.74    $1.39
                Pro forma            1.85     0.61     1.28

--------------------------------------------------------------

     Pro forma net income reflects only options granted in 1997, 1996, and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected over the options' vesting period of two years and compensation cost for options granted prior to January 1, 1995 is not considered.

4. INVESTMENT SECURITIES
Investment securities at December 31, 1997 and 1996 were comprised of the following:

                                                      1997                                        1996
---------------------------------------------------------------------------------------------------------------------------
                                                Gross       Gross                            Gross       Gross
                                  Amortized  Unrealized  Unrealized   Fair     Amortized  Unrealized  Unrealized  Fair
                                    Cost        Gains      Losses     Value      Cost        Gains      Losses   Value
---------------------------------------------------------------------------------------------------------------------------
Held to Maturity
---------------------------------------------------------------------------------------------------------------------------
State and municipal                $6,735       $267          $--     $7,002     $6,739       $63         $(31)   $6,771
Mortgage backed securities        106,563        726        (133)    107,156     97,778       478         (402)   97,854
---------------------------------------------------------------------------------------------------------------------------
Total debt securities             113,298        993        (133)    114,158    104,517       541         (433)  104,625
Other securities                    4,690         --          --       4,690      6,249        --           --     6,249
---------------------------------------------------------------------------------------------------------------------------
                                 $117,988       $993       $(133)   $118,848   $110,766      $541        $(433) $110,874
---------------------------------------------------------------------------------------------------------------------------
Available for Sale
---------------------------------------------------------------------------------------------------------------------------
U.S. Govt & U.S. Govt agency      $64,483       $129        $(39)    $64,573    $62,037      $235        $(244)  $62,028
Mortgage-backed securities         51,544        135        (824)     50,855     53,269       182       (1,360)   52,091
---------------------------------------------------------------------------------------------------------------------------
Total debt securities             116,027        264        (863)    115,428    115,306       417       (1,604)  114,119
Other securities                      300         --          --         300     11,340        --          (31)   11,309
---------------------------------------------------------------------------------------------------------------------------
                                 $116,327       $264       $(863)   $115,728   $126,646      $417      $(1,635) $125,428
---------------------------------------------------------------------------------------------------------------------------

     Gross gains of $294,000, $296,000, and $851,000 and gross losses of $159,000, $8,000, and $403,000 were realized on sales of investment securities available for sale for the years ended December 31, 1997, 1996, and 1995, respectively.
     During 1997, the Company sold $12.3 million of investment securities held to maturity which failed the Federal Financial Institutions Executive Council sensitivity test and became classified as high risk. The net gain on these sales was $48,000.
     The amortized cost and estimated market value of investment securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                   Within       1 to        5 to      After 10
                                                                   1 Year      5 Years    10 Years      Years       Total
---------------------------------------------------------------------------------------------------------------------------
Held to Maturity
---------------------------------------------------------------------------------------------------------------------------
State and municipal                                                   $--          $--    $ 6,735         $--    $  6,735
Mortgage-backed securities                                             94        2,560      9,166      94,743     106,563
---------------------------------------------------------------------------------------------------------------------------
Total debt securities                                                  94        2,560     15,901      94,743     113,298
---------------------------------------------------------------------------------------------------------------------------
Fair value                                                            $94       $2,567    $16,222     $95,275    $114,158
Weighted-average yield                                               9.00%        6.01%      5.95%       6.71%       6.68%
---------------------------------------------------------------------------------------------------------------------------
Available for Sale
---------------------------------------------------------------------------------------------------------------------------
U.S. Govt & U.S. Govt agency                                      $17,992      $35,489    $11,002         $--    $ 64,483
Mortgage-backed securities                                             --        1,468        571      49,505      51,544
---------------------------------------------------------------------------------------------------------------------------
Total debt securities                                              17,992       36,957     11,573      49,505     116,027
---------------------------------------------------------------------------------------------------------------------------
Fair value                                                        $18,029      $37,011    $11,577     $48,811    $115,428
Weighted-average yield                                               5.81%        6.07%      7.23%       6.73%       6.43%
--------------------------------------------------------------------------------------------------------------------------



5. LOANS RECEIVABLE
Loans receivable at December 31, 1997 and 1996 were comprised of the following:

                                            1997     1996
--------------------------------------------------------------
First mortgage loans:
   Residential:
     One to four units                    $181,375   $235,023
     Over four units                           932     10,783
   Commercial real estate loans            211,395    165,439
--------------------------------------------------------------
   Total first mortgage loans              393,702    411,245
--------------------------------------------------------------
Other loans:
   Commercial                              139,989    110,840
   Consumer                                105,870    102,341
--------------------------------------------------------------
     Total other loans                     245,859    213,181
--------------------------------------------------------------
     Total loans                           639,561    624,426
--------------------------------------------------------------
Deferred loan fees                            (228)      (327)
Allowance for possible loan losses          (8,485)    (7,206)
--------------------------------------------------------------
Total loans receivable, net               $630,848   $616,893
--------------------------------------------------------------

     As of December 31, 1997, 1996, and 1995, the Bank had impaired loans (non-performing loans) totaling approximately $3,003,000, $7,084,000, and $4,838,000, all of which had a related allowance for impairment. The allowance for loan losses on impaired loans totaled $593,000, $707,000, and $345,000 for those years. The average balance of impaired loans was approximately $5,043,000 for 1997, $6,072,000 for 1996 and $5,903,000 for 1995. Interest income not accrued for impaired loans for the years ended December 31, 1997, 1996, and 1995 was approximately $292,000, $414,000, and $366,000, respectively.

     Substantially all of the Company's loan portfolio is to borrowers located in southeastern Pennsylvania.
     In addition, the Company took a deed in lieu of foreclosure of a condominium project in 1995. The balance of the condominium project as of December 31, 1997 and 1996 was $5.9 million and $8.9 million. Such amounts are classified as land acquired for development and resale.
     The following is a summary of the activity in the allowance for loan losses for the years ended December 31, 1997, 1996, and 1995:

                                     1997     1996    1995
------------------------------------------------------------
Balance at beginning of period     $7,206   $6,082   $6,067
Provision for loan losses           3,438    3,837    1,129
Recoveries                            498      190      338
Losses charged against allowance   (2,657)  (2,903)  (1,452)
------------------------------------------------------------
Balance at end of period           $8,485   $7,206   $6,082

------------------------------------------------------------
     The following is an analysis of loans to directors and officers for the year ended December 31:

                                                       1997
------------------------------------------------------------
Balance at beginning of period                       $6,801
Additions                                             2,182
Repayments                                            5,625
------------------------------------------------------------
Balance at end of period                             $3,358
------------------------------------------------------------
     The loans to directors and officers are based upon substantially the same underwriting criteria as those generally used by the Bank and do not involve more than the normal risk of collectibility or present other unfavorable features.

     At December 31, 1997, 1996, and 1995, the Bank was servicing loans for others in the amount of $68,228,000, $34,755,000 and $22,775,000 respectively.
Loan servicing income for those years was $170,000, $87,000, and $57,000, respectively.

6. PROPERTY AND EQUIPMENT
Property and equipment, less accumulated depreciation and amortization, are summarized by major classification at December 31, 1997 and 1996 as follows:

                                    1997              1996
------------------------------------------------------------
Land                                 $596              $596
Buildings                           7,333             7,194
Furniture and equipment            11,229             9,489
Leasehold improvements              1,751             1,716
------------------------------------------------------------
                                   20,909            18,995
Less accumulated depreciation
   and amortization               (10,886)           (8,704)
------------------------------------------------------------
                                  $10,023           $10,291
------------------------------------------------------------

     Depreciation expense for the years ended December 31, 1997, 1996, and 1995 was $2,182,000, $1,708,000, and $1,515,000, respectively.

7. DEPOSITS
Deposits at December 31, 1997 and 1996 consisted of the following:


                                                          1997                                          1996
------------------------------------------------------------------------------------------------------------------------
                                              Interest                % of                 Interest                % of
                                                Rate      Amount      Total                  Rate      Amount      Total
------------------------------------------------------------------------------------------------------------------------
NOW accounts                                   0.57%     $43,988       6.33%                 1.91%     $44,444     6.03%
Money market deposit accounts                  3.46%     130,959      18.86%                 3.30%     130,028    17.65%
Passbook/statement                             1.83%      64,297       9.26%                 2.05%      63,022     8.56%
Commercial checking accounts                      --     115,733      16.67%                    --      94,767    12.86%
------------------------------------------------------------------------------------------------------------------------
                                                         354,977      51.12%                           332,261    45.10%
------------------------------------------------------------------------------------------------------------------------
IRA accounts                                   5.60%      58,537       8.43%                 5.79%      61,940     8.41%
14 to 31 day certificates                      4.31%         612       0.09%                 4.88%         227     0.03%
91 day certificate                             4.36%       5,489       0.79%                 4.96%       7,787     1.06%
Certificates with a $100,000 minimum
   balance, 1 to 57 month maturities           5.41%      47,578       6.85%                 5.44%      54,074     7.34%
6 month certificates                           4.52%      16,890       2.43%                 4.48%      74,395    10.10%
8 month certificates                           5.19%      15,983       2.30%                    --          --        --
9 month certificates                           4.49%      24,377       3.51%                 4.87%      45,358     6.16%
18 month certificates                          5.33%      13,210       1.90%                 5.13%       9,488     1.29%
12 to 24 month certificates                    5.41%      70,929      10.21%                 5.01%      45,701     6.20%
30 to 60 month certificates                    5.77%      47,889       6.90%                 5.63%      81,683    11.09%
72 to 120 month certificates                   6.28%      17,655       2.54%                 5.95%      12,036     1.63%
180 month certificates callable in 2 years     7.26%      20,318       2.93%                 7.30%      11,692     1.59%
------------------------------------------------------------------------------------------------------------------------
                                                         339,467      48.88%                           404,381    54.90%
------------------------------------------------------------------------------------------------------------------------
                                                        $694,444     100.00%                          $736,642   100.00%
------------------------------------------------------------------------------------------------------------------------

     A summary of certificates by maturity at December 31, 1997 follows:

      Years Ending
      December 31,                  Amount       % of Total
-----------------------------------------------------------
         1998                     $224,914          66.25%
         1999                       41,272          12.16%
         2000                       25,643           7.55%
         2001                       12,282           3.62%
      Thereafter                    35,356          10.42%
-----------------------------------------------------------
                                  $339,467         100.00%
-----------------------------------------------------------

8. BORROWINGS FROM FEDERAL HOME LOAN BANK OF PITTSBURGH
Under terms of its collateral agreement, the Bank is required to maintain otherwise unencumbered qualifying assets in an amount of at least as much as advances from the Federal Home Loan Bank of Pittsburgh. The advances had maturities and weighted interest rates as follows at December 31, 1997 and 1996:

                                               December 31,
-------------------------------------------------------------------------
                                      1997                    1996
-------------------------------------------------------------------------
                                          Weighted               Weighted
                                          Interest               Interest
Maturing Period               Amount        Rate      Amount       Rate
-------------------------------------------------------------------------
1997                              $--         --     $34,048      5.82%
1998                           7,048       6.03%       7,048      6.04%
1999                             502       5.70%         502      5.70%
2000                              --          --      15,000      4.97%
2002                          72,000       5.50%          --         --
-------------------------------------------------------------------------
                             $79,550       5.55%     $56,598      5.62%
-------------------------------------------------------------------------

9. OTHER BORROWED MONEY
Other borrowed money at December 31, 1997, 1996, and 1995 was comprised of the following:

                                                                                            1997        1996        1995
---------------------------------------------------------------------------------------------------------------------------
Securities sold under agreements to repurchase with a weighted average interest rate
   of 5.22% in 1997, 4.78% in 1996, and 5.60% in 1995                                     $91,486     $51,685    $37,622
---------------------------------------------------------------------------------------------------------------------------

     The Bank has entered into repurchase agreements with its customers and with other third parties which are collateralized by securities with a carrying value, including accrued interest of $94,708,000, $53,450,000, and $49,176,000 at December 31, 1997, 1996, and 1995, respectively. The market value of the underlying collateral for those years was $94,397,000, $53,688,000, and $47,456,000. The maximum balance of repurchase agreements outstanding at any month end during those years was $101,473,000, $124,981,000, and $59,524,000 and the average balance outstanding was $77,369,000, $59,158,000, and $51,959,000, respectively.

10. EMPLOYEE BENEFIT PLANS
The Bank has a defined contribution plan pursuant to the provision of 401(k) of the Internal Revenue Code. The plan covers all employees who meet the age and service requirements. Prime Bank's plan provides for elective employee contributions up to 15% of compensation and a 66 2/3% matching Company contribution limited to 6%. The Bank contributed $199,000, $176,000, and $241,000 to this plan during the years ended December 1997, 1996, and 1995, respectively. The Company also has a profit sharing plan. Under this feature, all eligible employees share in the Company's profit sharing contributions. The contributions for 1997, 1996, and 1995 were $360,000, $135,000, $134,000, respectively. 1997 was the first year that the former First Sterling employees were included in this plan.
     The Company does not provide post-retirement benefits nor post-employment benefits to its employees.

11. INCOME TAXES
The provision (benefit) for income taxes for the years ended December 31, 1997, 1996, and 1995 consisted of the following:

                                     1997     1996     1995
-----------------------------------------------------------
Current:
   State                           $3  43   $  297   $  543
   Federal                          4,748    1,890    3,720
-----------------------------------------------------------
                                    5,091    2,187    4,263
Deferred:
   Federal                            198     (291)      74
-----------------------------------------------------------
                                   $5,289   $1,896   $4,337
-----------------------------------------------------------

     The provision for income taxes for the years ended
December 31, 1997, 1996, and 1995 differed from the statutory rate due to the following:

                                     1997     1996    1995
-----------------------------------------------------------
Pretax income                     $15,808   $5,913  $11,806
-----------------------------------------------------------
Tax at statutory rate               5,533    2,010    4,014
Tax exempt interest                  (160)    (127)    (119)
State taxes, net of federal
   benefit and other                  223      196      358
Merger costs                           --      222       --
Income tax credits                   (238)    (370)     (15)
Other, net                            (69)     (35)      99
-----------------------------------------------------------
                                   $5,289   $1,896   $4,337
-----------------------------------------------------------

     Deferred income taxes result from temporary differences in recording certain revenues and expenses for financial reporting purposes. The deferred tax assets at December 31, 1997, 1996, and 1995 consisted of the following debits and (credits):

                                                1997     1996     1995
-----------------------------------------------------------------------
Deferred tax assets
   Provision for loan losses                   $2,870   $2,351   $1,882
   Deferred loan fees                             177      170      427
   Deferred compensation                           54      537      514
   Valuation adjustment for debt securities       314      811      649
   Other, net                                     283      298      455
-----------------------------------------------------------------------
Gross deferred tax assets                       3,698    4,167    3,927
-----------------------------------------------------------------------
Deferred tax liabilities
   Loss on sale of loans                           --       16       23
   Deferred loan costs                            467      377      268
   FDIC insurance premium                          57       50       --
   Depreciation                                    32       98      291
   Mortgage servicing rights                      234       47       --
   Other                                           56       32       31
-----------------------------------------------------------------------
Gross deferred tax liabilities                    846      620      613
-----------------------------------------------------------------------
Net deferred tax assets                        $2,852   $3,547   $3,314
-----------------------------------------------------------------------

     Included in the table above is the effect of certain temporary differences for which no deferred tax expense or benefit was recognized. Such items consisted primarily of unrealized gains and losses on certain investments in debt and equity securities accounted for under SFAS 115.
     The realizability of deferred tax assets is dependent upon a variety of factors, including the generation of future taxable income, the existence of taxes paid and recoverable, the reversal of deferred tax liabilities and tax planning strategies. Based upon these and other factors, management believes it is more likely than not that the Company will realize the benefits of these deferred tax assets.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company is required to disclose information about the fair value of financial instruments. The limitations on the making of estimates of fair value are: estimates are made at a specific point in time, based upon, where available, relevant market prices and information about the financial instruments. For a substantial portion of the Company's financial instruments, no quoted market exists. Therefore, estimates of "fair value" are based on a number of subjective assumptions. Such assumptions include perceived risks associated with these financial instruments, market rates of discount, and expected durations. Given the uncertainties associated with these estimates, the reported "fair values" represent estimates only and, therefore, cannot be compared to the historical accounting model. Use of different assumptions would likely result in different "fair value" estimates.
     Under SFAS 107, the fair value of deposit accounts with no stated maturity is equal to their carrying amount. This approach excludes significant benefits that result from the low-cost funding provided by such deposits.
     The following methods and assumptions were used to estimate the fair value of each major classification of financial instruments at December 31, 1997:

     Cash and Short-Term Investments, Accrued Interest Receivable and Accrued Interest Payable: Current carrying amounts approximate estimated fair value.

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

     The Company enters into derivative instruments primarily to hedge the interest rate risk associated with various assets and liabilities. Such hedge instruments generally take the form of interest rate swaps. In part through the use of these instruments, the Company strives to be essentially insensitive to changes in interest rates within reasonable ranges (i.e., plus or minus 200 basis points). Such instruments are subject to the same type of credit and market risk as other financial instruments, and are monitored and controlled in accordance with the Company's credit and risk management policies.

ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS
(Dollars in millions)

                                                                                       December 31,
-------------------------------------------------------------------------------------------------------------------------
                                                                              1997                           1996
-------------------------------------------------------------------------------------------------------------------------
                                                                  Carrying           Fair          Carrying         Fair
                                                                   Amount            Value          Amount          Value
-------------------------------------------------------------------------------------------------------------------------

Financial Assets:
   Cash                                                             $41.2            $41.2           $32.5         $32.5
   Investments                                                      233.7            234.6           236.3         236.2
   Net loans (A)                                                    634.1            639.1           616.9         618.9
   Accrued interest receivable                                        7.4              7.4             6.8           6.8
Financial Liabilities:
   Deposits with no stated maturity                                 355.0            355.0           332.2         332.2
   Time deposits                                                    339.5            340.8           404.4         401.8
   Other borrowed funds and FHLB borrowings                         171.0            171.4           108.3         108.3
   Accrued interest payable                                           1.8              1.8             3.6           3.6
-------------------------------------------------------------------------------------------------------------------------
(A) The carrying amount of net loans includes loans receivable, net and loans held for sale.

                                                                                       December 31,
-------------------------------------------------------------------------------------------------------------------------
                                                                              1997                           1996
-------------------------------------------------------------------------------------------------------------------------
                                                                  Contract or     Net Amount     Contract or    Net Amount
                                                                   Notional        Payable         Notional       Payable
                                                                    Amount       (Receivable)       Amount     (Receivable)
-------------------------------------------------------------------------------------------------------------------------
Off-balance sheet financial instruments:
   Commitments to extend credit                                     $51.0            $0.4            $35.9         $0.3
   Standby letters of credit                                          3.0              --              1.8           --
   Commercial loan commitments                                       17.9             0.3             34.5          0.5
   Loan commitments                                                   2.9              --             12.3           --
   Loans in process for construction loans                           63.6              --             42.1           --
   Interest rate swaps (see Note 13)                                 30.0            (0.6)            20.0         (0.1)
---------------------------------------------------------------------------------------------------------------------------

13. OFF-BALANCE SHEET
FINANCIAL INSTRUMENTS
In addition to the financial assets and liabilities discussed above, Prime's financial instruments include off-balance sheet items used to manage risks associated with changes in interest rates from on-balance sheet assets and liabilities. These contracts are financial derivatives and, in Prime's case, include interest rate swaps and a variation referred to as a swaption involving a future change in the swap contract in the event of a specified change in a rate component. The table below presents the Company's outstanding derivative contracts as of December 31, 1997.

DERIVATIVE CONTRACTS AS OF DECEMBER 31, 1997

                                                                                                                   Next
                                   Notional   Stated     Optional     Receive      Pay                 Market    Repricing
Type                                Amount   Maturity    Call Date     Rate       Rate      Spread      Value      Date
---------------------------------------------------------------------------------------------------------------------------
Swap                               $5,000     5/6/00          --       7.01%      6.00%      1.01%      $121      1/6/98
Swaption                            5,000    7/30/07     7/29/99       7.21%      5.97%      1.24%        18     1/29/98
Swaption                            5,000   10/31/11    10/29/98       8.06%      5.96%      2.10%        58     1/29/98
Swaption                            5,000   11/21/11    11/19/98       7.63%      5.96%      1.67%        17     1/20/98
Swaption                            5,000   12/16/11    12/16/98       7.77%      5.96%      1.81%        39     1/16/98
Swaption                            5,000    2/27/12     2/25/99       7.51%      5.96%      1.55%         5     1/26/98
---------------------------------------------------------------------------------------------------------------------------
                                  $30,000                                                               $258
---------------------------------------------------------------------------------------------------------------------------

     Pay rate rates are based on three month Libor and will be reset on the repricing dates noted above. Optional call dates are at the discretion of the counterparty to the contract and are likely to be called if general market rates remain at current levels or decline further.

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

                                          December 31,
-----------------------------------------------------------
                                     1997              1996
-----------------------------------------------------------
Residential mortgage commitments    2,945            12,278
Commercial loan commitments        17,939            34,496
Standby letters of credit           2,955             1,810
Commitments to extend credit       51,023            35,897
Commitments to sell
   residential loans                3,229                49
Construction loans in process      63,590            42,104
-----------------------------------------------------------

     The Bank is required to maintain certain average reserve balances as established by the Federal Reserve Bank Board. The amounts of these reserve balances for the reserve computation periods which included December 1997 and 1996 were $7,820,000, and $5,890,000, respectively.
     Payment of dividends is generally subject to receipt of sufficient dividends from the Bank and other non-bank subsidiaries of the Company. Dividend payments by the Bank are subject to limitations imposed by federal and state laws. Applicable minimum capital and "prompt corrective action" standards further limit the ability of a bank to pay dividends. Dividends can also be prohibited under certain circumstances if it is deemed an unsafe or unsound practice or would leave a bank in an unsafe or unsound condition. Federal banking regulators have formal and informal policies which provide that insured bank and bank holding companies should generally pay dividends only out of current operating earnings, with some exceptions.
     In connection with the operation of certain branch offices, the Bank has entered into operating leases for periods ranging from one to ten years. Total rental expense for the years ended December 31, 1997, 1996, and 1995 was $1,342,000, $1,246,000, and $753,000, respectively. Future minimum lease payments under such operating leases are $1,029,000, $1,029,000, $1,027,000, $921,000, and $788,000 for the years ended December 31, 1998 through 2002, respectively.

15. PARENT COMPANY FINANCIAL INFORMATION
Presented below are the parent company only financial statements as of December 31, 1997, and 1996:

PRIME BANCORP, INC.
(Parent company only)

STATEMENTS OF FINANCIAL CONDITION

                                        December 31,
---------------------------------------------------------
                                  1997              1996
---------------------------------------------------------
Assets:
   Cash on deposit with subsidiary  $635              $99
   Investment securities             499               --
   Investments in bank
     subsidiaries                 73,886           64,277
   Investments in non-bank
     subsidiaries                  5,838            6,826
   Other assets                        1                0
---------------------------------------------------------
   Total assets                  $80,859          $71,202
---------------------------------------------------------
Liabilities and shareholders' equity:
   Liabilities:
   Other liabilities                $995             $686
---------------------------------------------------------
   Total liabilities                 995              686
---------------------------------------------------------
Shareholders' equity:
   Common stock                    5,444            5,291
   Additional paid-in capital     39,096           37,390
   Retained earnings              35,324           27,835
---------------------------------------------------------
   Total shareholders' equity     79,864           70,516
---------------------------------------------------------
   Total liabilities and
     shareholders' equity        $80,859          $71,202
---------------------------------------------------------


STATEMENTS OF INCOME

                                         Years ended December 31,
-----------------------------------------------------------------
                                          1997     1996     1995
-----------------------------------------------------------------

Income:
   Dividends and interest
     from subsidiary                     $5,297   $2,109   $3,008
   Equity in undistributed
     income of subsidiaries               5,296    2,097    4,491
-----------------------------------------------------------------
                                         10,593    4,206    7,499
Operating expense                            74      189       30
-----------------------------------------------------------------
Net income                              $10,519   $4,017   $7,469
-----------------------------------------------------------------

Statements of Cash Flows
Cash flows from operating activities:
   Net income                           $10,519   $4,017   $7,469
   Adjustments to reconcile net
     income to net cash provided by
     operating activities:
     Equity in undistributed income of
       subsidiaries                      (5,296)  (2,097)  (4,491)
   Increase (decrease) in other assets       (1)     --        --
   Increase (decrease)
     in other liabilities                   956      (24)     201
-----------------------------------------------------------------
     Net cash provided by operating
       activities                         6,178    1,896    3,179
-----------------------------------------------------------------
Cash flows from investing activities:
   Purchase of investment securities       (499)      --       --
   Sale of subsidiary to affiliate           75       --       --
   Contribution to subsidiaries          (2,700)      --     (750)
-----------------------------------------------------------------
     Cash used in investing activities   (3,124)      --     (750)
-----------------------------------------------------------------
Cash flows from financing activities:
   Stock options exercised                1,150      133       --
   Cash dividends paid                   (3,668)  (2,529)  (2,490)
-----------------------------------------------------------------
     Net cash used in financing
       activities                        (2,518)  (2,396)  (2,490)
-----------------------------------------------------------------
   Net increase in cash                     536     (500)     (61)
Cash and cash equivalents:
   Beginning of year                         99      599      660
-----------------------------------------------------------------
   End of year                             $635      $99     $599
-----------------------------------------------------------------
Supplemental disclosure of cash flow information:
Tax benefit from
   exercise of stock options              $709       $74      $--
-----------------------------------------------------------------

MANAGEMENT'S STATEMENT OF FINANCIAL REPORTING

Management of Prime Bancorp, Inc. is responsible for establishing and maintaining an effective internal control structure over financial reporting presented in conformity with both generally accepted accounting principles and the Federal Financial Institutions Examination Council instructions for Consolidated Reports of Condition and Income (call report instructions). The structure contains monitoring mechanisms, and actions are taken to correct deficiencies identified.
     There are inherent limitations in the effectiveness of any internal control structure, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control structure can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control structure may vary over time.
     Management assessed the Company's internal control structure over financial reporting presented in conformity with both generally accepted accounting principles and call report instructions as of December 31, 1997. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 1997, the Company maintained an effective internal control structure over financial reporting presented in conformity with both generally accepted accounting principles and call report instructions.











/s/ James J. Lynch                                 /s/ James E. Kelly
    -------------------------------                    -------------------------
    James J. Lynch, President & CEO                    James E. Kelly, EVP & CFO

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS
PRIME BANCORP, INC.:

We have audited the accompanying consolidated statements of financial condition of Prime Bancorp, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. We have also audited the accompanying consolidated statements of income, shareholders' equity, and cash flows of Prime Bancorp, Inc. and subsidiaries for the year ended December 31, 1995 prior to their restatement for the 1996 pooling-of-interest transaction described in Note 2 to the consolidated financial statements. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The financial statements of First Sterling Bancorp, Inc. included in the 1995 restated consolidated financial statements were audited by other auditors whose report dated February 23, 1996, expressed an unqualified opinion on those statements. The report of the other auditors has been furnished to us, and our opinion, insofar as it relates to the amounts included for First Sterling Bancorp, Inc., is based solely on the report of the other auditors.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Prime Bancorp, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.
     We also audited the combination of the accompanying consolidated statements of income, shareholders' equity and cash flows for the year ended December 31, 1995, after restatement for the 1996 pooling-of-interests; in our opinion, such statements have been properly combined on the basis described in Note 2 of the notes to the consolidated financial statements.


                                            /s/ KPMG Peat Marwick LLP


Philadelphia, PA
January 16, 1998


                            [COOPERS & LYBRAND LOGO]

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------

     We have audited the consolidated statements of income, stockholders' equity, and cash flows of First Sterling Bancorp, Inc. (the "Company") for the year ended December 31, 1995, that appear in this annual report on Form 10-K, after having been restated for the 1996 pooling-of-interests transaction in which Prime Bancorp, Inc. acquired the Company. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

                                                    /s/ Coopers & Lybrand L.L.P.
                                                    ----------------------------

Baltimore, Maryland
February 23, 1996

LOAN PORTFOLIO HISTORY
--------------------------------------------------------------------------------
(Dollars in thousands)



                                                                 December 31,
------------------------------------------------------------------------------------------------------------------------
                               1997                1996                1995               1994                1993
------------------------------------------------------------------------------------------------------------------------
                        Amount        %     Amount        %     Amount       %      Amount       %     Amount        %
------------------------------------------------------------------------------------------------------------------------
Permanent first
   mortgage loans:
   One-to four-family  $181,375     28.7% $235,023     38.1%  $216,163     43.5%  $185,409     42.0%  $168,345     41.7%
   Multi-family             932      0.1%   10,783      1.7%     9,303      1.9%     8,735      2.0%     8,148      2.0%
   Commercial           150,411     23.8%  120,841     19.6%   102,958     20.7%    88,767     20.1%    73,726     18.3%
------------------------------------------------------------------------------------------------------------------------
Total permanent loans   332,718     52.6%  366,647     59.4%   328,424     66.1%   282,911     64.1%   250,219     62.0%
Allowance for loan
   losses                (2,811)    -0.4%   (2,081)    -0.2%    (1,728)    -0.3%    (1,856)    -0.4%    (1,522)    -0.4%
------------------------------------------------------------------------------------------------------------------------
Total permanent first
   mortgage loans, net  329,907     52.2%  364,566     59.2%   326,696     65.8%   281,055     63.7%   248,697     61.6%
------------------------------------------------------------------------------------------------------------------------
Total commercial
   real estate loans     60,984      9.7%   44,598      7.2%    29,881      6.0%    36,154      8.2%    43,003     10.6%
Allowance for loan
   losses                (1,130)    -0.2%     (918)    -0.2%      (696)    -0.1%    (1,234)    -0.3%      (959)    -0.2%
------------------------------------------------------------------------------------------------------------------------
Total commercial
   real estate loans,
   net                   59,854      9.5%   43,680      7.0%    29,185      5.9%    34,920      7.9%    42,044     10.4%
------------------------------------------------------------------------------------------------------------------------
Commercial business
   loans                139,989     22.2%  110,840     18.0%    68,777     13.8%    65,045     14.7%    61,863     15.3%
Allowance for loan
   losses                (1,736)    -0.3%   (2,251)    -0.4%    (1,954)    -0.5%    (1,301)    -0.3%    (1,740)    -0.4%
------------------------------------------------------------------------------------------------------------------------
Total commercial
   business loans,
   net                  138,253     21.9%  108,589     17.6%    66,823     13.3%    63,744     14.4%    60,123     14.9%
------------------------------------------------------------------------------------------------------------------------
Consumer loans:
   Personal/lines of
   credit                32,678      5.2%   27,296      4.4%    20,063      4.0%    21,582      4.9%    19,976      4.9%
   Second mortgage/
   equity                44,248      7.0%   44,229      7.2%    40,618      8.2%    31,492      7.1%    25,829      6.4%
   Auto                  19,718      3.1%   22,499      3.7%    10,046      2.0%     7,110      1.6%     4,900      1.2%
   Education              6,163      1.0%    3,504      0.6%     2,992      0.6%     1,697      0.4%     2,230      0.6%
   Home improvement
     and other            2,290      0.4%    3,906      0.6%     1,745      0.4%     1,419      0.3%     1,959      0.5%
   Savings account          773      0.1%      907      0.1%     1,119      0.2%     1,464      0.3%     1,135      0.3%
------------------------------------------------------------------------------------------------------------------------
Total consumer loans    105,870     16.8%  102,341     16.6%    76,583     15.4%    64,764     14.6%    56,029     13.9%
Allowance for loan
   losses                (1,334)    -0.2%     (963)    -0.2%    (1,066)    -0.2%    (1,035)    -0.2%      (623)    -0.2%
------------------------------------------------------------------------------------------------------------------------
Total consumer loans,
   net                  104,536     16.6%  101,378     16.4%    75,517     15.2%    63,729     14.4%    55,406     13.7%
------------------------------------------------------------------------------------------------------------------------
Total unamortized loan
   origination fees and
   costs                   (228)     0.0%     (327)     0.0%      (549)    -0.0%    (1,406)    -0.3%    (1,816)    -0.4%
   Allowance for loan
   loss (unallocated)    (1,474)    -0.2%     (993)    -0.2%      (638)    -0.1%      (641)    -0.1%      (761)    -0.2%
------------------------------------------------------------------------------------------------------------------------
Total loans
   receivable, net     $630,848    100.0% $616,893    100.0%  $497,034    100.0%  $441,401    100.0%  $403,693    100.0%
------------------------------------------------------------------------------------------------------------------------

NON-ACCRUAL LOANS AND REAL ESTATE OWNED

                                                                                        December 31,
------------------------------------------------------------------------------------------------------------------------
                                                                    1997        1996        1995        1994        1993
------------------------------------------------------------------------------------------------------------------------
Non-accrual loans:
   Single-family residential                                       $1,170      $1,003     $1,786      $1,859      $1,913
   Multi-family Residential and commercial real estate loans           --       3,087         --          --          --
------------------------------------------------------------------------------------------------------------------------
                                                                    1,170       4,090      1,786       1,859       1,913
------------------------------------------------------------------------------------------------------------------------
Consumer                                                              380         243        517       2,956       1,698
Commercial loans                                                    1,453       2,751      2,535       2,153       3,129
------------------------------------------------------------------------------------------------------------------------
Total non-accrual loans                                            $3,003      $7,084     $4,838      $6,968      $6,740
------------------------------------------------------------------------------------------------------------------------
Total non-accrual loans to loans receivable                         0.47%       1.14%      0.96%       1.55%       1.64%
------------------------------------------------------------------------------------------------------------------------
Total real estate owned                                               957       1,335        419         323         392
------------------------------------------------------------------------------------------------------------------------
Total non-accrual loans and real estate owned to total assets       0.42%       0.91%      0.64%       0.99%       1.19%
------------------------------------------------------------------------------------------------------------------------

SUMMARY ALLOWANCE FOR LOAN LOSSES
--------------------------------------------------------------------------------
(Dollars in thousands)


                                                                                  Years Ended December 31,
-------------------------------------------------------------------------------------------------------------------------
                                                                    1997         1996       1995        1994         1993
-------------------------------------------------------------------------------------------------------------------------
Balance at beginning of period                                     $7,206      $6,082      $6,067     $5,605       $4,386
Charge-offs:
   Domestic:
     Real estate--commercial                                         (606)       (813)        (17)      (197)        (201)
     Real estate--residential                                        (354)       (480)       (118)       (66)         (48)
     Commercial business loans                                       (776)     (1,119)     (1,044)      (614)        (725)
     Consumer                                                        (921)       (491)       (273)      (382)        (141)
-------------------------------------------------------------------------------------------------------------------------
                                                                   (2,657)     (2,903)     (1,452)    (1,259)      (1,115)
-------------------------------------------------------------------------------------------------------------------------
Recoveries
   Domestic:
     Real estate--commercial                                            3          11         155          4           --
     Real estate--residential                                          19          20           7         62           23
     Commercial business loans                                        415          61         167         48          109
     Consumer                                                          61          98           9         13           42
-------------------------------------------------------------------------------------------------------------------------
                                                                      498         190         338        127          174
-------------------------------------------------------------------------------------------------------------------------
Net charge-offs                                                    (2,159)     (2,713)     (1,114)    (1,132)        (941)
-------------------------------------------------------------------------------------------------------------------------
Additions charged to operations                                     3,438       3,837       1,129      1,594        2,160
-------------------------------------------------------------------------------------------------------------------------
Balance at the end of period                                       $8,485      $7,206      $6,082     $6,067       $5,605
-------------------------------------------------------------------------------------------------------------------------
Ratio of net charge-offs during the period to average loans
   outstanding during the period                                     0.35%       0.49%       0.24%      0.27%        0.24%
-------------------------------------------------------------------------------------------------------------------------


LOANS
LOAN MATURITIES AND INTEREST SENSITIVITY

                                                                               1 Year    1 Through    After 5       Gross
December 31, 1997                                                              or Less     5 Years      Years       Loans
-------------------------------------------------------------------------------------------------------------------------
Commercial real estate                                                        $41,932     $14,806     $4,246      $60,984
Commercial                                                                    138,624      80,536     71,240      290,400
-------------------------------------------------------------------------------------------------------------------------
   Total                                                                      180,556      95,342     75,486      351,384
-------------------------------------------------------------------------------------------------------------------------
Loans with predetermined rate                                                  19,204      53,819     45,730      118,753
Loans with floating rate                                                      161,352      41,523     29,756      232,631
-------------------------------------------------------------------------------------------------------------------------
   Total                                                                      180,556      95,342     75,486      351,384
-------------------------------------------------------------------------------------------------------------------------

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

                                                                                        December 31,
-------------------------------------------------------------------------------------------------------------------------
                                                                    1997         1996       1995        1994        1993
-------------------------------------------------------------------------------------------------------------------------
Commercial Loans                                                   $3,267      $2,251     $1,954      $1,301      $1,740
Commercial Real Estate                                              1,130         918        696       1,234         959
Consumer                                                            1,334         963      1,066       1,035         623
Residential Mortgage                                                1,280       2,081      1,728       1,856       1,522
Unallocated                                                         1,474         993        638         641         761
-------------------------------------------------------------------------------------------------------------------------
                                                                   $8,485      $7,206     $6,082      $6,067      $5,605
-------------------------------------------------------------------------------------------------------------------------

INVESTMENT SECURITIES PORTFOLIO
--------------------------------------------------------------------------------
(Dollars in thousands)




                                                                                  December 31,
------------------------------------------------------------------------------------------------------------------------
                                                                1997                   1996                  1995
------------------------------------------------------------------------------------------------------------------------
                                                                      Fair                  Fair                   Fair
                                                           Cost       Value       Cost      Value       Cost       Value
------------------------------------------------------------------------------------------------------------------------
Held to Maturity
------------------------------------------------------------------------------------------------------------------------
State and municipal                                       $6,735      $7,002     $6,739     $6,771        $400      $431
U.S. Govt & U.S. Govt Agency                                   0           0          0          0      11,830    11,971
Mortgage-backed securities                               106,563     107,156     97,778     97,854      81,279    82,236
------------------------------------------------------------------------------------------------------------------------
Total debt securities                                    113,298     114,158    104,517    104,625      93,509    94,638
Other securities                                           4,690       4,690      6,249      6,249       4,491     4,491
------------------------------------------------------------------------------------------------------------------------
                                                        $117,988    $118,848   $110,766   $110,874     $98,000   $99,129
------------------------------------------------------------------------------------------------------------------------
Available for Sale
------------------------------------------------------------------------------------------------------------------------
U.S. Govt & U.S. Govt Agency                             $64,483     $64,573    $62,037    $62,028     $52,961   $53,562
Mortgage-backed securities                                51,544      50,855     53,269     52,091      55,570    54,739
------------------------------------------------------------------------------------------------------------------------
Total debt securities                                    116,027     115,428    115,306    114,119     108,531   108,301
Other securities                                             300         300     11,340     11,309      17,710    17,764
------------------------------------------------------------------------------------------------------------------------
                                                        $116,327    $115,728   $126,646   $125,428    $126,241  $126,065
------------------------------------------------------------------------------------------------------------------------

DEPOSITS

The following table sets forth deposit accounts in dollar amounts and weighted average rate on the date indicated.


                                                                                  At December 31,
---------------------------------------------------------------------------------------------------------------------------
                                                                 1997                   1996                  1995
---------------------------------------------------------------------------------------------------------------------------
                                                                     Weighted              Weighted              Weighted
                                                                      Average               Average               Average
                                                          Amount       Rate     Amount       Rate      Amount      Rate
---------------------------------------------------------------------------------------------------------------------------
Passbook/statement                                       $64,297       1.83%    $63,022      2.05%     $63,315     2.05%
NOW and Super NOW                                         43,988       0.57%     44,444      1.91%      37,602     1.46%
Money market accounts                                    130,959       3.46%    130,028      3.30%     113,110     3.69%
Fixed-rate certificates                                  233,352       5.50%    288,367      5.16%     257,045     5.30%
Jumbo certificates                                        47,578       5.41%     54,074      5.44%      48,929     5.74%
Individual retirement accounts (1)                        58,537       5.60%     61,940      5.79%      64,506     5.87%
Commercial checking accounts (2)                         115,733          --     94,767         --      59,799        --
---------------------------------------------------------------------------------------------------------------------------
Total deposits                                          $694,444               $736,642               $644,306
---------------------------------------------------------------------------------------------------------------------------

(1)   Funds in IRA accounts are invested primarily in certificates of deposit.
(2)   Non-interest bearing.

DOMESTIC TIME DEPOSITS OF $100,000 OR MORE

The following table sets forth remaining maturities of domestic time deposits of $100,000 or more.


                                             Other
                                    Jumbo    Time
December 31, 1997                    C/D   Deposits   Total
-----------------------------------------------------------
Three months or less              $22,839   $4,984  $27,823
Over three through six months      18,670    3,929   22,599
Over six through twelve months      5,369   14,430   19,799
Over twelve months                    700   12,270   12,970
-----------------------------------------------------------
   Total                          $47,578  $35,613  $83,191
-----------------------------------------------------------




BORROWINGS

                                          December 31,
-----------------------------------------------------------
                                    1997     1996     1995
-----------------------------------------------------------
Advances from FHLB of Pittsburgh  $79,550  $37,598  $37,646
Repo plus agreements with the
   FHLB of Pittsburgh                  --   19,000   20,000
Repurchase agreements              91,486   51,685   37,622
-----------------------------------------------------------
                                 $171,036 $108,283  $95,268
-----------------------------------------------------------

PRIME BANCORP, INC. AND PRIME BANK
--------------------------------------------------------------------------------

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

Arthur J. Kania
Principal of Trikan Associates

Joseph G. Markmann, CPA
Associate Professor of Accounting & former Chairman of Accounting Dept. of LaSalle University

Roy T. Peraino
Former Chairman and Chief Executive Officer of Continental Bancorp and Continental Bank and former President of Midlantic Corporation

David H. Platt
President of Somerton Springs Golf Shoppes, Driving Ranges, and President of Sycamore Ridge, Inc. Golf Course

Arthur L. Powell
President of Kravco, Inc., a real estate development company which specializes in large shopping malls


Prime Bancop and Prime Bank Officers

EXECUTIVE OFFICERS
  James J. Lynch*
  President and
  Chief Executive Officer

  William H. Bromley*
  Executive Vice President

  James E. Kelly*
  Executive Vice President and CFO

COMMERCIAL LENDING
  Timothy J. Abell
  Senior Vice President
   Robert J. Mulligan
   Vice President
   Michael J. Okino
   Vice President
   Jeff F. Southworth
   Vice President
   David W. Gill
   Assistant Vice President
   Brian T. Vesey
   Commercial Loan Officer

  Scott Gamble
  Vice President
   Carol A. Chartrand
   Vice President -
   Cash Management
   Michael Prendergast
   Vice President

  Steven C. McGilvery
  Senior Vice President
   Thomas F. Gordon
   Vice President
   Frank Naylor
   Vice President
   Dorothy A. Hoerr
   Assistant Vice President
   Grant Conway
   Commercial Loan Officer

COMMERCIAL
REAL ESTATE LENDING/CONSTRUCTION
  Gregory J. Webster
  Senior Vice President
   Robert C. Kenney, Jr.
   Vice President
   Seth L. Mackler*
   Vice President and Secretary
   Eleanor A. Remolde
   Assistant Vice President
   Maureen P. Menarde
   Real Estate Loan Officer

CONSUMER LENDING
  Curt T. Schulmeister
  Senior Vice President
   Robin Carmody
   Assistant Vice President
   Joseph E. McNamara
   Assistant Vice President
   Jane A. Passaglia
   Assistant Vice President
   Thomas J. Blair
   Consumer Loan Officer

RESIDENTIAL MORTGAGE LENDING
  Robert T. Strong
  Senior Vice President
   Brian McGovern
   Assistant Vice President
   Laura Johnson
   Mortgage Loan Officer

CREDIT POLICY AND ADMINISTRATION
  Steven H. Santini
  Vice President
   Christian Schweizer III
   Vice President
   Bonnie L. Halbreiner
   Assistant Vice President
   Kenneth W. Hilbert
   Assistant Vice President
   Carolyn J. Matje
   Assistant Vice President

COMPLIANCE AND COMMUNITY INVESTMENT
  Doreen M. Berdan
  Vice President

OPERATIONAL SERVICES
  Dolores M. Lare
  Senior Vice President
   David R. Forlini
   Vice President - Loan Services
     Patricia L. Campbell
     Loan Documentation Officer
   Rita A. Tarr
   Vice President - Deposit Services
   Darren A. Knox
   Vice President -
   Information Technology

FINANCE AND ACCOUNTING
  Frank H. Reeves*
  Senior Vice President
   Michael J. Sexton
   Vice President
   William J. Boyce
   Assistant Controller
   Antonio A. Pimpinella
   Accounting Officer

  Marissa R. Hack*
  Senior Vice President, Treasurer
   Catherine M. Hendrick
   Assistant Vice President

BRANCH ADMINISTRATION
  Jan M. Smith
  Senior Vice President
   Maureen Nicholas
   Assistant Vice President

SUPPORT SERVICES
  Harry E. Dingler, Jr.
  Vice President - Human Resources
   Peggy R. Grogan
   Personnel Officer

  Joseph B. Leotta
  Vice President
  Director of Marketing
   John F. Downes
   Vice President


* Officers of Prime Bank and Prime Bancorp. All others are officers of Prime Bank.

Northern Advisory Board

Joseph Sokol (ret.)
Former Vice Chairman
Prime Bancorp & Prime Bank

Dorothy M. Bernhard (ret.)
Former Vice President North East
Federal Savings & Former Prime Bank Director

Robert G. Hess, Esq.
Howland, Hess, Guinan & Torpey
Former Prime Bank Director

Robert G. Stahl (ret.)
Past President of Stahl Chevrolet
Former Prime Bank Director

Marc B. Kaplin, Esq.
Kaplin, Stewart, Meloff, Reiter & Stein

Bruce A. Goodman
Sole Proprietor
Goodman Properties

Bart Blatstein
Vice President
Tower Investments, Inc.

Frank C. Corace
Partner
Valley Forge Asset Management Corp.

Frederick I. Robinson
Chairman & CEO
Keystone Industries

David C. Campbell
President
Equipment For Semi-Conductors, Inc.

Abbie Hoffman
President
Regal Corrugated Box Company, Inc.

Michael Binder
Executive Vice President
Capitol Sign Systems

Alfred J. Beljan
President
Belbold Contracting Corporation

B. Scott Holloway
Vice Chairman
Richmond Foundry, Inc.

Carmen D. Carosella
Vice President & CFO
United Refrigeration, Inc.

Western Advisory Board

Francis J. Grey, CPA
Financial Consultant
Smart & Associates, LLP

Albert R. Riviezzo, Esq.
Partner
Fox, Rothschild, O'Brien & Frankel, LLP

R. Richard Williams
President
Valquip Corporation

James D. Kania
Kania, Lindner, Lasak & Feeney
Former First Sterling Bank Director

Thomas J. Scanlon, Jr.
Director of Sales
BASF Corporation
Former First Sterling Bank Director

Allen Speiser, CPA
Former First Sterling Bank Director

William G. Warden, IV
Vice President
Superior Group, Inc.

Alvin Clay, Ph.D., Dean Emeritus
Villanova University

Frank A. Pension
President
The Pension Company

F. Scott Addis
CEO
Garno & Addis

E. William Ross, Sr.
President
Pelmor Laboratories, Inc.

Frank J. Craparo, M.D.
Abington Perinatal Associates, P.C.

R. Craig Williams, D.M.D.
Main Line Dental Group, P.C.

Deborah S. Kitz, Ph.D.
Abington Surgical Center

William G. Davis
President & CEO
Medstaff, Inc.

David C. Henderson
President
The Henderson Group

Edward Kassab, Esq.
Kassab, Archbold & O'Brien, LLP

G. Guy Smith, Esq.
Harris & Smith

Charles L. Wallace
Vice President
Energy Products Company

Steve P. Pahides
Banking (ret.)

Raymond L. Weinmann
President
The Weinmann Group
Former Prime Bank Director

Paul T. Bartkowski
Assistant Vice President
Valley Forge Asset Management Corp.

Prime Bank Branch Locations

PHILADELPHIA COUNTY
Burholme
1000 Cottman Avenue
Philadelphia, PA 19111-3698
(215) 342-2425
Manager - Ann C. Mozzone,
Banking Officer

Chestnut Hill
8500 Germantown Avenue
Philadelphia, PA 19118-3317
(215) 248-1600
Manager - Missy Dannehower,
Assistant Vice President

18th & JFK
18th & JFK Boulevard
Philadelphia, PA 19103-7421
(215) 972-7072
Manager - Edwin A. Bergin,
Banking Officer

Grant Plaza
1695 Grant Avenue
Philadelphia, PA 19115-3199
(215) 673-9600
Manager - Kimberly A. Erwin,
Banking Officer

Kensington
1841 E. Allegheny Avenue
Philadelphia, PA 19134-3192
(215) 426-9520
Manager - Frances Abel,
Assistant Vice President

Lawndale
6425 Rising Sun Avenue
Philadelphia, PA 19111-5299
(215) 742-5300
Manager - Robert A. Farrer,
Assistant Vice President

Penn Treaty
423 E. Girard Avenue
Philadelphia, PA 19125-3305
(215) 426-3303
Manager - Bridget A. Morsa

Somerton
O'Hanlon Plaza
14425 Bustleton Avenue
Philadelphia, PA 19116-1177
(215) 671-1232
Manager - Karen S. Sica,
Banking Officer

MONTGOMERY COUNTY
Bala Cynwyd
50 Monument Road
Bala Cynwyd, PA 19004-1723
(610) 617-0801
Manager - Linda S. Hodges,
Assistant Vice President

Bryn Mawr
22 North Bryn Mawr Avenue
Bryn Mawr, PA 19010-3304
(610) 520-0444
Manager - Nance J. Markel,
Banking Officer

Horsham
301 Horsham Road
Horsham, PA 19044-2017
(215) 956-9333
Manager - Suzanne B. Shane,
Assistant Vice President

Huntingdon Valley
Bethayres Shopping Center
618 Welsh Road
Huntingdon Valley, PA 19006-6302
(215) 938-7850
Manager - Virginia Fiorentine,
Banking Officer

Jenkintown
The Pavilion
261 Old York Road
Jenkintown, PA 19046-3793
(215) 572-0800
Manager - Lynn Levy Marks,
Assistant Vice President

Montgomeryville
521 Stump Road
North Wales, PA 19454-1516
(215) 368-1160
Manager - Ruth K. Hardin,
Assistant Vice President

Plymouth Meeting
661 W. Germantown Pike
Plymouth Meeting, PA 19462-1033
(610) 397-1600
Manager - Dale Grewal,
Assistant Vice President

Willow Grove
Moreland Plaza
Old York & Moreland Roads
Willow Grove, PA 19090-4194
(215) 659-5404
Manager - Gregory B. Morgan,
Assistant Vice President

BUCKS COUNTY
Fairless Hills
503 S. Oxford Valley Road
Fairless Hills, PA 19030-2612
(215) 943-2200
Manager - Kathryn M. Geissel,
Assistant Vice President

Oxford Valley
195 Bristol Oxford Valley Road
Langhorne, PA 19047-3083
(215) 943-1100
Manager - Kelly A. Colon

Richboro
984 Second Street Pike
Richboro, PA 18954-1527
(215) 322-4400
Manager - Wanda S. Albright,
Assistant Vice President

Southampton
723 Street Road
Southampton, PA 18966-3989
(215) 357-9090
Manager - Donna M. McKenna,
Assistant Vice President

Yardley
10 S. Main Street
Yardley, PA 19067-1511
(215) 493-7285
Manager - Deborah A. Zimmaro,
Assistant Vice President

CHESTER COUNTY
Devon
80 West Lancaster Avenue
Devon, PA 19333-1374
(610) 971-9072
Manager -  Marcia C. Gallagher,
Assistant Vice President

DELAWARE COUNTY
St. Davids
558 East Lancaster Avenue
St. Davids, PA 19087-5048
(610) 971-9430
Manager - Debra G. Palochak,
Assistant Vice President

Media
101 W. Baltimore Avenue
Media, PA 19063-3205
(610) 892-2920
Manager - Peter W. Bendistis,
Vice President

[LOGO]